Filed Pursuant to Rule 424(b)(4)
Registration No. 333-140385

PROSPECTUS

4,500,000 Shares

GEOKINETICS INC.

Common Stock

We are offering 4,500,000 shares of common stock. We plan to use the net proceeds of this offering to redeem all of our outstanding second priority senior secured floating rate notes due 2012, including principal, premium and accrued interest, and use any remaining net proceeds to repay a portion of our revolving credit facility.

On May 10, 2007, the last reported sale price for our common stock reported on the OTC Bulletin Board was $33.45 per share. Our shares of common stock have been approved for listing on the American Stock Exchange under the symbol “GOK.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$28.00	$124,320,000	(1)
Underwriting discounts and commissions	$1.68	$5,880,000	(1)
Proceeds to us before expenses	$26.32	$118,440,000

(1)   Avista Capital Partners (Offshore), L.P., an existing stockholder, is purchasing 1,000,000 shares of common stock in this offering at $26.32, which is the public offering price less underwriting discounts and commissions.  The underwriters are not receiving underwriting discounts and commissions on these shares.

We and one of our stockholders have granted the underwriters a 30 day option to purchase up to 675,000 additional shares to cover any over-allotments. We will not receive any of the net proceeds from the selling stockholder.

We expect that delivery of the shares of common stock will be made on or about May 15, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS	UBS INVESTMENT BANK

RAYMOND JAMES	HOWARD WEIL INCORPORATED

May 10, 2007

Geokinetics

Vibroseis land crew operating in North America.

Heli-portable land crew operating in South America.

Land crew operating in South America using Sercel 408.

Land crew operating in the Canadian Arctic.

Vibroseis trucks in North America.

Transition zone crew boats operating in the Middle East.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary is not complete. It highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under the heading “Risk Factors,” our financial statements and the notes to those financial statements. Unless the context requires otherwise, references in this prospectus to “Geokinetics,” “we,” “us,” “our” or “ours” refer to Geokinetics Inc., together with its subsidiaries. References in this prospectus to “Grant” or “Trace” refer to Grant Geophysical, Inc. and its subsidiaries and to Geokinetics Exploration Inc. (formerly known as Trace Energy Services Ltd.) and its subsidiaries, respectively. When we refer to the Trace acquisition, we mean our acquisition of Trace and the related financing of that acquisition which closed in December 2005. When we refer to the Grant acquisition, we mean our acquisition of Grant and the related senior loan and subordinated loan used to finance that acquisition which closed in September 2006. When we refer to the Refinancing, we mean the repayment of the financing related to the Grant acquisition with the proceeds from the issuance of our second priority senior secured floating rate notes due 2012 (the “Floating Rate Notes”) and the issuance of our Series B Senior Convertible Preferred Stock (the “Series B Preferred Stock”) in December 2006. In this prospectus, we present pro forma financial information giving effect to the Grant acquisition, the Refinancing and this offering. The results of operations for Trace are reflected for a full year in our results of operations for the year ended December 31, 2006.

Our Company

We are a full-service, global provider of seismic data acquisition and seismic data processing and interpretation services. We believe we are the fourth-largest provider of seismic data acquisition services in land, marsh and swamp (“transition zone”) and shallow water environments based on total worldwide crew count. Our services are used by oil and natural gas exploration and production (“E&P”) companies to identify and analyze drilling prospects, maximize drilling success, optimize field development and enhance production economics.

We seek to differentiate ourselves from our competitors through our focus on harsh environments, difficult to shoot locations and the innovative application of our specialized equipment and processes. We primarily perform three-dimensional (“3D”) seismic data surveys for E&P customers, which include many national oil and gas companies, major international oil and gas companies and public and private independent operators. In addition, we perform a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use. On a pro forma basis, for the year ended December 31, 2006, we generated revenues of $329.5 million and Adjusted EBITDA of $38.1 million. See “— Summary Historical Consolidated and Unaudited Pro Forma Combined Financial Information” beginning on page 9. Of our $329.5 million in pro forma revenue, seismic data acquisition services and seismic data processing and interpretation accounted for 98% and 2%, respectively.

Seismic data acquisition services.   We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, California, Appalachian and Rocky Mountain regions of the United States, Western Canada, Canadian Arctic, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We engage in seismic data acquisition services in land, transition zone and shallow water environments on a contract basis for our customers. Our equipment is capable of collecting two-dimensional (“2D”), 3D and multi-component seismic data. We have a combined recording capacity in excess of 82,000 channels that can be configured to operate up to 22 crews worldwide. During the first quarter of 2007, we operated on average thirteen crews in North America (including on average four crews in Canada) and nine internationally. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer. Seismic data acquisition services contracts, whether bid or negotiated, provide for payment on either a turnkey or term basis, or on a combination of both methods. Our contracts currently provide that the seismic data acquired by us is the exclusive property of our customer. On a pro forma basis, for the year ended December 31, 2006, seismic data acquisition services generated revenues of $322.3 million, with North America and international operations accounting for approximately 56% and 44%, respectively, and approximately 52% and 48%, respectively, of operating income.

Seismic data processing and interpretation services.   We also provide onshore and offshore proprietary seismic data processing services and a full suite of seismic interpretation products and services. Seismic data is processed to produce an image of the earth’s subsurface using proprietary computer software and internally developed techniques. Our seismic data processing and interpretation centers in the United States and the United Kingdom process 2D and 3D seismic data acquired by our own crews as well as data acquired by other seismic crews. A majority of our seismic data processing and interpretation services are performed on 3D seismic data. We also re-process older seismic data using new techniques designed to enhance the quality of the data. Substantially all of our seismic data processing service contracts are on a turnkey basis. On a pro forma basis, for the year ended December 31, 2006, seismic data processing and interpretation services generated revenues of $7.2 million.

Industry Overview

Seismic surveys enable oil and natural gas companies to determine whether subsurface conditions are favorable for finding oil and natural gas accumulations and to determine the size and structure of previously identified oil and natural gas fields. Seismic surveys consist of the acquisition and processing of 2D and 3D seismic data, which is used to produce computer-generated, graphic cross-sections, maps and 3D images of the subsurface. These resulting images are then analyzed and interpreted by geophysicists and are used by oil and natural gas companies to acquire prospective oil and natural gas drilling rights, select drilling locations on exploratory prospects and manage and develop producing reservoirs.

Seismic data is acquired by crews operating in land, transition zone and marine environments. Seismic data is generated by the propagation of sound waves near the earth’s surface by controlled sources, such as dynamite or vibration equipment. The waves radiate into the earth and are reflected back to the surface and collected by strategically positioned data collection devices known in the industry as “geophones.” This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion, improving resolution and arranging the input data to produce an image of the subsurface. 3D seismic surveys collect far more information and generate significantly greater detail of the underlying reservoirs than historically used seismic methods, in particular 2D surveys.

The overall demand for seismic data and related seismic services is dependent upon spending by oil and natural gas companies for exploration, production, development and field management activities, which, in turn, is driven largely by present and expected future prices for crude oil and natural gas and the need to replenish drilling prospects and reserves. This is impacted by demand and supply, global and local events, as well as political, economic and environmental considerations.

In recent years, higher demand for oil and natural gas coupled with constrained global supply has resulted in higher commodity prices and increased exploration and development activity by our customers.  Primarily driven by robust global economic growth expectations, particularly in China and

India, the International Energy Agency estimates in its 2006 World Energy Outlook that global energy demand will grow approximately 50% from 2006 to 2030.

Despite increased capital spending by oil and natural gas companies to locate additional drilling prospects and reserves, we believe the increase in demand for oil and natural gas will continue to outpace the increase in supply. In response to this trend, along with associated commodity pricing and exploration activity, we believe that the following long term fundamentals will benefit our operations:

E&P capital spending.   The need to replace depleting reserves, particularly in a period of moderate to robust commodity prices, should encourage capital expenditures by our customers, which we expect will benefit the seismic services industry. E&P companies, including the national oil and gas companies in certain countries, are under pressure to increase or replenish reserves and are looking to unconventional resource plays, transition zones, international locations and the optimization of current reserves with new technology. Seismic data acquisition services are a key component of E&P companies’ capital expenditure programs. Recent increases in E&P capital spending has resulted in increased seismic crew activity and related services. According to the International Energy Agency, global E&P capital spending is expected to increase approximately 17% between 2006 and 2010. We expect this trend to continue.

Technological development.   The application and utilization of seismic services have considerably increased over the last several years as a result of significant technological advancements, such as the move from 2D to 3D and single-component to multi-component seismic data recording and processing. Seismic services can now be applied to the entire sequence of exploration, development and production, as opposed to exploration only, allowing for a greater range of use for our services.

Increased exploration activity in harsh and remote environments.   The combination of sustained higher oil and natural gas prices and constrained reserve replenishment prospects has increased the demand for seismic data as operators seek to re-evaluate and review prospective fields or other geological environments that were previously uneconomical to evaluate and develop.

Our Strengths

Leading provider with a global footprint and balanced market presence.   We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count, with current operations and/or office locations in 15 countries. Our global diversity and exposure to both oil and natural gas price-driven opportunities provide us with a balanced market presence, which increases new contract opportunities while reducing our sensitivity to individual markets and commodity price volatility. We have the equipment and trained personnel to deploy up to 22 seismic crews throughout the world. Our size and operating capability allow for improved crew and equipment utilization and the ability to service our customers across the globe. Our long operating history and reputation for quality service encourages customers to continue to select us as their provider of seismic data acquisition services.

Specialized expertise in difficult environments and key high-growth markets.   We specialize in seismic data acquisition services in transition zones and other difficult land environments, which we believe to be underserved and one of the fastest growing segments of the overall seismic services industry. Our extensive experience operating in such complex and challenging areas, including our expertise in designing and utilizing special equipment customized for these environments, provides us a significant competitive advantage. We also have experience operating in local markets within key high growth regions around the world, such as Central and South America, the Middle East and the Far East, where we have been operating longer than many of our competitors. In addition, the expertise required to operate in these areas and the difficult nature of the work positions us to potentially realize higher operating margins than on more traditional land seismic projects.

Strong relationships with a globally diversified customer base.   We have strong, long-standing relationships with major and independent oil and natural gas producers in over 20 countries, as well as with many national oil and gas companies throughout the world. We have been providing seismic data acquisition services to many of our largest customers for over five years. Our global operating capability and sizable crew count allow us to leverage relationships with our customers and increase revenues by providing them services throughout the world and tailoring crew sizes to meet their requirements. Our customer base is diversified and we are not dependent on any one customer. On a pro forma basis, our top ten customers collectively represented approximately 36% of total pro forma revenues for the year ended December 31, 2006, with no single customer accounting for more than ten percent of our total revenues.

Strong backlog that provides significant revenue visibility.   Given current robust fundamentals in the industry and our strong revenue backlog of firm commitments for seismic data acquisition services, we believe we have significant revenue visibility. We estimate our total seismic data acquisition and seismic data processing and interpretation services revenue backlog to be $282.8 million as of March 31, 2007, of which $126.7 million are North American projects and $156.1 million are international projects. We believe that the size, number and duration of seismic data acquisition contracts are increasing, which we expect will continue to improve revenue visibility and crew utilization.

Highly experienced management team and board of directors.   We draw on the global experience of our management team to maintain our leading market position and strong customer relationships. Our senior executive management team has an average of 21 years of relevant industry experience in the seismic services sector as well as in oil and gas exploration, with a demonstrated track record. Our board of directors includes members recognized individually for their accomplishments in the fields of energy, international law, investment banking and private equity, and who we believe afford us a valuable strategic resource.

Our Strategy

Maintain focus and specialization in profitable, high-potential markets.   To maximize profitability, we will continue to target our growth in areas in which we believe we have a competitive advantage, such as transition zones and other difficult land environments. We believe these areas continue to be underserved and represent one of the fastest growing segments of the overall seismic services market. We also plan to further expand our presence, both geographically and in the types of services offered, in existing and new high-potential markets throughout the world to diversify our customer base and capitalize on opportunities in our areas of operations.

Prudently invest in new and technologically-advanced equipment.   We believe growth in demand for seismic services will continue to be enhanced by the development and application of new technologies, particularly for use in transition zones and other difficult land environments. We will continue to acquire and develop expertise in utilizing technologically-advanced equipment to perform our services. In addition, we have and will continue to upgrade our existing equipment, primarily in North America, to improve operating efficiency and to equip us for larger crew sizes, which we expect to lead to increased operating margins. We make our capital investment decisions expecting to receive, on average, a full return on investment within less than three years on an EBITDA basis. From January 1, 2002 through March 31, 2007, on a pro forma basis, we spent approximately $138.3 million purchasing state-of-the-art equipment (including $40.0 million between July 1, 2006 and December 31, 2006 and $21.5 million in the first quarter of 2007), working closely with our vendors to develop products that improve both the quality and efficiency of our services. Our 82,000 channels of recording equipment includes 12,500 channels of additional recording capacity acquired in the second half of 2006 and 7,000 acquired in the first quarter of 2007.

Provide a broad range of services.   We believe there are significant global opportunities in providing customers a broad range of seismic data services, from acquisition and processing to interpretation and management. Customers are increasingly seeking integrated solutions to better evaluate known reserves and improve the yield of recoverable hydrocarbons. Given our size and technological capabilities, we believe we have the infrastructure to significantly expand these multiple service offerings that add value and efficiency for our customers.

Enhance asset utilization and operating efficiency.   Through greater customer and geographic diversification, upgraded equipment and improved crew capabilities, we seek to enhance the continuity of our seismic crews, the utilization of our equipment and our operating efficiency, which we expect will generate increased revenues and higher margins. Additionally, expanding our customer base and presence internationally will allow us to better manage our resources and minimize the reliance on certain customers, downtime between projects and the effects of seasonality and cyclicality in our business.

Actively pursue strategic acquisitions.   We intend to pursue growth through strategic acquisitions. We seek to identify and complete acquisitions that will enhance our cash flow, complement our products and services, improve our operating efficiency, expand our geographic footprint and presence in key high-growth markets and further diversify our customer base.

Recent Acquisitions

Grant Acquisition

On September 8, 2006, we completed the acquisition of all of the issued and outstanding capital stock of Grant, which added international seismic data acquisition services to our business, for $125.0 million in cash, subject to adjustments for net debt and working capital. At the time of the Grant acquisition, Grant had the capacity to operate eleven crews and had 35,000 channels of recording equipment. We believe that the addition of Grant provides us with a platform for continued growth through access to new international markets, transition zone expertise and highly-skilled management.

Grant performs 2D and 3D seismic surveys in the land, transition zone and shallow water environments in the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East, using both analog and digital seismic equipment for a wide range of customers exploring for oil and natural gas reserves. Through the Grant acquisition, we also added equipment that complemented and expanded our operational capabilities. As a result of the Grant acquisition, a substantial portion of our revenues from seismic data acquisition services are now sourced from international operations. Grant has long-standing relationships with its customers, which include national oil and gas companies, major international oil and gas companies and public and private independent operators around the world. Additionally, Grant has a very experienced senior management team with vast international experience working in land, transition zone and shallow water environments.

The Grant acquisition was funded from the proceeds of a $55.0 million subordinated loan from Avista Capital Partners, L.P. (“Avista”), an affiliate of Avista and one other institutional investor and a $100.0 million senior loan from Royal Bank of Canada, as administrative agent and lender, and Avista. We used the proceeds from these loans to pay approximately $125.0 million for the purchase price of Grant, $11.6 million to pay existing indebtedness, approximately $4.0 million for the payment of fees and expenses incurred in connection with such loans and the acquisition of Grant and the remainder for working capital.

Trace Acquisition

On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace for Canadian $35.0 million, subject to certain adjustments, which we paid in cash and common stock. At the time of the Trace acquisition, Trace had the capacity to operate six crews and had 18,000 channels of recording equipment. Headquartered in Alberta, Canada, Trace provides seismic services to exploration and production companies in the oil and natural gas industry, and it specializes in the acquisition of land-based seismic surveys in North America. Through this acquisition, we expanded our business into the Canadian Arctic, California and the Appalachian Mountain regions and increased our use of next generation full-wave (multi-component) seismic technology. These areas provide us with new business opportunities as well as the potential for long-term growth within each respective market. On November 27, 2006, Trace changed its registered name to Geokinetics Exploration Inc. We financed a significant portion of the cash portion of the purchase price through the sale of our common stock and warrants to purchase our common stock in a Private Investment in Public Equity (“PIPE”) offering for aggregate net proceeds of $30.8 million.

Recent Developments

Amendment to Credit Facility

Our existing credit facility consists of a $14.5 million revolving credit facility and a $6.5 million capital expenditures facility. See “Description of Certain Indebtedness” beginning on page 97.

Shortly after the closing of this offering, we expect to amend our existing credit facility to among other things, increase this facility up to $60 million, which is expected to be available for general corporate purposes, including capital expenditures. Initially, up to $30 million will be available upon closing the credit facility and the remaining $30 million will be available once the Floating Rate Notes are redeemed. In addition, the amended credit facility includes a $10 million accordion feature under which, at our request, the total amended credit facility limit may be increased up to $70 million.

Planned Increases in 2007 Capital Expenditure Budget

Subject to the amendment of our credit facility and this offering, we plan to increase our 2007 capital expenditure budget from $34.6 million to $81.7 million. This increase will allow us to add channels, expand our crew capacity and, upgrade and expand our existing equipment, which should improve our efficiency and quality of awards. These expenditures should also allow us to meet the requirements of recently awarded contracts and expected contracts.

First Quarter 2007 Results

Revenues for the first quarter 2007 rose 129% to $111.0 million compared to $48.5 million for the first quarter of 2006. The solid growth in revenues was primarily due to the impact of the Grant acquisition, a strong Canadian winter season, increased demand for seismic data acquisition services, investments in capital expenditures increasing capacity and the early realization of backlog previously scheduled for completion in second quarter 2007.

Operating income increased 207% to $12.6 million for the first quarter of 2007, compared to $4.1 million in the first quarter of 2006. The first quarter of 2007 includes depreciation and amortization of

$7.5 million and a gain on insurance claim of $1.5 million. The first quarter of 2006 includes depreciation and amortization of $1.7 million. The improvement in operating income is due to the revenue increases mentioned above as well as improved pricing and utilization as the size of our contracts increase in our seismic data acquisition business and improved operating results from our seismic data processing and interpretation business.

Our first quarter results were positively impacted by our strong winter season in Canada, which typically causes our first quarter to have higher activity levels, as well as the significant acceleration of one of our international projects.  As such, our second quarter results, which are historically lower than first quarter results due to seasonal conditions in Canada and national oil and gas budgeting cycles, may be negatively affected by the first quarter job acceleration of one of our international projects due to the long lead-time required on certain of our projects to fill gaps caused by work accelerations.

For comparison purposes, the following are the historical results for Grant for the first quarter of 2006.  Grant had revenues of $49.2 million and operating income of $5.6 million, which includes depreciation and amortization of $2.7 million.  There can be no assurance that Grant would have been able to attain these results if we had acquired Grant prior to the first quarter of 2006.

Floating Rate Notes

On December 15, 2006, pursuant to a Purchase Agreement with RBC Capital Markets Corporation (“RBC”) dated December 11, 2006, we sold $110.0 million aggregate principal amount of our Floating Rate Notes. See “Description of Certain Indebtedness.” The net proceeds from such offering were approximately $105.6 million, after deducting the initial purchaser’s discounts and related offering expenses. The net proceeds from the offering were used to repay the $100.0 million senior loan and accrued interest incurred in connection with the Grant acquisition and the remainder retained for general corporate purposes.

Issuance of Preferred Stock

On December 15, 2006, Avista, an affiliate of Avista and one other institutional investor, purchased 228,683 shares of our new Series B Preferred Stock at a price of $250.00 per share, the proceeds from which were used to repay the $55.0 million subordinated loan incurred in connection with the Grant acquisition and capitalized and accrued interest through the date thereof.

On March 15, 2007, we paid a regularly scheduled, quarterly dividend to our holders of Series B Preferred Stock in the form of 4,572 shares of Series B Preferred Stock.

We are a Delaware corporation, incorporated on January 31, 1980. Our principal executive offices are located at One Riverway, Suite 2100, Houston, Texas 77056, and our telephone number at this address is (713) 850-7600. Our website address is www.geokinetics.com. However, information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

The Offering

Set forth below is a brief summary of some of the principal terms of this offering. Purchasers of our common stock should also read the information under the caption “Description of Capital Stock” later in this prospectus for a more detailed description and understanding of the terms of our common stock.

Common stock offered by Geokinetics	4,500,000 shares.
Common stock to be outstanding after this offering	10,311,060 shares.
Underwriters’ over-allotment option

We and one of our stockholders named in this prospectus have granted to the underwriters an option to purchase, within 30 days of this prospectus, up to 577,207 and 97,793 shares, respectively, to cover over-allotments. We will not receive any of the net proceeds from the selling stockholder.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $117.9 million. We plan to use the net proceeds from this offering to redeem all of our outstanding Floating Rate Notes, including principal, premiums and accrued interest, and use any remaining net proceeds to repay a portion of our revolving credit facility.

Listing	Our shares of common stock have been approved for trading on the American Stock Exchange under the symbol “GOK.”
Risk factors	See “Risk Factors” beginning on page 12 of this prospectus for a discussion of risks that you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding upon consummation of this offering is based upon 5,811,060 shares of our common stock outstanding as of March 31, 2007, and 4,500,000 shares to be issued in this offering. This does not include: (a) 288,617 shares of common stock reserved for issuance upon the exercise of outstanding options with a weighted average exercise price of $9.92 per share, (b) 275,605 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $19.92 per share, (c) 2,332,550 shares of common stock issuable upon conversion of the Series B Preferred Stock or (d) 12,500 shares of restricted common stock issued on April 1, 2007 under our equity compensation plans.

We and one of our stockholders have granted the underwriters a 30-day option to purchase up to 675,000 additional shares to cover over-allotments, if any. Unless otherwise noted, this prospectus assumes no exercise of the underwriters’ over-allotment option.

Avista Capital Partners (Offshore), L.P. has agreed to purchase 1,000,000 shares of common stock in the offering at the public offering price less underwriting discounts and commissions.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The summary historical consolidated statement of operations information for each of the years in the three-year period ended December 31, 2006 has been derived from our audited consolidated financial statements. The summary pro forma combined statement of operations information for the year ended December 31, 2006 gives effect to the Grant acquisition, the Refinancing on December 15, 2006, this offering and the use of proceeds thereof as described in “Use of Proceeds,” as if such transactions occurred on January 1, 2006. The summary historical balance sheet information as of December 31, 2006 was derived from our audited financial statements. The as adjusted summary historical balance sheet data as of December 31, 2006 adjusts our actual results for this offering and the use of proceeds thereof as described in “Use of Proceeds,” as if this offering occurred on December 31, 2006. This information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which discusses factors affecting the comparability of the information presented, and in our consolidated financial statements and related notes included elsewhere in this prospectus.

				Pro Forma
				Year
	Historical			Ended
	Year Ended December 31,			December 31,
	2004	2005	2006	2006
				(Unaudited)
	(In thousands, except per share amounts and operating data)
Statement of Operations Information:
Revenues	$43,145	$62,175	$225,183	$329,473
Income (loss) from operations	(26)	(64)	10,251	861
Interest expense, net	415	358	10,819	2,584
Net (loss)	$(441)	$(1,922)	$(4,176)	$(5,877)
Preferred dividends, beneficial conversion charges and accretion costs	2,515	159	206	4,538
Net (loss) applicable to common stockholders	$(2,956)	$(2,081)	$(4,382)	$(10,415)
Net (loss) per common share:
Basic	$(1.56)	$(0.95)	$(0.81)	$(1.05)
Diluted	(1.56)	(0.95)	(0.81)	(1.05)
Weighted average shares outstanding
Basic	1,899	2,182	5,384	9,884
Diluted	1,899	2,182	5,384	9,884

				Pro Forma
				Year
	Historical			Ended
	Year Ended December 31,			December 31,
	2004	2005	2006	2006
				(Unaudited)
	(In thousands, except operating data)
Other Financial Information (unaudited):
Adjusted EBITDA(1)	$825	$1,417	$23,253	$38,125
Capital expenditures	1,182	4,586	32,702	47,912
Other Operating Data (at period end, unaudited):
Crew count	2	9	20	20
Channel count	14,000	32,000	75,000	75,000

	As of December 31, 2006
	Actual	As Adjusted for this Offering
		(Unaudited)
	(In thousands)
Balance Sheet Information:
Cash, cash equivalents and restricted cash	$22,059	$23,399
Total assets	299,633	296,634
Long-term debt and capital leases (including current portion)	117,169	7,169
Mezzanine equity (redeemable convertible preferred stock)	56,077	56,077
Total stockholders’ equity	28,595	138,866

(1)          We define EBITDA as net income (loss) (the most directly comparable GAAP financial measure) before interest income/expense (net), taxes, other income/expense (including, but not limited to, foreign exchange gains/losses, gains/losses on sales/disposals of equipment, warrant expense, and gain on insurance claims), and depreciation and amortization. “EBITDA,” as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP.

EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, our management believes EBITDA is useful to an investor in evaluating our operating performance because this measure: is widely used by investors in the energy industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors; helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and is used by our management for various purposes, including as a measure of operating performance, in presentations to our board of directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.

There are significant limitations to using EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies.

“Adjusted EBITDA” is used and defined by us as EBITDA adjusted to exclude one-time costs associated with the Grant acquisition and other non-recurring costs as set forth in the table below. We have included Adjusted EBITDA in this prospectus because we believe it provides investors with useful information in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital. Adjusted EBITDA is not a measure of financial performance derived in accordance with GAAP and should not be considered in isolation or as an alternative to net income as an indication of operating performance derived in accordance with GAAP.

The following table reconciles our net income, the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA:

				Pro Forma
				Year
	Historical			Ended
	Year Ended December 31,			December 31,
	2004	2005	2006	2006
				(Unaudited)
	(In thousands)
Net (loss)	$(441)	$(1,922)	$(4,176)	$(5,877)
Interest expense, net	415	358	10,819	2,584
Income taxes	—	51	3,234	4,110
Depreciation and amortization	851	1,481	12,965	23,518
Other expense (income)(a)	—	1,449	(973)	(1,191)
EBITDA	$825	$1,417	$21,869	$23,144
Grant one-time charges
Abandoned IPO fees	—	—	—	727
Sale to Geokinetics(b)	—	—	—	12,870
Geokinetics one-time charges
Purchase of Grant(c)	—	—	1,384	1,384
Adjusted EBITDA	$825	$1,417	$23,253	$38,125

(a)         Includes but is not limited to, foreign exchange gains/losses, gains/losses on sales/disposals of equipment, warrant expense, and gain on insurance claims).

(b)         Grant’s expenses related to its sale to us consist primarily of investment advisor and professional fees, payouts under the phantom stock plan and completion bonuses.

(c)          Our expenses related to the purchase of Grant consist primarily of bank fees, advisory fees, professional fees and write-off of unamortized debt financing costs.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline as a result of any one or more of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

We depend on capital expenditures by the oil and natural gas industry, and the decline in the price of oil and natural gas or decreases in the level of such expenditures could adversely affect our operations.

Demand for our services depends upon the spending by oil and natural gas companies for exploration, development, exploitation, and production of oil and natural gas. These activities depend in part on the prices of oil and natural gas. Fluctuations in these oil and natural gas activities and prices are beyond our control, can adversely affect the results of our operations, and have done so in the past.

The oil and natural gas business is fundamentally a commodity business. This means the operations and earnings of these companies may be significantly affected by changes in oil and natural gas prices. Oil and natural gas prices in turn depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These events or conditions are generally not predictable and include, among other things:

•       levels of demand and production of oil and natural gas;

•       worldwide political, military and economic conditions;

•       weather, including seasonal patterns that affect regional energy demand as well as severe weather events that can disrupt supply;

•       levels of oil and natural gas reserves; and

•       government policies regarding exploration for and production and development of adherence by companies to OPEC quotas.

Downturns in the oil and natural gas industry have in the past adversely affected, and may in the future adversely affect, our results of operations and financial condition.

The seismic data acquisition services industry is capital intensive and sources of cash to finance our capital expenditures may not always be available.

Seismic data acquisition equipment is continually being improved with new technology. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. Our capital expenditures were $32.7 million in 2006, and, conditioned on this offering and the amendment of our credit facility, our capital expenditure budget will be increased to $81.7 million in 2007. As of March 31, 2007, we have expended $21.5 million on capital expenditures in 2007. Seismic data acquisition equipment is expensive and our ability to operate and expand our business operations is dependent upon the availability of internally generated cash flow and financing alternatives. Such financing may consist of bank or commercial debt, equity or debt securities or any combination thereof. There can be no assurance that we will be successful in obtaining sufficient capital to upgrade and expand our current operations through cash from operations or additional financing or other transactions if and when required on terms acceptable to us. Due to the uncertainties surrounding the changing market for seismic services, increases in capital and technological requirements, and other matters associated with our operations, we are unable to estimate the amount or terms of any financing that we may need to acquire, upgrade and maintain seismic equipment. If we are unable to obtain such financing, if and when needed, we may be forced to curtail our business objectives, and to finance our business activities with only such internally generated funds as may then be available.

Our seismic data acquisition services are often conducted in extreme weather, in difficult terrain and marine environments. As a result, these operations are subject to risks of injury to our personnel and loss of seismic data acquisition equipment and operating in these environments can adversely affect our financial performance.

We operate outdoors in difficult terrain and marine environments, including mountainous areas and transition zones such as beaches, swamps and marshes. We are exposed to and adversely affected by severe weather conditions. In December of 2006, we experienced a fire during the transportation of equipment and lost several pieces of field equipment. We have currently received insurance proceeds to offset nearly all of the replacement cost of the equipment lost. We maintain insurance against the destruction of our seismic data acquisition equipment and injury to person and property that may result from our operations. However, we are not fully insured for all risks (including business interruption), either because such insurance is not available or because we elect not to obtain insurance coverage because of cost. In addition, under our turnkey contracts, we bear substantially all of the risk of loss due to adverse weather and operating conditions or loss of equipment. Delays due to hazardous weather and operating conditions, equipment losses or injury to our personnel can adversely affect our profitability and results of operations.

Our operating results from seismic data acquisition services can be significantly impacted from quarter to quarter due to a change in the timing of a few large jobs occurring at any one time.

We currently have the capacity to field up to 22 seismic data acquisition crews. However, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Additionally, due to location, service line or particular job, some of our individual crews may achieve results that are a significant percentage of consolidated operating results. Should one or more of these crews experience significant changes in timing, our financial results are subject to significant variations from period to period. Factors that may result in these changes in timing include, but are not limited to, weather, permits, customer requirements and political unrest.

Historically, we have been dependent on a few customers operating in a single industry; the loss of one or more customers could adversely affect our financial condition and results of operations.

Our customers are engaged in the oil and natural gas drilling business throughout the world. Historically, we have been dependent upon a few customers for a significant portion of our revenue with one or more customers representing more than 10% of our revenues in some years. This concentration of customers may increase our overall exposure to credit risk, and customers will likely be similarly affected by changes in economic and industry conditions. Our financial condition and results of operations could be materially adversely affected if one or more of our significant customers fails to pay us or ceases to contract with our services on terms that are favorable to us or at all.

Our seismic data acquisition services revenues are subject to seasonal conditions and our customers’ budgeting cycles.

Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. Additionally, we have limited control over the timing of our international operations due to the extensive planning and preparation required to perform a seismic survey. Our international operations have also been affected historically by the budgeting cycle of our customers, at times resulting in higher activity levels early in the year when available exploration budgets are high, and late in the year when our customers are trying to utilize their remaining budgets.

Our high level of fixed costs can leave us vulnerable to downturns in revenues, which can result in operating losses.

Fixed costs, including costs associated with labor costs, depreciation and interest expense account for a substantial percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions, reduced demand, equipment failures or other causes can result in significant operating losses. In addition, our expected return on capital expenditure will be adversely affected if our operations are adversely affected.

We may not be able to make our seismic data processing and interpretation services segment a profitable business segment, and if we do, we may not be able to maintain profitability once achieved.

Our seismic data processing and interpretation services segment continues to incur high fixed costs and has incurred losses in prior periods. We may not be able to make data processing services a profitable business segment, and if we do, we may not be able to maintain profitability once achieved.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally-owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. Additionally, the seismic data acquisition services business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs below cost and therefore adversely impact industry pricing. Competition from these and other competitors could result in downward pricing pressure and the loss of market share.

We rely on a limited number of key suppliers for specific seismic services and equipment.

We depend on a limited number of third parties to supply us with specific seismic services and equipment. The increased demand for seismic data acquisition services has decreased the supply of seismic equipment, resulting in extended delivery dates on orders of new equipment. Any delay in obtaining equipment could delay our implementation of additional crews and restrict the productivity of our existing crews, adversely affecting our business and results of operations. In addition, any adverse change in the terms of our supplier arrangements could affect our results of operations.

The profitability of many of our contracts depends significantly on our ability to perform the services without delays, which is often subject to factors beyond our control.

A significant portion of our seismic data acquisition services are performed pursuant to turnkey contracts, under which we are paid a fixed fee per square mile of data acquired. Turnkey contracts cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. Any event that causes delay in our performance on the contract will reduce our profitability or even lead to losses.

We may not realize our backlog, which may lead to lower than expected financial performance.

Our backlog consists of written orders or commitments for our services that we believe to be firm. We estimate our backlog for our seismic data acquisition and seismic data processing and interpretation segments as of March 31, 2007 to be approximately $282.8 million. We may never realize some or all of our backlog. Contracts for services are occasionally varied or modified by mutual consent and in many instances are cancelable by the customer on short notice without penalty. As a result, our backlog as of any particular date may not be indicative of our actual revenues for any succeeding fiscal period and even if our backlog is realized, it may not be profitable.

We are subject to risks related to our international operations that could harm our business and results of operations.

With operations worldwide, and with 44% or $142.2 million of our revenues from our seismic data acquisition services segment on a pro forma basis for the year ended December 31, 2006 derived outside of North America, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•       instability of foreign economies, governments and government-owned E&P Companies;

•       risks of war, political unrest or seizure of assets;

•       foreign exchange restrictions, laws and other policies affecting trade and investment; and

•       difficulty and cost of enforcing contracts.

Our international operations have become a much larger percentage of consolidated revenue following the acquisition of Grant. We may be subject to material adverse developments with respect to our international operations.

Our results of operations can be significantly affected by currency fluctuations.

As a company that derives a substantial amount of our revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Fluctuations in the exchange rate of the U.S. dollar against such other currencies have had in the past and can be expected in future periods to have a significant effect upon our results of operations. While we attempt to reduce the risks associated with such exchange rate fluctuations, we cannot assure you that we will be effective in doing so or that fluctuations in the value of the currencies in which we operate will not materially affect our results of operations in the future.

Our operations are subject to government regulation which may adversely affect our future operations.

We are subject to numerous federal, state and local laws and regulations that govern various aspects of our operations. These laws regulate the discharge of explosive materials into the environment, require the removal and clean-up of materials that may harm the environment and otherwise relate to the protection of the environment, and regulate access to private and governmental land to conduct seismic surveys.

Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on our future operations.

If we do not effectively integrate the Grant acquisition and future acquisitions, if any, our operating results could be affected.

We acquired Grant in September 2006, which significantly increased the number of seismic crews we could deploy from nine up to 20, at the time of acquisition. This substantial increase in our seismic data acquisition capacity has strained our personnel, management and processes. If we do not integrate Grant effectively, our profitability and results of operations could be adversely affected, management’s attention could be diverted from other responsibilities and our future growth could be curtailed.

We actively pursue growth through strategic acquisitions. If we are unable to effectively integrate any such future acquisitions, our profitability and results of operations could be adversely affected.

We may be unable to retain and attract management and skilled and technically knowledgeable employees.

Our continued success depends upon retaining and attracting highly skilled employees. A number of our employees possess many years of industry experience and are highly skilled and our inability to retain such individuals could adversely affect our ability to compete in the seismic service industry. We may face significant and adverse competition for such skilled personnel, particularly during periods of increased demand for seismic services. There is no guarantee that our employment agreements, stock-based compensation and other incentives to retain certain of our key employees will allow us to be able to retain our key personnel.

Risks Related to an Investment in our Common Stock

Our stock price may be volatile and may decrease in response to various factors, which could adversely affect our business and cause our stockholders to suffer significant losses.

Our common stock is very illiquid and our stock price has been and may continue to be volatile in the indefinite future. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including the risks described in this “Risk Factors” section and the following:

•       decreases in prices for oil and natural gas resulting in decreased demand for our services;

•       variations in our operating results and failure to meet expectations of investors and analysts;

•       the public’s reaction to our press releases, other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•       increases in interest rates;

•       the loss of customers;

•       competition;

•       illiquidity of the market for our common stock;

•       sales of common stock by existing stockholders; and

•       other developments affecting our or the financial markets.

We do not expect to pay dividends on our common stock and investors will be able to receive cash in respect of the shares of common stock only upon the sale of the shares.

We have never paid cash dividends on our common stock. We have no intention in the foreseeable future to pay any cash dividends on our common stock and the indenture governing our Floating Rate Notes and the credit agreement with PNC Bank, National Association (“the PNC Credit Agreement”) restrict our ability to pay dividends on our common stock. Therefore, an investor in our common stock will obtain an economic benefit from holding our common stock only after an increase in its trading price and only by selling the common stock.

Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of March 31, 2007, 5,811,060 shares of our common stock were outstanding. Also as of such date, there were (a) 288,617 shares of our common stock reserved for issuance upon the exercise of outstanding options with a weighted average exercise price of $9.92 per share, (b) 275,605 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $19.92 per share and (c) 2,332,550 shares of common stock issuable upon conversion of the Series B Preferred Stock. In addition, 12,500 shares of restricted stock were issued on April 1, 2007. As of March 31, 2007, after giving effect to this offering, we would have had 10,311,060 shares of common stock outstanding (10,888,267 shares of common stock outstanding if the underwriters in this offering exercise their over-allotment option in full).

Our preferred stock may be dilutive for as long as it remains issued and outstanding.

Each holder of Series B Preferred Stock is entitled to receive cumulative dividends at the rate of 8.0% per annum on the liquidation preference of $250.00 per share, compounded quarterly. At our option, such dividends may be paid in additional shares of Series B Preferred Stock, instead of cash, on any dividend payment date through October 31, 2011. After such date, all dividends shall be paid in cash when, and if declared.  If we elect to pay dividends on a dividend payment date on or before October 31, 2011 in additional shares of Series B Preferred Stock, then the holders would, upon a subsequent exercise of their conversion rights, be entitled to receive additional shares of our common stock.

An active trading market may not develop to provide investors with adequate liquidity.

We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the American Stock Exchange in our shares of common stock or how liquid that market might become. If an active trading market does not develop, stockholders may have difficulty selling our common stock and may not be able to sell shares of our common stock at prices equal to or greater than the price paid in this offering.

A majority of our voting stock is controlled by a small number of stockholders whose interests may conflict with those of other holders and consent of the holders of our Series B Preferred Stock will be required to take certain actions.

As of March 31, 2007, after giving effect to this offering, and assuming such stockholders do not acquire additional shares of common stock, Steven A. Webster, William R. Ziegler, Maple Leaf Partners, L.P. and Avista and their respective affiliates collectively will own approximately 34% of our outstanding shares of common stock. In addition, as of March 31, 2007, Avista and its affiliates own 212,779 shares of our Series B Preferred Stock. Because the holders of our Series B Preferred Stock have the right to vote on an as-converted basis with the holders of our common stock, voting together as a single class, Avista and the stockholders named above have 46% of the voting power of any matter brought for the vote of shareholders at a meeting. As a result of this ownership, these stockholders are able to influence any matter requiring the approval of holders of our common stock. Subject to the right of the holders of our Series B Preferred Stock as discussed below, such matters include the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of mergers or sales of substantially all our assets.

As long as at least 55,000 shares of our Series B Preferred Stock are outstanding, the consent of the holders of a majority of our Series B Preferred Stock will be required to, among other things, make any material change to our certificate of incorporation or by-laws, declare a dividend on our common stock, increase or decrease the size of our board of directors or enter into a business combination. Accordingly, Avista and its affiliates presently have the ability to control these matters.

Risks Related to Our Capital Structure

We have a substantial amount of debt and expect to continue to utilize debt in our capital structure, which could adversely affect our financial health and adversely affect the trading price of our common stock.

We will have $110.0 million aggregate principal amount of our Floating Rate Notes outstanding, until we redeem these notes with proceeds from this offering.

As of December 31, 2006, after giving pro forma effect to this offering and the use of proceeds thereof as described in “Use of Proceeds,” we had approximately $7.2 million of consolidated total indebtedness outstanding and approximately $21.0 million of additional secured borrowing capacity available under our credit agreement. If we amend our credit facility, we expect to have a $60.0 million credit facility, expandable to $70.0 million, and we may incur more debt in the future, including debt incurred in connection with acquisitions.

Our substantial debt could have important consequences to you. For example, it could:

•       increase our vulnerability to general adverse economic and industry conditions, including declines in oil and natural gas prices and declines in drilling activities;

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•       limit our ability to obtain additional financing for future working capital, capital expenditures, mergers and other general corporate purposes;

•       limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•       make us more vulnerable to increases in interest rates;

•       place us at a competitive disadvantage compared to our competitors that have less debt; and

•       have a material adverse effect on us if we fail to comply with the covenants in the indenture relating to the Floating Rate Notes or in the instruments governing our other debt.

In addition, we may incur substantial additional debt in the future to meet our expanded capital expenditure plan. The indenture governing the Floating Rate Notes permits us to incur additional debt, and the amendment to the PNC Credit Agreement that we expect to enter into after this offering will permit additional borrowings. If new debt is added to our current debt levels, these related risks could increase.

We may not maintain sufficient revenues to sustain profitability or to meet our capital expenditure requirements and our financial obligations. Also, we may not be able to generate a sufficient amount of cash flow to meet our debt service obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations and capital expenditure plans, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt, all of which could have an adverse effect on the trading price of our common stock.

Substantially all of our debt bears interest at floating rates. Should interest rates increase significantly, it could have a material, negative impact on our results of operations.

The indenture governing our Floating Rate Notes and our existing credit facility contain various restrictive covenants that limit management’s discretion in operating our business.

In particular, these covenants limit our ability to, among other things:

•       incur additional debt, including secured debt;

•       make certain investments or pay dividends or distributions on our capital stock or purchase or redeem or retire capital stock;

•       sell assets, including capital stock of our restricted subsidiaries;

•       restrict dividends or other payments by restricted subsidiaries;

•       create liens;

•       enter into transactions with affiliates; and

•       merge or consolidate with another company.

•       our existing credit facility requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to maintain or meet such financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet such ratios and tests or that the lenders under the new credit agreement will waive any failure to meet such ratios or tests.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies and otherwise to conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with them. A breach of these covenants could result in a default under the indenture governing our outstanding Floating Rate Notes and/or our credit facilities. If there were an event of default under our debt instruments, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness when it becomes due, the lenders under our credit facilities and the trustee on behalf of the holders of the Floating Rate Notes could proceed against the assets which we have pledged to them as security.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or our future product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology.

Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include the price of oil and natural gas, capital expenditures by E&P companies, the need for capital expenditures and the availability of capital financing, equipment failures, technological changes, seasonal changes, volatility of securities markets, government regulations, economic and environmental conditions and competition in the areas in which we conduct our operations. Other important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth under the section entitled “Risk Factors” on page 12 and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 32 in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation, other than as required by law, to publicly update any forward-looking statements to reflect new information, future events or otherwise.

INDUSTRY AND MARKET DATA

We have obtained some industry and market share data from third-party sources that we believe are reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on estimates made based on our experience in the industry and our own investigation of market conditions. We believe these estimates to be accurate as of the date of this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $117.9 million, or $133.1 million if the underwriters’ over-allotment option is exercised in full after deducting the underwriters’ discounts, commissions and estimated transaction fees and expenses payable by us. We will not receive any proceeds from the sale of common stock if the over-allotment option, granted by the selling stockholder to the underwriters, is exercised. We plan to use the net proceeds from this offering to redeem all of our outstanding Floating Rate Notes, including, principal, premium and accrued interest, and use the remaining net proceeds to repay a portion of our revolving credit facility. The Floating Rate Notes accrue interest at a rate, reset quarterly, equal to LIBOR plus 6.5%. The principal amount of the Floating Rate Notes is due on December 15, 2012. The proceeds from the issuance of the Floating Rate Notes were used to repay indebtedness incurred in connection with the Grant acquisition.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash, and capitalization as of December 31, 2006:

•  on an actual basis; and

•  as adjusted to give effect to the issuance of 4.5 million shares of our common stock at the offering price of $28.00 per share and the application of the net proceeds thereof as described in “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted for this Offering
	(In thousands)
Cash and cash equivalents and restricted cash(1)(2)(3)	$22,059	$23,399
Long-term debt and capital leases (including current portion):
Credit facility(3)	$—	$—
Floating Rate Notes	110,000	—
Other debt	7,169	7,169
Total debt	117,169	7,169
Mezzanine and temporary equity:
Redeemable convertible preferred stock(4)	56,077	56,077
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized(5)	57	102
Additional paid-in capital	72,926	190,821
Other accumulated comprehensive income	48	48
Accumulated deficit(6)	(44,436)	(52,105)
Total stockholders’ equity	28,595	138,866
Total capitalization	$201,841	$202,112

(1)   Includes approximately $1.7 million of restricted cash as of December 31, 2006.

(2)   As of March 31, 2007, our total cash and cash equivalents and restricted cash were $12.7 million (including $1.6 million of restricted cash).

(3)   As of April 25, 2007, the principal amounts outstanding under our credit facility were $17.2 million, which consisted of $11.0 million under our revolving facility and $6.2 million under our capital expenditure facility. Due to the fact that the balance under our revolving credit facility was zero as of December 31, 2006, net proceeds received in excess of the amounts necessary to redeem all of our Floating Rate Notes, including principal, premium and accrued interest, are included in cash, cash equivalents and restricted cash. We will repay $1.3 million of borrowings under our revolving credit facility at closing.

(4)   As of December 31, 2006, we had 228,683 shares of Series B Preferred Stock issued and outstanding. As of March 15, 2007, we paid a regularly scheduled, quarterly dividend of 4,572 additional shares of Series B Preferred Stock to our holders of Series B Preferred Stock.

(5)   As of December 31, 2006, we had 5,733,227 shares of common stock issued and outstanding on an actual basis and after giving effect to this offering, we would have had 10,233,227 shares of common stock issued and outstanding.

(6)   Reflects impairment of unamortized Floating Rate Notes acquisition costs and premium related to the repayment of the Floating Rate Notes with the proceeds of this offering.

PRICE RANGE OF COMMON STOCK

The following table sets forth the intraday high and low prices for the common stock during our two most recent fiscal quarters and our last three fiscal years as reported by the National Association of Security Dealers (the “NASD”) on the OTC Bulletin Board. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Share prices for periods prior to November 3, 2006, have been adjusted to give retroactive effect to a one-for-ten reverse stock split effected November 3, 2006.

Calendar Quarter	High	Low
2004
First Quarter	$27.50	$2.50
Second Quarter	$27.50	$10.10
Third Quarter	$15.00	$4.50
Fourth Quarter	$10.10	$6.50
2005
First Quarter	$58.00	$7.00
Second Quarter	$27.50	$18.50
Third Quarter	$22.50	$15.70
Fourth Quarter	$26.00	$16.50
2006
First Quarter	$43.50	$23.00
Second Quarter	$60.00	$32.00
Third Quarter	$37.50	$12.50
Fourth Quarter	$32.47	$16.00
2007
First Quarter	$33.00	$24.99
Second Quarter (through May 10, 2007)	$34.50	$22.45

As of March 31, 2007, there were approximately 55 holders of record of our common stock. On May 10, 2007, the last sale price for our common stock reported on the OTC Bulletin Board was $33.45 per share. Our shares of common stock have been approved for listing on the American Stock Exchange under the symbol “GOK.”

DIVIDEND POLICY

We have never paid cash dividends on our common stock and our board of directors intends to retain all of our earnings, if any, to finance the development and expansion of our business. In addition, the indenture governing the Floating Rate Notes and the PNC Credit Agreement restricts, and we expect our new credit facility will restrict, our ability to pay cash dividends, and the consent of the holders of not less than a majority of our Series B Preferred Stock is required before we are permitted to pay dividends on our common stock. There can be no assurance that our operations will prove profitable to the extent necessary to pay cash dividends. Moreover, even if such profits are achieved, our future dividend policy will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors.

UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION

On September 8, 2006, we completed the Grant acquisition. The unaudited pro forma combined statements of operations for the year ended December 31, 2006 give pro forma effect to the Grant acquisition, the Refinancing, this offering and the use of proceeds thereof as described in “Use of Proceeds”, as if such transactions occurred on January 1, 2006.

In the unaudited pro forma combined statement of operations for the year ended December 31, 2006, the column “Geokinetics” includes the operations of Grant from September 9, 2006 to December 31, 2006. The column “Grant” includes operations of Grant from January 1, 2006 to September 8, 2006.

The unaudited pro forma combined financial information is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined statements of operations do not purport to represent what our results of operations actually would have been if the events described above had occurred as of the date indicated or what our results will be for any future periods. The unaudited pro forma combined statement of operations is based upon assumptions and adjustments that we believe are reasonable. The unaudited pro forma combined statement of operations and the accompanying notes should be read in conjunction with our historical consolidated financial statements contained in our audited financial statements for the year ended December 31, 2006.

On November 3, 2006, we completed a reverse stock split of our common stock outstanding at a ratio of one share for every ten shares. All share and per share amounts referred to are reflected as if the reverse stock split had been effective in the periods presented.

Grant Geophysical, Inc.

On September 8, 2006, we completed the acquisition of all of the issued and outstanding shares of common stock of Grant for $125.0 million in cash, subject to adjustment for net debt and working capital.

The Grant acquisition has been accounted for as a business combination in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Accounting for Business Combinations. Assets acquired and liabilities assumed have been recorded at their fair values as of September 8, 2006.

Under business combination accounting, the total purchase price was allocated to Grant’s net tangible and identifiable intangible assets based on their estimated fair values as of September 8, 2006 as set forth below. The allocation of the purchase price was based upon an independent appraisal of the equipment, as well as our estimates and assumptions.

The excess of the purchase price over the net book value of Grant, which is not deductible for tax purposes, totaled approximately $92.8 million. Of this amount, $30.7 million was allocated to property and equipment, $68.8 million was allocated to goodwill, $4.8 million was allocated to intangibles and $11.5 million was recorded as deferred income taxes, representing the difference in the fair value of property, equipment and intangibles over the tax basis. The following table sets forth the preliminary allocation of Grant’s purchase price after giving effect to post-closing purchase price adjustments. A post-closing adjustment of $2.7 million was made that resulted in a receivable to us from the seller in the Grant acquisition. The effect of this adjustment has been reflected in the table below.

In Thousands
Current assets	$35,386
Property, plant and equipment	61,887
Goodwill	68,786
Intangible assets	4,824
Other assets	14
Total assets acquired	$170,897
Current liabilities	$41,596
Other long-term liabilities	857
Deferred tax liability	11,528
Total liabilities assumed	$53,981
Purchase price, net	$116,916

The following table sets forth the components of intangible assets, including goodwill, associated with the Grant acquisition (in thousands).

Intangible Assets, including Goodwill	Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Goodwill	$68,786	$—	$68,786	Indefinite
Data Library	2,410	188	2,222	4 years
Customer relationships	2,414	150	2,264	5 years
Total Intangible Assets	$73,610	$338	$73,272

We assigned $2.4 million of the purchase price to a data library which is being amortized over an expected life of four years, or in accordance with future revenue based on internal and external sales forecasts we have compiled, whichever is shorter. The determination of the data library’s value was based on an estimate of future cash flows expected to be derived from the data library.

We assigned $2.4 million of the Grant purchase price to customer relationships, which reflects an estimate of the fair value of the relationships of Grant with its customers, based on historical experience. The useful life assigned to these relationships is five years.

Future annual amortization expense of intangible assets of acquired businesses, excluding goodwill, over the estimated remaining useful lives of the intangible assets, not inclusive of the effect of future revenue forecasts, if any, is set forth below (in thousands).

Year Ended December 31	Amount
2007	$1,324
2008	1,324
2009	1,324
2010	1,103
2011	347
$5,422

As of the date of the acquisition, Grant had approximately $69.0 million and $31.0 million of U.S. and non-U.S. tax loss carryforwards, respectively, which as a result of historical losses from operations, have been fully reserved.

Other Information

One-time charges incurred in the Grant acquisition, which amounted to approximately $1.4 million for the year ended December 31, 2006, are included in our consolidated statements of operations in “General and Administrative” expenses. One-time charges incurred by Grant in connection with the sale to us, which amount to $12.9 million, and fees incurred from an abandoned initial public offering (as a result of the Grant acquisition), which amount to $0.7 million, for the year ended December 31, 2006, are included in Grant’s consolidated statement of operations in “General and Administrative” expenses.

GEOKINETICS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2006
(In Thousands, except per share amounts)

	Historical		Grant Acquisition		Adjustments for the		Adjustments for this		Pro Forma
	Geokinetics	Grant	Adjustment		Refinancing		Offering		Geokinetics
Revenues
Seismic acquisition revenue	$217,997	$104,290	$—		$—		$—		$322,287
Seismic data processing revenue	7,186	—	—		—		—		7,186
Total revenues	225,183	104,290	—		—		—		329,473
Expenses
Seismic operating expenses	177,009	81,765	—		—		—		258,774
Data processing operating expenses	8,780	—	—		—		—		8,780
Depreciation and amortization	12,965	7,749	2,804	(1)	—		—		23,518
General and administrative	17,525	21,250	—		—		—		38,775
Total expenses	216,279	110,764	2,804		—		—		329,847
Gain (loss) on insurance proceeds	(798)	—	—		—		—		(798)
Gain (loss) on sale of equipment	2,145	(112)	—		—		—		2,033
Income (loss) from operations	10,251	(6,586)	(2,804)		—		—		861
Other income (expense)
Interest and debt expense	(11,298)	(1,006)	(11,138	)(2),(5)	6,126	(3),(6)	13,749	(4),(7)	(3,567)
Interest income	479	504	—		—		—		983
Foreign exchange gain	(231)	—	—		—		—		(231)
Warrant expense	(376)	—	—		—		—		(376)
Other income (expense)	233	330	—		—		—		563
Income (loss) before income taxes	(942)	(6,758)	(13,942)		6,126		13,749		(1,767)
Provision for income taxes	3,234	876	—	(8)	—	(8)	—	(8)	4,110
Net (loss) Income	(4,176)	(7,634)	(13,942)		6,126		13,749		(5,877)
Preferred dividends and accretion costs	206	—	—		4,332	(9)	—		4,538
Net (loss) Income applicable to common shareholders	$(4,382)	$(7,634)	$(13,942)		$1,794		$13,749		$(10,415)
Pro forma net income per common share
Basic	$(0.81)								$(1.05)
Diluted	$(0.81)								$(1.05)
Weighted average common shares and equivalents outstanding
Basic	5,384						4,500	(10)	9,884
Diluted	5,384								9,884

Explanatory Notes Related to Pro Forma Adjustments

1.    Reflects the preliminary pro forma adjustment to reflect the amortization of the acquired intangible assets (data library and customer relationships), the depreciation of the write-up to market value of Grant’s seismic data acquisition equipment, and adjustments to Grant’s depreciation to conform to our depreciation policies.

2.    Reflects the pro forma adjustment for the amortization of deferred financing costs related to the indebtedness incurred in connection with Grant acquisition.

3.    Reflects the pro forma adjustment for the amortization of deferred financing costs related to the Refinancing.

4.    Reflects the pro forma adjustment for the amortization of deferred financing costs related to the Refinancing due to the redemption of the Floating Rate Notes with the proceeds of this offering.

5.    Reflects the pro forma adjustment to reflect the removal of interest expense on our debt paid off by proceeds from the subordinated and senior loans related to the Grant acquisition and the addition of interest on these loans. Interest expense on the subordinated and senior loans was calculated using a historical prime rate for the respective periods and the applicable margin per the subordinated and senior loan agreements.

6.    Reflects the pro forma adjustment to reflect the interest expense related to the Refinancing using historical LIBOR for the respective periods and a margin of 6.5% on the Floating Rate Notes.

7.    Reflects the pro forma adjustment to reduce the interest expense related to our Floating Rate Notes after a redemption of the principal amount of such notes with the proceeds of this offering.

8.    No tax benefit is reflected because a full valuation allowance is being applied to losses.

9.    Reflects the pro forma adjustment to reflect Series B Preferred Stock dividend requirements and accretion costs. The dividend rate on our Series B Preferred Stock is 8.0% per annum, and we assumed cash dividend payments.

10.  Reflects the pro forma adjustment to reflect the common shares issued in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated financial information as of and for each of the years in the five-year period ended December 31, 2006 has been derived from our audited consolidated financial statements. This information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which discusses factors affecting the comparability of the information presented, and in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended and as of December 31,
	2002	2003(1)	2004	2005(2)	2006(3)
	(In thousands, except per share amounts)
Statement of Operations Information:
Revenues	$22,705	$35,949	$43,145	$62,175	$225,183
Income (loss) from operations	(3,101)	1,856	(26)	(64)	10,251
Interest expense, net	10,833	3,824	415	358	10,819
Net (loss) income	$(13,934)	$81,862	$(441)	$(1,922)	$(4,176)
Preferred Dividends, beneficial conversion charges and accretion costs	—	—	2,515	159	206
Net (loss) income applicable to common stockholders	$(13,934)	$81,862	$(2,956)	$(2,081)	$(4,382)
Net (loss) income per common share
Basic	$(7.34)	$43.11	$(1.56)	$(0.95)	$(0.81)
Diluted	(7.34)	43.11	(1.56)	(0.95)	(0.81)
Weighted average shares outstanding
Basic	1,899	1,899	1,899	2,182	5,384
Diluted	1,899	1,899	1,899	2,182	5,384
Balance Sheet Information:
Cash and cash equivalents and restricted cash	$2,636	$5,256	$2,400	$11,186	$22,059
Total assets	7,374	14,420	11,577	74,723	$299,633
Long-term debt and capital leases (including current portion)	63,625	5,943	4,499	17,375	117,169
Total mezzanine and temporary equity	—	—	2,398	25,648	56,077
Total stockholders’ equity (deficit)	(86,689)	(1,923)	(2,378)	(1,150)	28,595

(1)   The year ended December 31, 2003 includes approximately $83.8 million of debt forgiveness income recognized in such year.

(2)          Includes the results of operations of Trace since December 1, 2005, the date of the Trace acquisition.

(3)   Includes the results of operations of Grant since September 8, 2006, the date of the Grant acquisition.

Quarterly Results of Operations

The following table sets forth quarterly statement of operations data. We derived this data from our unaudited consolidated financial statements, which we believe have been prepared on substantially the same basis as our audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(In thousands, except for per share data)
Revenues	$13,161	$13,428	$15,518	$20,068
Income (loss) from operations	(2)	193	489	(744)
Interest expense, net	88	74	73	123
Net income (loss)	$(90)	$118	$416	$(2,366)
Preferred dividends and accretion costs	43	43	43	30
Net (loss) income applicable to common shareholders	$(133)	$75	$373	$(2,396)
Net (loss) income per common share
Basic	$(0.07)	$0.04	$0.20	$(0.79)
Diluted	(0.07)	0.04	0.13	(0.79)
Weighted average commmon shares and equivalents outstanding
Basic	1,899	1,899	1,899	3,035
Diluted	1,899	2,017	2,849	3,035

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands, except for per share data)
Revenues	$48,472	$34,372	$50,412	$91,927
Income (loss) from operations	4,099	2,924	(966)	4,194
Interest expense, net	137	111	1,746	8,825
Net income (loss)	$2,289	$1,614	$(1,922)	$(6,157)
Preferred dividends and accretion costs	—	—	—	206
Net income (loss) applicable to common shareholders	$2,289	$1,614	$(1,922)	$(6,363)
Net income (loss) per common share
Basic	$0.43	$0.30	$(0.36)	$(1.16)
Diluted	0.39	0.27	(0.36)	(1.16)
Weighted average common shares and equivalents outstanding
Basic	5,350	5,350	5,357	5,384
Diluted	5,834	5,899	5,357	5,384

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our selected historical financial data and our accompanying consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including, but not limited to, those discussed above under “Risk Factors.”

Overview

We are a full-service, global provider of seismic data acquisition and seismic data processing and interpretation services. We believe we are the fourth-largest provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count. Our services are used by oil and natural gas E&P companies to identify and analyze drilling prospects, maximize drilling success, optimize field development and enhance production economics. We seek to differentiate ourselves from our competitors through our focus on harsh environments, difficult to shoot locations and the innovative application of our specialized equipment and processes. We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, California, Appalachian and Rocky Mountain regions of the United States, Western Canada, Canadian Arctic, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We primarily perform 3D seismic data surveys for E&P customers, which include many national oil and gas companies, major international oil and gas companies and public and private independent operators. In addition, we perform a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use.

The seismic services industry is dependent upon the spending levels of oil and natural gas companies for exploration, development, exploitation and production of oil and natural gas. These spending levels depend upon the prices of oil and natural gas. During the past three years, the oil and natural gas industry has seen significant increases in activity resulting from continuing high commodity prices for oil and natural gas. Our seismic data acquisition services segment has benefited from these increased levels of activity, as well as from our reputation as a provider of high-quality seismic surveys. We have seen our seismic data acquisition services revenues and results of operations improve year after year for the past several years as a result of increased demand for our services, improved contract terms with our customers as well as the Trace and Grant acquisitions. While demand for our services continues to increase, we continue to experience competition in our marketplace which has prevented us from benefiting from significant increased pricing for our services. We will continue to aggressively compete for seismic projects from both existing and prospective customers.

Grant Acquisition

On September 8, 2006, we completed the acquisition of all of the issued and outstanding capital stock of Grant, which added international seismic data acquisition services to our business, for $125.0 million in cash, subject to adjustments for net debt and working capital. The purchase of Grant was funded from the proceeds of a $55.0 million subordinated loan from Avista, an affiliate of Avista and one other institutional investor and a $100.0 million senior loan from Royal Bank of Canada, as administrative agent and lender, and Avista in connection with this acquisition. We used approximately $125.0 million for the purchase of Grant, $11.6 million of proceeds from such loans to pay existing indebtedness, approximately $4.0 million for the payment of fees and expenses incurred in connection with such loans and the remainder for working capital.

Grant performs 2D and 3D seismic surveys in the land, transition zone and shallow water environments in the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East, using both analog and digital seismic equipment for a wide range of customers exploring for oil and natural gas reserves. Through the Grant acquisition, we also added equipment that complemented and expanded our operational capabilities. As a result of the Grant acquisition, a substantial portion of our revenues from seismic data acquisition services are now sourced from international operations. Grant has long-standing relationships with its customers, which include national oil and gas companies, major international oil and gas companies and public and private independent operators around the world. Additionally, Grant has a very experienced senior management team with vast international experience working in land, transition zone and shallow water environments.

Trace Acquisition

On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace for Canadian $35.0 million, subject to certain adjustments, which we paid in cash and common stock. We financed a significant portion of the cash portion of the purchase price through the sale of our common stock and warrants to purchase our common stock in the PIPE offering for aggregate net proceeds of $30.8 million. Headquartered in Alberta, Canada, Trace provides seismic services to E&P companies in the oil and natural gas industry, and it specializes in the acquisition of land-based seismic surveys in North America. Through this acquisition, we expanded our business into the Canadian Arctic, California and the Appalachian Mountain regions and increased our use of next generation full-wave (multi-component) seismic technology. These areas provide us with new business opportunities as well as the potential for long-term growth within each respective market. On November 27, 2006, Trace changed its registered name to Geokinetics Exploration Inc.

Operating Environment

Our seismic data acquisition services are often performed in extreme weather, difficult terrain and under other hazardous conditions. The environments in which we operate vary significantly from very benign flat plains to very difficult heavy jungle areas, high mountains and transition zone areas. As a result, these activities are subject to risks of injury to our personnel and loss of seismic data acquisition equipment. We maintain insurance against the destruction of our seismic data acquisition equipment and injury to person and property that may result from our operations, and consider the amount of such insurance to be adequate. However, we are not fully insured for all risks (including business interruption), either because such insurance is not available or because we elect not to obtain insurance coverage due to cost.

Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. In order to minimize the effect of seasonality on our assets, we have diversified our operations in a manner such that our equipment is highly mobile between regions and countries.

Fixed costs, including costs associated with labor costs, depreciation and interest expense, account for a substantial percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions (including hurricanes like Hurricane Rita and Katrina in September 2005), reduced demand, equipment failures or other causes can result in significant operating losses. During September 2005, we believe we lost 10 days of seismic recording time as a result of delays caused by Hurricane Rita.

We have limited control over the timing of our international operations due to the extensive planning and preparation required to perform a seismic survey. With diverse operations, our crews can be subject to significant downtime, which can negatively affect our performance during a certain period. Our international operations have also been affected historically by the budgeting cycle of our customers, at times resulting in higher activity levels early in the year when exploration budgets are high, and late in the year when our customers are trying to utilize their remaining budgets.

We operate in various countries, which exposes us to political and social risks and are subject to varying legal regimes and environmental restrictions. These risks include:

•       instability of foreign economies, governments and government-owned E&P Companies;

•       risks of war, political unrest or seizure of assets;

•       foreign exchange restrictions, laws and other policies affecting trade and investment; and

•       difficulty and cost of enforcing contracts.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect reported amounts, and actual results may differ from the estimates. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included in this prospectus. We consider the following accounting policies to be critical to the understanding of our financial condition and results of operations because these polices require the most difficult, subjective or complex judgments on the part of our management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain, and are the most important to our financial condition and operating results.

Use of Estimates in Preparing Consolidated Financial Statements

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with GAAP. Those estimates and assumptions are included in our consolidated financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to accounting for contracts in process, evaluating the outcome of uncertainties involving claims against or on our behalf, determining useful lives for depreciation and amortization purposes, cash flow projections and fair values used in the determination of asset impairment. While management believes current estimates are reasonable and appropriate, actual results could differ materially from current estimates.

Fair Values of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturity of those instruments. The carrying amount of long-term debt reported in the consolidated balance sheets approximates fair value because, in general, the interest on the underlying debt instruments approximates market rates.

Revenue Recognition

Our services are provided under cancelable service contracts. Customer contracts for services vary in terms and conditions. Contracts are either “turnkey” or “term” agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, we recognize revenue based upon output measures as work is performed. This method requires that we recognize revenue based upon quantifiable measures of progress, such as square miles or linear kilometers shot. With respect to those contracts where the customer pays separately for the mobilization of equipment, we recognize such mobilization fees as revenue during the performance of the seismic data acquisition, using the same performance method as for the acquisition work. We also receive reimbursements for certain out-of-pocket expenses under the terms of the service contracts. We record amounts billed to customers in revenue as the gross amount including out-of-pocket expenses, if applicable, that are reimbursed by the customer. Our turnkey or term contracts do not contain cancellation provisions, which would prevent us from being compensated for work performed prior to cancellation due to milestones not being met or work not being performed within a particular timeframe. In some instances, customers are billed in advance of work performed and we recognize the liability as deferred revenue.

As a result of the nature of our services, from time to time, we engage with customers in renegotiations or revisions of service contracts, which represent contingent revenues that are recognized only when the amounts have been received or awarded.

Deferred revenue consists primarily of customer payments made in advance of work done, milestone billings and mobilization revenue, amortized over the term of the related contract.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets or the lesser of the lease term, as applicable. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is reflected in operations.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds either the fair value or the estimated discounted cash flows of the assets, whichever is more readily measurable. At December 31, 2006, management deemed no such assets were impaired.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed. SFAS No. 142, Goodwill and Other Intangible Assets requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change which could potentially result in an impairment.

The impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of any write-down is reflected in operations.

We completed our annual impairment review at December 31, 2006. No impairment was deemed necessary. Increases in estimated future costs or decreases in projected revenue could lead to an impairment of all or a portion of our goodwill in future periods.

Intangible assets that do not have indefinite lives are amortized over their estimated useful lives and also reviewed for impairment at least annually. No impairment was deemed necessary.

At December 31, 2006, intangible assets are presented net of approximately $597,000 of accumulated amortization, respectively.

Income Taxes

We follow SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are computed using the liability method based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is provided, if necessary, to reserve the amount of net operating loss and tax credit carryforwards which we may not be able to use as a result of the expiration of maximum carryover periods allowed under applicable tax codes.

Results of Operations

Comparison of the Years Ended December 31, 2006 and December 31, 2005.

Revenues for the year ended December 31, 2006 totaled $225.2 million, as compared to $62.2 million for the same period of 2005, an increase of approximately 262%. The increase in revenues was attributable primarily to our seismic data acquisition segment. Seismic data acquisition revenues totaled $218.0 million for the year ended December 31, 2006, as compared to $58.2 million for the same period ended December 31, 2005, an increase of $159.8 million or 275%. This increase in seismic data acquisition revenues was primarily attributable to the Trace and Grant acquisitions completed in December of 2005 and September of 2006, respectively, improved contract terms and continued strong demand for our services. The $218.0 million in seismic data acquisition revenues for the year ended December 31, 2006 consists of $163.2 million, or 75%, from our North American operations and $54.8 million, or 25%, from our international operations. Seismic data processing and interpretation revenues totaled $7.2 million at December 31, 2006, as compared to $4.0 million for the same period of 2005, an increase of approximately 80% due to increased demand for processing of seismic data.

Operating expenses for the year ended December 31, 2006 totaled $185.8 million as compared to $57.4 million for the same period of 2005, an increase of approximately 224%. The increase in operating expenses was primarily attributable to our seismic data acquisition segment. Seismic data acquisition operating expenses totaled $177.0 million for the year ended December 31, 2006, as compared to $51.0 million for the same period of 2005, an increase of $126.0 million, or 247%. This increase in operating expenses for our seismic data acquisition segment was primarily attributable to the Trace and Grant operations and increased seismic data acquisition activity. The $177.0 million in seismic data acquisition operating expenses for the year ended December 31, 2006 consists of $129.8 million, or 73% from our North American operations, and $47.2 million or 27%, from our international operations. Seismic data processing and interpretation services operating expenses totaled $8.8 million for the year ended December 31, 2006, as compared to $6.3 million for the same period of 2005, an increase of approximately 40% due to increased activity.

General and administrative expenses for the year ended December 31, 2006 totaled $17.5 million, as compared to $3.4 million for the same period of 2005, an increase of approximately 14.1 million. The increase was the result of the Trace acquisition, which had general and administrative expenses of $3.3 million, or 18.9% of total general and administrative expenses for the year ended December 31, 2006, the Grant acquisition, which had general and administrative expenses of $3.9 million, or 22% of total general and administrative expenses, increases in compensation costs associated with the adoption of SFAS 123(R), salary expenses associated with increased personnel levels due to our overall growth and integration efforts, bonus accruals under the Senior Executive Incentive Plan and costs related to the Grant acquisition. General and administrative expenses for the year ended December 31, 2006 included approximately $1.4 million of costs related to the Grant acquisition, which consisted primarily of advisor fees.

Depreciation and amortization expense for the year ended December 31, 2006 totaled $13.0 million, as compared to $1.5 million for the same period of 2005, an increase of $11.5 million. This increase was primarily attributable to depreciation expenses of $3.1 million associated with the Trace acquisition and $5.5 million associated with the acquisition of Grant. We incurred capital expenditures of $32.7 million in 2006 as compared to $4.6 million in 2005.

Interest expense (net of interest income) for the year ended December 31, 2006 totaled $10.8 million, as compared to $358,000 for the same period of 2005, an increase of $10.5 million. This increase was primarily due to interest expense related to the bridge loans used to purchase Grant and the Floating Rate Notes (including approximately $3.9 million of debt issuance costs fully expensed due to the early termination of the senior and subordinated loans).

We had a loss applicable to common stockholders of $4.4 million, or ($0.81) per share, for the year ended December 31, 2006, as compared to a loss applicable to common stockholders of $2.1 million, or $(0.95) per share, for the same period of 2005.

Comparison of the Years Ended December 31, 2005 and December 31, 2004.

Revenues for the twelve months ended December 31, 2005 totaled $62.2 million, as compared to $43.1 million for the same period of 2004, an increase of 44%. This increase in revenues was primarily attributable to our seismic data acquisition segment. Seismic data acquisition revenues for 2005 totaled $58.2 million, as compared to $39.5 million for 2004, an increase of 47%. Revenues for 2005 included one month of Trace’s revenues, totaling $5.3 million. Seismic data processing and interpretation revenues for 2005 totaled $4.0 million, as compared to $3.7 million for 2004, an increase of 9%. We continued to experience significant competition in both our operating segments.

During the third quarter of 2005, the Gulf Coast region of the United States was directly impacted by Hurricanes Katrina and Rita. We did not sustain any material equipment damage as a consequence of these hurricanes, which subsequently enabled us to maintain our ongoing operations. However, we had one seismic crew that was operating in an area directly impacted by Hurricane Rita. At the end of the third quarter of 2005, this seismic data acquisition crew lost approximately ten days of recording activity. Start-up operations on another project in the immediate area were also curtailed for the last ten days of the quarter due to Hurricane Rita. We estimated that the negative impact on its third quarter revenues as a result of Hurricane Rita was approximately $900,000.

Operating expenses for the twelve months ended December 31, 2005 totaled $57.4 million, as compared to $40.0 million for the same period of 2004, an increase of 44%. These increases were primarily the result of increased activity at both of our operating segments. Seismic data acquisition operating expenses for 2005 increased to $51.0 million, as compared to $34.3 million for 2004, an increase of 49%. Seismic data processing operating expenses for 2005 totaled $6.3 million, as compared to $5.6 million for 2004, an increase of 13%. Increased operating expenses at the seismic data acquisition segment resulted primarily from increased activity and the fielding of a third crew. Operating expenses increased at our seismic data processing segment primarily due to increased levels of activity as well as costs associated with the upgrading of the segment’s professional staff. Operating expenses for 2005 included one month of Trace’s operating expenses, totaling $4.1 million.

General and administrative expenses for the twelve months ended December 31, 2005 totaled $3.4 million, as compared to $2.4 million for the same period ended December 31, 2004, an increase of 44%. Increases in general and administrative expenses were primarily attributable to personnel costs, increases in employee health insurance premiums and increased audit and accounting fees. General and administrative expenses for 2005 included one month of Trace’s general and administrative expenses, totaling $329,000.

Depreciation and amortization expenses for the twelve months ended December 31, 2005 totaled $1.5 million, as compared to $851,000 for the same period ended December 31, 2004, an increase of 74%. This increase was primarily the result of the addition of new equipment at both operating segments as well as the addition of one month of activity for Trace totaling approximately $366,000.

In conjunction with the Trace acquisition, we obtained a market value appraisal of our seismic data acquisition equipment. At the time of the appraisal, a significant portion of our seismic data acquisition equipment had been in operation for approximately eight years and most of the equipment had been fully depreciated. However, the market value appraisal of our seismic data acquisition equipment indicated it still had significant value. We anticipated the equipment’s continued use for a minimum of several additional years. Given these factors, we concluded that our previous estimates concerning estimated lives and residual values were too conservative. As of December 1, 2005, we revised the estimated lives assigned to our primary seismic data acquisition equipment from five years to ten years and also revised our estimate of residual values on this equipment from zero to ten percent. These changes in estimates resulted in a reduction of approximately $33,000 in depreciation expense in our December 31, 2005 financial statements. If the changes had been made effective January 1, 2005, the changes would have resulted in a reduction of approximately $400,000 in depreciation expense for the full year ended December 31, 2005. We anticipated significant increases in depreciation expense in future periods partially as a result of the carrying value of the depreciable assets acquired in the Trace acquisition.

Interest expense (net of interest income) for the twelve months ended December 31, 2005 totaled $358,000, as compared to $415,000 for the same period of 2004, a decrease of 14%. This decrease was primarily due to the continuing reduction, excluding Trace, in the balances of our long-term debt and equipment lease. Interest expense for 2005 included one month of Trace’s interest expense, totaling $68,000.

We had a loss applicable to common stockholders of $2.1 million, or $(0.95) per share, for the twelve months ended December 31, 2005 as compared to a loss applicable to common stockholders of $3.0 million, or $(1.56) per share, for the same period of 2004. The reduction in our loss applicable to common stockholders of 30% is primarily due to an increase in operating profits at our seismic data acquisition segment, the recognition in 2004 of a $2.5 million beneficial conversion charge offset by a warrant expense of $1.4 million incurred in 2005 in connection with the private placement of our common stock and warrants completed in December 2005.

Liquidity and Capital Resources

Our primary sources of cash are cash flow generated by our seismic data acquisition and seismic data processing and interpretation segments, debt and private equity transactions, equipment financing and trade credit. Our primary uses of cash are for operating expenses associated with our seismic data acquisition and seismic data processing segments and expenditures associated with upgrading and expanding our operating segment’s capital asset base and debt service. We have also used cash during fiscal years 2005 and 2006 for the Trace and Grant acquisitions. Our ability to maintain adequate cash balances is dependent upon levels of future demand for the services we provide to our customers.

The table below summarizes certain measures of liquidity and capital expenditures, as well as the Company’s sources of capital from internal and external sources, for the past three years.

Financial Measure	2006	2005	2004
	(in thousands)
Cash and equivalents, at December 31	$20,404	$11,001	$2,400
Working capital, at December 31	14,466	2,034	21
Cash flow from operating activities	12,591	769	(2,551)
Cash flow used in investing activities	(137,870)	(15,385)	(805)
Cash flow from financing activities	134,621	23,259	698
Capital expenditures	32,702	4,586	1,182
Cash paid for interest	2,301	474	441

Net cash provided by operating activities was $12.6 million for the year ended December 31, 2006, as compared to net cash provided by operating activities of $769,000 for the year ended December 31, 2005. These amounts result from our operating results combined with changes in working capital and depreciation. The increase in net cash provided by operating activities in the year ended December 31, 2006 was primarily the result of working capital adjustments in 2006.

Net cash used in investing activities was $137.9 million for the year ended December 31, 2006, as compared to $15.4 used in investing activities for the year ended December 31, 2005. These amounts represent capital expenditures made during the year ended December 31, 2006 and the Grant acquisition in 2006. The increase in net cash used in investing activities during the year ended December 31, 2006 was primarily attributable to the purchase of seismic data acquisition services equipment required by increased operating activity and the Grant acquisition in 2006.

Net cash provided by financing activities was $134.6 million for the year ended December 31, 2006, as compared to $23.3 million used in financing activities for the year ended December 31, 2005. These amounts primarily represent the net proceeds and net payments either received or paid from our debt obligations. The increase in net cash provided by financing activities for the year ended December 31, 2006 was primarily attributable to funds received under the senior loan agreement and the subordinated loan agreement to fund the Grant acquisition.

In two closings on December 1, 2005 and December 8, 2005, we completed a private placement of $30.8 million of our common stock, net of offering costs of approximately $1.9 million, with 27,405 warrants to purchase common stock. We sold 2,467,000 shares of our common stock at a per share price of $12.50, and warrants to purchase an additional 246,700 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time and expire five years after the date of issuance.

We used the net proceeds to fund the Trace acquisition, which closed simultaneously with the private placement, pay off certain equipment debt and provide us with additional working capital.

We considered the warrant agreement to be a derivative and classified the warrants as a liability at fair value on the consolidated balance sheet at December 31, 2005. Information regarding the valuation of the warrants is as follows:

	December 1, 2005	December 31, 2005
Weighted Average Fair Value of Warrants	18.90	24.00
Black Scholes Assumptions:
Dividend Rate	—	—
Average Risk Free Interest Rate	4.44%	4.35%
Average Volatility	159%	159%
Contractual Life in Years	5.0	4.9

As of December 31, 2005, the change in the fair value of the warrants between December 1 and December 31 was reflected as a warrant expense in our 2005 statement of operations.

As of December 31, 2005, the unregistered issued shares of common stock were classified as temporary equity due to the liquidated damages provision in our registration right agreements.

On December 30, 2005, we filed a registration statement on Form S-1, registering for resale the shares of common stock acquired by the selling shareholders as well as the shares of common stock to be issued upon exercise of the warrants, however since the registration statement was not declared effective within the term of 150 days of the filing date, we were required to pay each purchaser an amount of liquidated damages in cash equal to the aggregate purchase price of such purchaser’s securities multiplied by 2% for every 30 days that the registration statement was unavailable for sales.

In March of 2006, we negotiated a cap on the payment of liquidated damages and therefore, during the first quarter of 2006, the common stock and warrants were reclassified as permanent equity.

During June 2006, we negotiated a waiver of liquidated damages with the holders of approximately 95% of the common stock and warrants. Consequently, no liquidated damages were paid to such holders for the period December 31, 2005 to July 10, 2006. An aggregate of $29,000 in liquidated damages was paid to the remaining holders of shares of common stock purchased in the 2005 private placement that did not execute a waiver of liquidated damages.

We paid an aggregate of $376,000 in liquidated damages to all investors in the December 2005 private placement for the period July 11, 2006 through July 27, 2006, the date the registration statement was declared effective by the SEC.

On July 25, 2006, one of our subsidiaries, Quantum Geophysical, Inc. (“Quantum”) entered into an equipment lease agreement effective July 28, 2006 with CIT Group/Equipment Financing, Inc. The parties entered into the lease with respect to the purchase of seismic data acquisition services equipment. The term of the lease is for three years, beginning on July 28, 2006 and ending on July 28, 2009, with a purchase option at the expiration of the lease term. Rentals under the lease total approximately $6.8 million and are payable in 36 equal monthly payments of $190,000. The first rental payment was due on August 28, 2006, and the remaining payments are due on the 28th of each month until paid in full. We and each of our principal subsidiaries are guarantors of Quantum’s obligations under the lease.

On September 8, 2006, we and our principal subsidiaries entered into an amendment (the “First Amendment”) to the credit agreement between us and PNC Bank, National Association (“PNC”). Under the First Amendment, we agreed to (i) pay approximately $11.6 million of indebtedness to PNC secured by the equipment of our principal operating subsidiaries; (ii) add Grant and the domestic subsidiaries of Grant as parties to the credit agreement, as amended; and (iii) pledge the accounts receivable of Grant and its domestic subsidiaries and the capital stock of Grant and its wholly-owned subsidiary, Grant Geophysical (Int’l), Inc., as additional security for repayment of our remaining indebtedness under the credit agreement, as amended. Under the First Amendment, PNC agreed to (i) consent to us entering into the senior loan agreement and the subordinated loan agreement; (ii) consent to our acquisition of Grant; (iii) modify certain of our financial covenants under the credit agreement, as amended; (iv) authorize an increased level of capital expenditures by us and our subsidiaries during 2006 and 2007; and (v) amend the maturity date of the credit agreement to the earlier of (a) September 8, 2007 and (b) the date upon which any portion of the senior loan is refinanced.

On December 15, 2006, we issued $110.0 million aggregate principal amount of our Floating Rate Notes and used a significant portion of the net proceeds therefrom to repay our $100.0 million senior loan. Concurrently, the $55.0 million original principal amount subordinated loan, together with capitalized and accrued interest, was repaid by the issuance of 228,683 shares of our Series B Preferred Stock to the lenders. See “Description of Certain Indebtedness.”

On December 15, 2006, we and our principal subsidiaries further amended the credit agreement with PNC to reflect the following credit facilities: (i) a $14.5 million revolving credit facility (the “revolver”) and (ii) a $6.5 million capital expenditures facility.

The revolver is for a maximum amount of $14.5 million based on a borrowing base of 85% of eligible domestic accounts receivable and, at the lender’s sole discretion, 85% of eligible foreign receivables up to a maximum of $10.0 million. Letters of credit can be funded out of the revolving facility up to a maximum of $5.0 million. The capital expenditures facility can be used to fund up to 90% of the cost of capital expenditures, however, once borrowed, the capital expenditures facility cannot be repaid and re-borrowed. Both facilities mature on December 15, 2011. Penalties may apply from $150,000 to $600,000 if the capital expenditures facility is paid before maturity. Mandatory prepayments must be made if there is a sale of collateral (other than inventory in the ordinary course of business or where the proceeds of such sale of collateral are reinvested in new collateral), a sale of equity securities (other than conversion of subordinated debt to equity or where the proceeds of such sale of equity securities are used to payoff the Notes), or a receipt of insurance or condemnation proceeds on collateral.

The interest rate on the credit facility can be based either on domestic prime rate or Eurodollar rates, plus a set additional percentage that varies depending on the consolidated fixed charge coverage ratio. Interest rate margins are reset on a quarterly basis based on quarterly financials provided by us to the lender. On December 31, 2006, the domestic prime rate ranged between 8.25% to 8.75% and the Eurodollar rate ranged between 7.60% to 8.10%.

The financial covenants for the credit facility are as follows: we must maintain (i) a net worth (defined as assets less liabilities in accordance with accounting principles generally accepted in the United States of America) of not less than $75 million; (ii) a fixed charge coverage ratio of not less than 1.10 to 1.0; and leverage ratio of not more than 3.25 to 1.00. Other covenants include: no mergers or sale of assets, no conflicting liens on the collateral, no guarantees of other indebtedness, investments are permitted as to only specified forms of investments, capital expenditures are limited to $25.0 million for calendar year 2006, $28.5 million for calendar year 2007, and $25.0 million for calendar year 2008 and beyond, no dividends can be paid other than dividends on preferred stock provided that there is no default or event of default and no event of default shall occur as a result, no additional indebtedness except as permitted by the credit facility, no changes in business activities, no changes in constituent documents, no prepayment of debt except under certain circumstances, and no change of control. For the year ended December 31, 2006, we exceeded our capital expenditure limit for which the lender provided a waiver and amended the amounts of capital expenditures as stated above.

Events of default under the credit facility,  include the following: nonpayment, breach of representations or warranties, non-compliance with covenants, non-stayed judgments in excess of $250,000 against an individual obligor or $500,000 in the aggregate, failure of lien priority on collateral, voluntary bankruptcy, involuntary bankruptcy not dismissed within 60 days, default in other debt or obligations, change of ownership or control, loss of necessary licenses or permits, interruption of business activities for 5 days without business interruption insurance and for 30 with business interruption insurance.

Our current portion of notes payable, long-term debt and capital lease obligations totaled $3.6 million as of December 31, 2006.

We have made, and expect to continue to make, significant investments in capital expenditures. In 2006, we incurred $32.7 million in capital expenditures, including $23.2 million in the fourth quarter. Based on current plans, and assuming completion of this offering and the new credit facility, we anticipate making capital expenditures of approximately $81.7 million for fiscal year 2007, subject to compliance with debt covenants and operational requirements. Conditioned upon completion of this offering and amendment of our credit facility, we anticipate an increase in our capital expenditure facility and limits, which should allow us to meet our revised plan.

We believe that our current cash balances, and anticipated cash flow from our seismic data acquisition and seismic data processing and interpretation operations will provide sufficient liquidity to continue operations throughout 2007. While industry conditions have improved, we continue to experience significant competition in our markets. Should our current sources of liquidity not meet our operating requirements, we would be forced to seek outside sources of capital to meet our operating and capital requirements and/or curtail our capital expenditure program.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements during the three years ended December 31, 2006.

Contractual Obligations

The following table summarizes our obligations and commitments to make future payments of principal and interest under our long-term debt, capital leases and operating leases for the periods specified as of December 31, 2006 (in thousands).

	Payments by Periods
	Total	Less Than 1 year	1-3 years	4-5 years	Over 5 years
Long-term debt	$191,055	$15,055	$26,400	$26,400	$123,200
Capital leases	6,496	2,664	3,813	19	—
Operating lease	4,850	2,176	1,659	410	605
Total	$202,401	$19,895	$31,872	$26,829	$123,805

		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 year	1-3 years	4-5 years	Over 5 years
Other Commercial Commitments:
Standby Letters of Credit	$1,200	$200	$1,000	$—	$—

We also issued standby letters of credit totaling $1.2 million, which were issued through our revolving line of credit with PNC. Approximately $0.2 million is due to expire in June 2007 and will not be renewed. The remaining $1.0 million standby letter of credit is set to expire July 28, 2009, unless we meet and maintain certain financial ratios related to our capital lease with CIT which would allow us to remove the standby letter of credit. Upon expiration of all amounts due under the letters of credit, we would be released of our obligations thereunder.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of operations, we are exposed to market risk primarily from credit risk, changes in interest rates and foreign currency exchange rate risks.

Credit Risk.

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of unsecured trade receivables. In the normal course of business, we provide credit terms to our customers. Accordingly, we perform ongoing credit evaluations of our customers and maintain allowances for possible losses which, when realized, have been within the range of management’s expectations. Management believed that our trade receivables at December 31, 2006 were collectible and the allowance for doubtful accounts was adequate.

We generally provide services to a relatively small group of key customers that account for a significant percentage of our accounts receivable at any given time. Our key customers vary over time. We extend credit to various companies in the oil and natural gas industry, including our key customers, for the acquisition of seismic data, which results in a concentration of risk. This concentration of credit risk may be affected by changes in the economic or other conditions of our key customers and may accordingly impact our overall credit risk.

We have cash in bank and short-term investments which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. We believe that we are not exposed to any significant credit risk on cash and short-term investments.

Interest Rate Risk.

Fluctuations in the general level of interest rates on our current and future fixed and variable debt obligations expose us to market risk. We are vulnerable to significant fluctuations in interest rates affecting our adjustable rate debt, and any future refinancing of our fixed rate debt and our future debt. At December 31, 2006, we were exposed to interest rate fluctuations on our Floating Rate Notes with an outstanding principal balance of $110.0 million and our other credit facilities carrying variable interest rates, such that a 1% change in our interest rate on the Floating Rate Notes equates to approximately $1.1 million in interest expense per year.

Foreign Currency Exchange Rate Risk.

We currently conduct business in 15 countries worldwide. As a company that derives a substantial amount of our revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Fluctuations in the exchange rate of the U.S. dollar against such other currencies have had in the past and can be expected in future periods to have a significant effect upon our results of operations. While we attempt to reduce the risks associated with such exchange rate fluctuations, we cannot provide assurance that we will be effective in doing so or that fluctuations in the value of the currencies in which we operate will not materially affect our results of operations in the future.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 provides that companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period.  The election, called the “fair value option,” will enable some companies to reduce the variability in reported earnings caused by measuring related assets and liabilities differently.  Companies may elect fair-value measurement when an eligible asset or liability is initially recognized or when an event, such as a business combination, triggers a new basis of accounting for that asset or liability.  The election is irrevocable for every contract chosen to be measured at fair value and must be applied to an entire contract, not to only specified risks, specific cash flows, or portions of that contract.  SFAS 159 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2007.  Retrospective application is not allowed.  Companies may adopt SFAS 159 as of the beginning of a fiscal year that begins on or before November 15, 2007 if the choice to adopt early is made after SFAS 159 has been issued and within 120 days of the beginning of the fiscal year of adoption and the entity has not issued GAAP financial statements for any interim period of the fiscal year that includes the early adoption date.  Companies are permitted to elect fair-value measurement for any eligible item within SFAS 159's scope at the date they initially adopt SFAS 159.  The adjustment to reflect the difference between the fair value and the current carrying amount of the assets and liabilities for which a company elects fair-value measurement is reported as a cumulative-effect adjustment to the opening balance of retained earnings upon adoption.  Companies that adopt SFAS 159 early must also adopt all of SFAS 157's requirements at the early adoption date.  We are currently evaluating the impact, if any, that the adoption of SFAS 159 will have on our financial position, cash flows or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 157 will have on its results of operations and financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires the analysis of misstatements using both a balance sheet and income statement approach and contains guidance on correcting errors under the dual approach, as well as providing transition guidance for correcting errors existing in prior years. SAB No. 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 is an interpretation of SFAS No. 109 and was adopted by the Company effective January 1, 2007. FIN No. 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in the Company’s tax returns. The Company is currently in the process of evaluating the impact of FIN No. 48 on the Company’s financial statements.

In March 2006, the FASB issued the SFAS No. 156, Accounting for Servicing of Financial Assets, An amendment of FASB Statement No. 140. SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for us as of January 1, 2007. The Company does not expect the new standard to have any material impact on its financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. The Company adopted SFAS No. 155 on September 16, 2006, and the adoption did not have a material impact on its financial position or results of operations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

On September 12, 2006, we notified Fitts Roberts & Co., P.C. (“Fitts Roberts”) that it had been dismissed as our independent registered public accounting firm. The decision to dismiss Fitts Roberts as our independent accountants was approved by the Audit Committee of our Board of Directors on September 12, 2006.

The reports of Fitts Roberts on our financial statements for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principle.

On November 1, 2006, upon the recommendation of our board of directors and the approval of our stockholders at our Annual Meeting of Stockholders, UHY LLP was appointed as our independent public accountant, replacing Fitts Roberts.

During the years ended December 31, 2006, 2005 and 2004, there were no disagreements with Fitts Roberts on any accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Fitts Roberts, would have caused it to make reference thereto in connection with its reports on the our financial statements for such years. No reportable event as described in paragraph (a)(1)(v) of item 304 of Regulation S-K occurred during the years ended December 31, 2006, 2005 and 2004.

BUSINESS

Our Company

We are a full-service, global provider of seismic data acquisition and seismic data processing and interpretation services. We believe we are the fourth-largest provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count. Our services are used by oil and natural gas E&P companies to identify and analyze drilling prospects, maximize successful drilling, optimize field development and enhance production economics. We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, California, Appalachian and Rocky Mountain regions of the United States, Western Canada, Canadian Arctic, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We primarily perform 3D seismic data surveys for E&P customers, which include many national oil and gas companies, major international oil and gas companies and public and private independent operators. In addition, we perform a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use.

Seismic data acquisition services.   Our seismic data acquisition operations are conducted by three wholly-owned subsidiaries: Quantum, Trace and Grant. Quantum was established in 1997, Trace was acquired in December 2005 and Grant was acquired in September 2006.  We engage in seismic data acquisition services in land, transition zone and shallow water environments on a contract basis for our customers. Our equipment is capable of collecting 2D, 3D and multi-component seismic data. We have a combined recording capacity in excess of 82,000 channels that can be configured to operate up to 22 crews worldwide. Most of our seismic data acquisition services involve 3D surveys. Prior to the Grant acquisition in September 2006, we had the capacity to operate six seismic crews in the United States and three in Canada. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer.

On a typical land seismic survey, the seismic recording crew is supported by a surveying crew and a drilling crew. The surveying crew lays out the line locations to be recorded and identifies the sites for shot-hole placement. The drilling crew creates the holes for the explosive charges that produce the necessary acoustical impulse. A mechanical vibrating unit is used in areas where explosives are not utilized. The seismic crew lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. In the United States and Canada, the survey crew and drill crew are typically provided by third parties and supervised by our personnel. Outside the United States and Canada, we perform our own surveying and drilling. A fully staffed 3D seismic crew typically consists of at least one party manager, observer, head linesman and crew laborers. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer but can be extensive in certain parts of the world. We use helicopters to assist our crews in seismic data acquisition services in circumstances where such use will reduce overall costs and improve productivity.

Our contracts currently provide that the seismic data we acquire is the exclusive property of the customer. For the year ended December 31, 2006 and 2005, seismic data acquisition services generated revenues of $218.0 million and $58.2 million, respectively. Of these segment revenues, for the year ended December 31, 2006, North American operations accounted for 74% and international operations accounted for 26%. As a result of the Grant acquisition, we expect our international operations to provide a higher percentage of segment revenue in the future.

Seismic data acquisition services contracts, whether bid or negotiated, provide for payment on either a turnkey or term (also referred to as “day-rate”) basis, or on a combination of both methods. A turnkey contract provides for a fixed fee to be paid per square mile of data acquired. Such a contract causes us to bear varying degrees of business interruption caused by weather delays and other hazards. Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. Term contracts provide for payments based on agreed rates per units of time, which may be expressed in periods ranging from days to months. This type of contract causes the customer to bear substantially all of the business interruption risks. When a combination of both turnkey and term methods is used, the risk of business interruption is shared by us and the customer. In either case, progress payments are usually required unless it is expected the job can be accomplished in a short period. Previously, our contracts for seismic data acquisition services have been predominantly on a turnkey basis. Currently, we have a number of term contracts although the majority of work performed in 2006 was under turnkey contracts.

Seismic data processing and interpretation services.   We also provide onshore and offshore proprietary seismic data processing services and a full suite of seismic interpretation products and services. We also provide onshore and offshore proprietary seismic data processing services and a full suite of seismic interpretation products and services. Our seismic data processing operations are conducted by Geophysical Development Corporation (“GDC”), a wholly-owned subsidiary. GDC, which was founded in 1981 to provide geophysical processing, interpretation, software and consultation services to the oil and gas industry, was acquired in April 1998. In August 2003, we established GDC UK Limited (“GDC UK”), a new subsidiary which is located in the United Kingdom. Individuals who had previously been associated with Ensign Geophysics Limited were retained to manage GDC UK and assist in the overall management of GDC UK.

Seismic data is processed to produce an image of the earth’s subsurface using proprietary computer software and internally developed techniques. Our seismic data processing and interpretation centers in the United States and the United Kingdom process 2D and 3D seismic data acquired by our own crews as well as data acquired by other seismic data acqusition companies. Our expansion into the United Kingdom in 2003 facilitated the penetration of a wider range of geographic markets, provided access to worldwide technology trends and strengthened our overall seismic and management expertise. A majority of our seismic data processing and interpretation services are performed on 3D seismic data. We also re-process older seismic data using new techniques designed to enhance the quality of the data. Substantially all of our data processing services contracts are on a turnkey basis.

The seismic data processing services industry is highly technical and the technological requirements for the acquisition and processing of seismic data have increased continuously over time. Thus, we must continually take steps to ensure that our technological capabilities are comparable or superior to those of our competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or acquisitions of technology through licenses from others. We have introduced several technological innovations that have become industry-standard products in the seismic data processing business, including our proprietary amplitude variation with offset (AVO) reflectivity process. Since 2004, we have made significant investments to upgrade our technology in the areas of pre-stack time and depth imaging and multi-component seismic data processing through technology joint ventures and proprietary developments. Our Gulf of Mexico well log database, deep water Gulf of Mexico field studies and rock properties database continue to be unique products offered in the seismic data processing and interpretation services area.

Industry Overview

Seismic surveys enable oil and natural gas companies to determine whether subsurface conditions are favorable for finding oil and natural gas accumulations and to determine the size and structure of previously identified oil and natural gas fields. Seismic surveys consist of the acquisition and processing of 2D and 3D seismic data, which is used to produce computer-generated, graphic cross-sections, maps and 3D images of the subsurface. These resulting images are then analyzed and interpreted by geophysicists and are used by oil and natural gas companies to acquire prospective oil and natural gas drilling rights, select drilling locations on exploratory prospects and manage and develop producing reservoirs.

Seismic data is acquired by crews operating in land, transition zone and marine environments. Seismic data is generated by the propagation of sound waves near the earth’s surface by controlled sources, such as dynamite or vibration equipment. The waves radiate into the earth and are reflected back to the surface and collected by strategically positioned data collection devices known in the industry as “geophones.” This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion, improving resolution and arranging the input data to produce an image of the subsurface. 3D seismic surveys collect far more information  and generate significantly greater detail of the underlying reservoirs than historically used seismic methods, in particular 2D surveys.

The overall demand for seismic data and related seismic services is dependent upon spending by oil and natural gas companies for exploration, production, development and field management activities, which, in turn, is driven largely by present and expected future prices for crude oil and natural gas and the need to replenish drilling prospects and reserves. This is impacted by demand and supply, global and local events, as well as political, economic and environmental considerations.

In recent years, higher demand for oil and natural gas coupled with constrained global supply has resulted in higher commodity prices and increased exploration and development activity by our customers.  Primarily driven by robust global economic growth expectations, particularly in China and India, the International Energy Agency estimates in its 2006 World Energy Outlook that global energy demand will grow approximately 50% from 2006 to 2030.

Despite increased capital spending by oil and natural gas companies to locate additional drilling prospects and reserves, we believe the increase in demand for oil and natural gas will continue to outpace the increase in supply. In response to this trend, along with associated commodity pricing and exploration activity, we believe that the following long term fundamentals will benefit our operations:

The advent of modern 3D technology changed the seismic industry profoundly. In the past, the role of seismic services, in particular 2D, surveys was restricted to that of simply illustrating gross structural features. In contrast, 3D surveys provide detailed views of subsurface geologic structures and much higher resolution of the structures than is available from a 2D survey. Moreover, 3D surveys have proven to be more reliable indicators of the oil and natural gas potential in the surveyed area than 2D surveys. As a result, drilling based on 3D seismic surveys has improved the economics of discovering oil and natural gas by reducing risks and finding costs for the oil and natural gas industry. Consequently, the demand for 3D seismic surveys, as compared to 2D surveys, has significantly increased in the past decade. In technical literature, 3D seismic technology is cited as the technology most impacting exploration and production economics over the last ten years. Additionally, as the image quality of 3D seismic has improved, the role of 3D seismic has expanded beyond the identification of exploration drilling prospects and into the realm of field development and production management.

The following table highlights historical commodity prices, average rig count and total operating and capital E&P spending:

	Year Ended December 31,
	2003	2004	2005	2006
Average WTI Oil Price ($/bbl)	$31.06	$41.51	$56.59	$66.01
Average Henry Hub Natural Gas Price ($/mcf)	5.49	5.90	8.90	6.73
Average Rig Count(a):
North American Onshore	1,292	1,456	1,741	2,027
International Onshore	544	594	643	656
Total Onshore	1,836	2,050	2,384	2,683

(a)        Rig count obtained from Baker Hughes, Inc.

Despite increased capital spending by oil and natural gas companies to locate additional drilling prospects and reserves, we believe the increase in demand for oil and natural gas will continue to outpace the increase in supply. In response to this trend, along with associated commodity pricing and exploration activity, we believe the following long-term industry fundamentals should benefit our operations:

E&P capital spending.   The need to replace depleting reserves, particularly in a period of moderate to robust commodity prices, should encourage capital expenditures by our customers, which we expect will benefit the seismic services industry. E&P companies, including the national oil and gas companies in certain countries, are under pressure to increase or replenish reserves and are looking to unconventional resource plays, transition zones, international locations and the optimization of current reserves with new technology. Seismic data acquisition services are a key component of E&P companies’ capital expenditure programs. Recent increases in E&P capital spending has resulted in increased seismic crew activity and related services. According to the International Energy Agency, global E&P capital spending is expected to increase approximately 17% between 2006 and 2010. We expect this trend to continue.

Technological development.   The application and utilization of seismic services have considerably increased over the last several years as a result of significant technological advancements, such as the move from 2D to 3D and single-component to multi-component seismic data recording and processing. Seismic services can now be applied to the entire sequence of exploration, development and production, as opposed to exploration only, allowing for a greater range of use for our services.

Increased exploration activity in harsh and remote environments.   The combination of sustained higher oil and natural gas prices and constrained reserve replenishment prospects has increased the demand for seismic data as operators seek to re-evaluate and review prospective fields or other geological environments that were previously uneconomical to evaluate and develop.

Our Strengths

Leading provider with a global footprint and balanced market presence.   We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count, with current operations and/or office locations in 15 countries. Our global diversity and exposure to both oil and natural gas price-driven opportunities provide us with a balanced market presence, which increases new contract opportunities while reducing our sensitivity to individual markets and commodity price volatility. We have the equipment and trained personnel to deploy up to 22 seismic crews throughout the world. Our size and operating capability allow for improved crew and equipment utilization and the ability to service our customers across the globe. Our long operating history and reputation for quality service encourages customers to continue to select us as their provider of seismic data acquisition services.

Specialized expertise in difficult environments and key high-growth markets.   We specialize in seismic data acquisition services in transition zones and other difficult land environments, which we believe to be underserved and one of the fastest growing segments of the overall seismic services industry. Our extensive experience operating in such complex and challenging areas, including our expertise in designing and utilizing special equipment customized for these environments, provides us a significant competitive advantage. We also have experience operating in local markets within key high growth regions around the world, such as Central and South America, the Middle East and the Far East, where we have been operating longer than many of our competitors. In addition, the expertise required to operate in these areas and the difficult nature of the work positions us to potentially realize higher operating margins than on more traditional land seismic projects.

Strong relationships with a globally diversified customer base.   We have strong, long-standing relationships with major and independent oil and natural gas producers in over 20 countries, as well as with many national oil and gas companies throughout the world. We have been providing seismic data acquisition services to many of our largest customers for over five years. Our global operating capability and sizable crew count allow us to leverage relationships with our customers and increase revenues by providing them services throughout the world and tailoring crew sizes to meet their requirements. Our customer base is diversified and we are not dependent on any one customer. On a pro forma basis, our top ten customers collectively represented approximately 36% of total pro forma revenues for the year ended December 31, 2006, with no single customer accounting for more than ten percent of our total revenues.

Strong backlog that provides significant revenue visibility.   Given current robust fundamentals in the industry and our strong revenue backlog of firm commitments for seismic data acquisition services, we believe we have significant revenue visibility. We estimate our total seismic data acquisition and seismic data processing and interpretation services revenue backlog to be $282.8 million as of March 31, 2007, of which $126.7 million are North American projects and $156.1 million are international projects. We estimate our total seismic data acquisition services revenue backlog, on a pro forma basis, to be approximately $281.8 million as of March 31, 2007, of which $125.9 million were North American projects and $155.9 million were international projects. We believe that the size, number and duration of seismic data acquisition contracts are increasing, which we expect will continue to improve revenue visibility and crew utilization.

Highly experienced management team and board of directors.   We draw on the global experience of our management team to maintain our leading market position and strong customer relationships. Our senior executive management team has an average of 21 years of relevant industry experience in the seismic services sector as well as in oil and gas exploration, with a demonstrated track record. Our board of directors includes members recognized individually for their accomplishments in the fields of energy, international law, investment banking and private equity, and who we believe afford us a valuable strategic resource.

Our Strategy

Maintain focus and specialization in profitable, high-potential markets.   To maximize profitability, we will continue to target our growth in areas in which we believe we have a competitive advantage, such as transition zones and other difficult land environments. We believe these areas continue to be underserved and represent one of the fastest growing segments of the overall seismic services market. We also plan to further expand our presence, both geographically and in the types of services offered, in existing and new high-potential markets throughout the world to diversify our customer base and capitalize on opportunities in our areas of operations.

Prudently invest in new and technologically-advanced equipment.   We believe growth in demand for seismic services will continue to be enhanced by the development and application of new technologies, particularly for use in transition zones and other difficult land environments. We will continue to acquire and develop expertise in utilizing technologically-advanced equipment to perform our services. In addition, we have and will continue to upgrade our existing equipment, primarily in North America, to improve operating efficiency and to equip us for larger crew sizes, which we expect will lead to increased operating margins. We make our capital investment decisions expecting to receive, on average, a full return on investment within less than three years on an EBITDA basis. From January 1, 2002 through March 31, 2007, on a pro forma basis, we spent approximately $138.3 million purchasing state-of-the-art equipment (including $40.0 million between July 1, 2006 and December 31, 2006 and $21.5 million in the first quarter of 2007), working closely with our vendors to develop products that improve both the quality and efficiency of our services. Our 82,000 channels of recording equipment includes 12,500 channels of additional recording capacity acquired in the second half of 2006 and 7,000 acquired in the first quarter of 2007.

Provide a broad range of services.   We believe there are significant global opportunities in providing customers a broad range of seismic data services, from acquisition and processing to interpretation and management. Customers are increasingly seeking integrated solutions to better evaluate known reserves and improve the yield of recoverable hydrocarbons. Given our size and technological capabilities, we believe we have the infrastructure to significantly expand these multiple service offerings that add value and efficiency for our customers.

Enhance asset utilization and operating efficiency.   Through greater customer and geographic diversification, upgraded equipment and improved crew capabilities, we seek to enhance the continuity of our seismic crews, the utilization of our equipment and our operating efficiency, which we expect will generate increased revenues and higher margins. Additionally, expanding our customer base and presence internationally will allow us to better manage our resources and minimize the reliance on certain customers, downtime between projects and the effects of seasonality and cyclicality in our business.

Actively pursue strategic acquisitions.   We intend to pursue growth through strategic acquisitions. We seek to identify and complete acquisitions that will enhance our cash flow, complement our products and services, improve our operating efficiency, expand our geographic footprint and presence in key high-growth markets and further diversify our customer base.

Marketing

Our seismic data acquisition services and seismic data processing and interpretation services are marketed from various offices around the world, including our corporate headquarters in Houston, Texas. In addition, we maintain offices in Canada, Central and South America, Europe, the Middle East, Australia, Asia and the Far East from which we market and/or perform our services.

While we rely upon the utilization of our personnel to make sales calls, we receive a significant amount of work through word-of-mouth referrals, repeat customer sales, our industry reputation and the experience and skills of our personnel.

Seismic data acquisition services and seismic data processing and interpretation services contracts are obtained either through competitive bidding, in response to invitations to bid, or by direct negotiation with a prospective customer. A significant portion of our contracts result from competitive bidding. Contracts are generally denominated in U.S. dollars and are awarded primarily on the basis of price, experience, availability, technological expertise and reputation for dependability and safety.

Customers

For the year ended December 31, 2006, on a pro forma basis, our top ten customers were B.P. Colombia (a division of BP p.l.c.), BG Egypt, RWE AG, Ecopetrol S.A., Petróleos de Venezuela S.A. (PDVSA), Krescent Energy Company, Jebco Seismic L.P., Unocal Corporation, Seismic Assistants, Ltd. and Petróleos e Gás de Portugal SGPS, S.A. (GALP). Because of the nature of our contracts and our customers’ projects, our largest customers can change from year to year and our largest customers in any year may not be indicative of our largest customers in any subsequent year or over a duration of time. During the year ended December 31, 2006, on a pro forma basis, no single customer accounted for more than ten percent of our revenues.

Competition

The acquisition and processing of seismic data for the oil and natural gas industry are highly competitive businesses. Competition is based on the type and capability of equipment used to conduct seismic surveys and the availability of such equipment. In addition to these factors, price, experience, availability, technological expertise and dependability of a crew significantly affect a potential customer’s decision to award a contract to us or one of our competitors. We believe some of our competitors have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to us.

We believe that we are the fourth-largest global provider of land, transition zone and shallow water seismic data acquisition services based on total worldwide crew count. Our principal competitors in the seismic data acquisition services segment include Bureau of Geophysical Prospecting (“BGP”), WesternGeco, Compagnie Générale de Géophysique Veritas (“CGV”), Dawson Geophysical Company, Petroleum Geo-Services ASA (“PGS”), Tidelands Geophysical Company and Global Geophysical, Inc. (“Global”). In addition, in the international markets in which we operate, we compete with various smaller local competitors. Our principal competitors in the seismic data processing services segment include CGV, PGS, Geotrace Technologies, Inc., GX Technology Corporation, WesternGeco and a number of other smaller companies.

Backlog

We estimate our total backlog of commitments was approximately $282.8 million as of March 31, 2007, of which $126.7 million are North American projects and $156.1 million on international projects. It is anticipated that the majority of the backlog at March 31, 2007, will be completed in 2007 with the majority of the remaining amount to be completed in 2008 and a small portion to be completed in 2009. This backlog consists of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in many instances may be cancelled by the customer on short notice without penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding fiscal period.

Regulation

Our operations are subject to numerous federal, state and local laws and regulations. These laws and regulations govern various aspects of operations, including the discharge of explosive materials into the environment, requiring the removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment and access to private and governmental land to conduct seismic surveys. We believe we have conducted our operations in substantial compliance with applicable laws and regulations governing our activities.

Our Quality, Health, Safety and Environmental (QHSE) department is generally responsible for our meeting and remaining in compliance with certain regulatory requirements. We also have QHSE Advisors who maintain and administer the Health, Safety and Environmental programs for our field personnel. The costs of acquiring permits and remaining in compliance with environmental laws and regulations, title research, environmental studies, archeological surveys and cultured resource surveys are generally borne by our customers.

Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on our future operations.

Financial Information About Segments and Geographic Areas

We have three reportable segments, the North American and international seismic data acquisition services segments, and the seismic data processing and interpretation segment. The North American and international seismic data acquisition segments acquire data for customers by conducting seismic shooting operations in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. The data processing segment operates processing centers in Houston, Texas and London, United Kingdom to process seismic data for oil and gas exploration companies worldwide. Our reportable segments are strategic business units that offer different services to customers. Each segment is managed separately, has a different customer base, and requires unique and sophisticated technology.

The following table sets forth significant information from our reportable business segments for each of the last three fiscal years ended December 31, 2006, 2005 and 2004. North American seismic data acquisition operations accounted for 72%, 94%and 91% of total revenue for the years ended December 31, 2006, 2005 and 2004, respectively, and international seismic data acquisition operations accounted for 25% for the year ended December 31, 2006. Data processing operations accounted for 3%, 6% and 9% of total revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

	Year Ended December 31, 2006
	Data Acquisition		Data
	North America	International	Processing	Corporate	Totals
	(In thousands)
Revenues	$163,153	$54,844	$7,186	$—	$225,183
Segment profit (loss)	$10,230	$7,721	$(2,993)	$(19,134)	$(4,176)
Segment assets	$104,149	$165,116	$6,214	$24,154	$229,633

	Year Ended December 31, 2005
	Data Acquisition		Data
	North America	International	Processing	Corporate	Totals
	(In thousands)
Revenues	$58,177	$—	$3,998	$—	$62,175
Segment profit (loss)	4,336	—	(3,663)	(2,595)	(1,922)
Segment assets	60,569	—	2,871	11,283	74,723

	Year Ended December 31, 2004
	Data Acquisition		Data
	North America	International	Processing	Corporate	Totals
	(In thousands)
Revenues	$39,470	$—	$3,675	$—	$43,145
Segment profit (loss)	3,696	—	(3,168)	(969)	(441)
Segment assets	6,581	—	2,334	2,662	11,577

As of December 31, 2006, our North American and international long-lived assets totaled $61.9 million and $56.9 million, respectively. As of such date, our North American long-lived assets included $59.7 million of net property, plant and equipment and $2.2 million of other intangible assets. Our international long-lived assets included $56.9 million of net property, plant and equipment. Long-lived assets on December 31, 2005 and for prior periods were primarily located in North America.

Research and Development

We rely on certain proprietary information, proprietary software, trade secrets and confidentiality and licensing agreements to conduct our current operations. Our future success will depend, in part, on our ability to maintain and preserve our intellectual property, without infringing on the rights of any third parties. There can be no assurance that we will be successful in protecting our intellectual property or that our competitors will not develop technologies that are substantially equivalent or superior to our technologies. We are continuously working to improve our technology and operating techniques, primarily through on-the-job learning and advancement. We did not have a company-wide research and development program in place during the periods presented.

Employees

At December 31, 2006, we had approximately 3,200 employees, all of which were full-time employees. None of our employees is a party to a collective bargaining agreement. We consider relations with our employees to be good.

Capital Expenditures

The seismic services industry is capital intensive, primarily due to the high cost of seismic data acquisition equipment. We intend to continue to invest additional capital to upgrade and expand our seismic service capabilities. The cost of sophisticated seismic data acquisition equipment has increased significantly over the last several years. The cost of equipping a crew with a state-of-the-art system, such as a Sercel 428 System, can range from $6 million to $10 million. Based on our current plans, and assuming completion of this offering and the new credit facility, we anticipate making capital expenditures of approximately $81.7 million for fiscal year 2007, including $21.5 million in the first quarter of 2007, subject to compliance with debt covenants and operational requirements.

Description of Properties

Our principal offices are located in Houston, Texas. We also lease and operate seismic data acquisition, maintenance, office and warehouse facilities in the following locations: Houston, Texas; Midland, Texas; Denver, Colorado; Brisbane, Australia; Dhaka, Bangladesh; Rio de Janeiro, Brazil; Bogota, Colombia; Calgary, Canada; Quito, Ecuador; Cairo, Egypt; Jakarta, Indonesia; Singapore, Singapore; Abu Dhabi, United Arab Emirates; Dubai, United Arab Emirates; Caracas, Venezuela; El Tigre, Venezuela; and Lima, Peru. In addition, we own a maintenance facility for our North American seismic data acquisition operations in Brookshire, Texas and a warehouse in Yopal, Colombia.

We lease and operate seismic data processing facilities in Houston, Texas and Old Woking, Surrey, United Kingdom.

Legal Proceedings

Neither we nor any of our subsidiaries is a party to any pending legal proceedings other than certain routine litigation that is incidental to our business and that we believe is unlikely to materially impact us. Moreover, we are not aware of any such legal proceedings that are contemplated by governmental authorities with respect to us, any of our subsidiaries or any of their respective properties that we believe would have a material impact to our financial position or results of operation.

OUR MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages, and positions of our directors, executive officers and other key personnel. On March 5, 2007, Richard F. Miles was named Chief Operating Officer and James C. White was named Executive Vice President. With the exception of Robert L. Cabes, Jr., who was appointed on November 2, 2006, each of our directors named below were elected at the 2006 Annual Meeting of Stockholders for a term of one year or until their successors are elected. Each of our directors will be nominated at the next Annual Meeting of Stockholders to serve on our Board of Directors for additional one year terms or until their successors are elected.

Name	Age	Position With Company	Office Held Since

William R. Ziegler	64	Chairman (non-executive) and Director	1997
David A. Johnson	56	President, Chief Executive Officer and Director	2003
Richard F. Miles	58	Chief Operating Officer	2006
Scott A. McCurdy	31	Vice President and Chief Financial Officer	2006
James C. White	47	Executive Vice President	2005
Michael A. Dunn	52	Vice President—Business Development	1997
Chin H. Yu	34	Vice President—Finance and Assistant Secretary	2006
Michael A. Schott	62	Vice President—Financial Reporting and Compliance and Secretary	1998
Lynn A. Turner	57	Executive Vice President—U.S. Operations	1997
M. Lee Bell	59	President—Processing and Interpretation	2004
Christopher M. Harte	59	Director	1997
Steven A. Webster	55	Director	1997
Gary M. Pittman	43	Director	2006
Robert L. Cabes, Jr	37	Director	2006

There are no family relationships between any of our directors or executive officers.

William R. Ziegler, age 64, has served as a member of the Board of Directors since August 1, 1997 and has served as the Chairman (non-executive) since February 2, 1999. Mr. Ziegler is of counsel at the law firm of Satterlee Stephens Burke & Burke, LLP, located in New York, New York. Since June 1994, Mr. Ziegler served as Chairman of the New York law firm of Parson & Brown, L.L.P., which merged with Satterlee Stephens Burke & Burke, LLP effective September 1, 1999. Mr. Ziegler was formerly a partner of Whitman Breed Abbott & Morgan, located in New York, New York from 1993 to May 1994, and of a predecessor law firm, Whitman & Ransom since 1976. Mr. Ziegler is a director and Vice Chairman of Grey Wolf, Inc. (an international land drilling company) and a director of Flotek Industries Inc. (an oil services equipment supplier), a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C.

David A. Johnson, age 56, has served as a member of the Board of Directors and as the President and Chief Executive Officer (“CEO”) since October 1, 2003. Prior to that time, Mr. Johnson served as President, Worldwide Deepwater Division, of Phillips Petroleum. Prior to this, Mr. Johnson served as Vice President Exploration of Spirit Energy 76 from 1997 to 2000 and Senior Vice President Exploration and Land of Vastar Resources from 1995 to 1996. From 1973 to 1995, Mr. Johnson held a variety of managerial positions with Shell Oil, including General Manager—Geophysics, General Manager Research and Development for E&P, and General Manager Exploration.

Richard F. Miles, age 58, has served as President—International Seismic Operations since the acquisition of Grant on September 8, 2006. On March 5, 2007, Mr. Miles was appointed to a new position of Chief Operating Officer (“COO”). Prior to joining the Company, Mr. Miles served as Grant’s President and Chief Executive Officer since January 2001. During the period 1990 to 2000, he was employed by Tech-Sym Corporation primarily as President and Chief Executive Officer of Syntron Inc. but also within that same period, he was Chief Executive Officer and Director of GeoScience Corporation, Chairman of CogniSeis, Syntron and Symtronix. Prior to that, he was Manager of North and South America Marine and Worldwide Marine Support for Halliburton Geophysical Services. From 1984 to 1988, he was General Manager at Geosource Marine, Inc. and from 1966 to 1984, he held a variety of positions with Geophysical Service, Inc. with increasing responsibilities. Mr. Miles has over 39 years of experience in the seismic services industry.

Scott A. McCurdy, age 31, has served as Vice President and Chief Financial Officer (“CFO”) since September 8, 2006. Prior to joining the Company, Mr. McCurdy served as Vice President—Finance, Chief Financial Officer, Treasurer and Corporate Secretary of Grant since September 2003. He served as Controller of Grant from July 2001 until he was promoted in October 2003. Prior to that, he served as a senior auditor with Arthur Andersen, LLP focusing on public companies in the oil field services industry, including the seismic industry. Mr. McCurdy is a Certified Public Accountant in the State of Texas. Mr. McCurdy is a member of the Texas Society of Certified Public Accountants and the American Institute of CPAs.

James C. White, age 47, has served as President—North American Seismic Operations since the acquisition of Trace on December 1, 2005. On March 5, 2007, Mr. White was appointed to a new position of Executive Vice President. Prior to joining the Company, Mr. White served as Trace’s President since February 2004. Prior to that, Mr. White spent 25 years with WesternGeco, a leading seismic company, in a variety of operational roles. Most recently, he served as Vice President of WesternGeco for North and South America, where he was responsible for all aspects of that company’s operations in North and South America.

Michael A. Dunn, age 52, has served as Vice President since August 18, 1997, and has served as the Vice President—Business Development since 2003. From 1999 to 2003, Mr. Dunn served as the President—Geophysical Development Corporation. Prior to joining the Company, Mr. Dunn was employed for 18 years by Shell Oil Company, most recently as Technology Manager at its Exploration and Production Research Center. Mr. Dunn has over 25 years of experience in all aspects of geoscience, including seismic data acquisition services, seismic data processing services, exploration and research.

Chin H. Yu, age 34, has served as Controller since May 2006, and was appointed Vice President on September 6, 2006. Mr. Yu served as Interim Chief Financial Officer from August 16, 2006 to September 8, 2006. Prior to joining the Company, Mr. Yu was a Senior Manager with the Forensic Litigation and Valuation Consulting Group with UHY Advisors LP focused on structured finance, due diligence, business and intellectual property valuations and corporate investigations. He joined UHY Advisors LP as a staff consultant and spent six years with the firm. UHY Advisors LP is an affiliate of UHY LLP, which was appointed to be the Company’s independent registered public accounting firm on September 18, 2006. Mr. Yu is a Certified Fraud Examiner.

Michael A. Schott, age 62, has served as the Vice President—Financial Reporting and Compliance and Secretary since August 5, 1998. Prior to joining the Company, Mr. Schott served eight years as a Vice President and shareholder of a public accounting firm in San Antonio, Texas. Prior to that time, Mr. Schott served as Controller, then Senior Vice President and Treasurer of Venus Oil Company. Mr. Schott is a Certified Public Accountant with more than 30 years of experience, including 10 years in the oil and gas exploration industry and 20 years in the practice of public accounting. Mr. Schott is a member of the Texas Society of Certified Public Accountants and the American Institute of CPAs.

Lynn A. Turner, age 57, has served as the Chief Operating Officer—Quantum Geophysical, Inc. since the Trace acquisition on December 1, 2005. Mr. Turner served as the President—Quantum Geophysical, Inc. since late 2003 and as the President and Chief Operating Officer from July 28, 1997 to September 30, 2003. Prior to joining the Company, Mr. Turner was employed for six years by Fairfield Industries, Inc., a provider of seismic data acquisition services, most recently as Senior Vice President and Manager of Data Acquisition. Mr. Turner has more than 25 years of experience in the seismic data acquisition services business.

M. Lee Bell, age 59, has served as the President—Processing and Interpretation since April 1, 2004. Prior to joining the Company, Dr. Bell served as Global General Manager, Seismic Reservoir Services, of WesternGeco. Prior to that position, Dr. Bell served as Vice President of Technology at WesternGeco. From 1998 to 2000, Dr. Bell served as President of Geosignal, a division of Western Geophysical. Dr. Bell has more than 25 years experience in the seismic data processing services industry.

Christopher M. Harte, age 59, is a private investor and has served as a member of the Board of Directors since August 1, 1997. From 1992 to 1994, Mr. Harte was the President of Portland Newspapers, Inc. Mr. Harte is a director of several corporations, including Harte Hanks, Inc. (a direct marketing and shopper publishing company), and is an Investor Member of Blackhawk Investors II, L.L.C.

Steven A. Webster, age 55, has served as a member of the Board of Directors since August 1, 1997. Mr. Webster serves as President and Co-Managing Partner of Avista, which makes private equity investments in energy, healthcare and media. Mr. Webster serves as Chairman of Carrizo Oil & Gas, Inc., Basic Energy Services, Inc. and Solitario Resources Corp. He also serves on the boards of Brigham Exploration Company, Goodrich Petroleum Corporation, Seacor Holdings, Grey Wolf, Inc. and Hercules Offshore, Inc. Mr. Webster serves as Trust Manager of Camden Property Trust. He is also a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C. From 2000 to 2005, Mr. Webster served as Chairman of Global Energy Partners, an affiliate of Credit Suisse. He was a founder and served as Chief Executive Officer of Falcon Drilling Company, Inc. and its successor, R&B Falcon Corporation from January 1988 to June 1999.

Gary M. Pittman, age 43, is a private investor has served as a member of the Board of Directors since March 8, 2006. From 1987 to 1995, Mr. Pittman was Vice President of the Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman is a director of Flotek Industries Inc. Mr. Pittman has served as a Director and Audit Committee member of Czar Resources, Ltd., a public Canadian exploration and production company, Triton Imaging International, a developer of sea floor imaging software, Secretary, Vice President and Director of Sub Sea International, an offshore robotics and diving company, BioSafe Technologies, a developer of non-toxic insecticides, and owned and operated an oil and gas production and gas gathering company in Montana.

Robert L. Cabes, Jr. age 37, has served as a member of the Board of Directors since November 2, 2006. Mr. Cabes is a Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors. From April 2001 to June 2005, Mr. Cabes served as Principal of Global Energy Partners, or GEP, a specialty group within Credit Suisse’s asset management business that made investments in energy companies. Prior to joining GEP, Mr. Cabes was with Credit Suisse and Donaldson, Lufkin and Jenrette’s Investment Banking Division (prior to its acquisition by Credit Suisse in 2000) where he worked on debt and equity securities underwriting and mergers and acquisitions for energy companies. Before joining Donaldson, Lufkin and Jenrette, Mr. Cabes spent six years with Prudential Securities in its energy corporate finance group. He is currently a Director of Celtique Energie, Ltd, Manti Exploration, MedServe, Inc. and Pinnacle Gas Resources, Inc. Mr. Cabes is a CFA charterholder.

Director Independence

Our Board consists of Messrs. Ziegler, Pittman, Harte, Webster, Cabes and Johnson. The Board has determined that Messrs. Pittman, Harte and Cabes are independent as defined under American Stock Exchange rules. Messrs. Ziegler, Webster, and Johnson are not independent.

Meetings; Committees

Our Board of Directors met formally two times during the fiscal year ended December 31, 2006. The Board of Directors also conducted three meetings by telephone. Additionally, four special meetings were conducted by telephone to elect a new member to the Board and to discuss various acquisition opportunities throughout the year. Each incumbent director of our Company attended at least 75% of such Board of Directors meetings.

In May 2006, our Board established separate Audit, Corporate Governance and Nominating Compensation Committees. Mr. Pittman was selected as chairman of the Audit Committee with Mr. Harte and Mr. Ziegler serving as additional members. Mr. Harte was selected as chairman of the Compensation Committee with Mr. Ziegler and Mr. Pittman serving as additional members. Mr. Ziegler was selected as chairman of the Corporate Governance and Nominating Committee with Mr. Harte and Mr. Pittman serving as additional members.

The Audit Committee conducted three meetings by telephone during the fiscal year ended December 31, 2006.

Audit Committee

Our Audit Committee consists of three directors, Messrs. Pittman (chairman), Harte and Ziegler.

Our Audit Committee has a charter that requires the committee to oversee our financial reporting process and report the results of its activities to the Board. The primary duties of the Audit Committee consist of, among other things:

•       retaining independent legal, accounting or other advisors;

•       reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•       reviewing and approving all related party transactions; and

•       establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

The Audit Committee was formed on May 17, 2006. For the fiscal year ended December 31, 2006, the Audit Committee met to review audited financial statements, to discuss with independent auditors matters required under the statement on Auditing Standards No. 61, and to review the written disclosures and letters from the independent accountants. For the fiscal year ended December 31, 2005, the entire Board met to address these issues.

Compensation Committee

Our Compensation Committee consists of three directors, Messrs. Harte (chairman), Ziegler and Pittman. Each of these directors qualifies as a non-employee director.

We have adopted a Compensation Committee charter which outlines the Compensation Committee’s primary duties to include among other things:

•       approving the total remuneration and employment agreements for our executive officers;

•       reviewing the compensation, benefit and equity-based plans, programs and payments for all employees; and

•       reviewing and approving our goals and objectives relevant to the compensation of our CEO.

The Compensation Committee may form and delegate its authority to subcommittees as appropriate. Additionally, the CEO may make recommendations to the Compensation Committee relating to executive and director compensation.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of three directors, Messrs. Ziegler (chairman), Harte, and Pittman. The board has determined that Messrs. Pittman and Harte are independent under American Stock Exchange rules. We have adopted a Corporate Governance and Nominating Committee charter which outlines the Corporate Governance and Nominating Committee’s primary duties to include, among other things:

•       establishing standards for service on our Board and nominating guidelines and principles;

•       identifying individuals qualified to become members of our Board and recommending director candidates for election to our Board;

•       considering and making recommendations to our Board regarding its size and composition, committee composition and structure and procedures affecting directors;

•       establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•       evaluating and reviewing the performance of existing directors; and

•       monitoring our corporate governance principles and practices and making recommendations to our Board regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.

The Corporate Governance and Nominating Committee considers factors such as independence, diversity, experience, integrity, skills, expertise and industry knowledge when considering director candidates.

The Corporate Governance and Nominating Committee permits stockholders to submit director candidates for the committee’s consideration. Each year the proxy statement released to stockholders in connection with the previous year’s annual meeting provides instructions regarding the procedures stockholders must follow to submit recommendations for director candidates.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has ever been an executive officer or employee of ours. Prior to the establishment of our Compensation Committee, David A. Johnson, our President, Chief Executive Officer and a member of our board of directors, participated in deliberations of the board of directors concerning executive officer compensation as to other officers during the year ended December 31, 2005. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or Board of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee. The Compensation Committee was established on May 17, 2006, and prior to that our full Board made decisions relating to compensation of our executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related-party transactions have the potential to create actual or perceived conflicts of interest between our company and related persons. Under SEC rules, a related person is a director, executive officer, nominee for director, or 5% stockholder of the company and their “immediate family members” as defined in Item 404 of Regulation S-K. Our written Code of Ethics and Business Conduct states our policies and procedures for our Board's review, approval and/or ratification of any transaction with our directors or officers which give rise to a personal or professional conflict of interest.

The Audit Committee of our Board is responsible for the review and approval of all related-party transactions for amounts exceeding $120,000 and involve our company or a subsidiary and related persons with a direct or indirect material interest. Management determines whether a transaction meets the requirements of a related-party transaction requiring review by the Audit Committee. Transactions that fall within this definition will be referred to the Audit Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Audit Committee will decide whether or not to approve such transactions and will approve only those transactions that are in the best interests of our company. If management becomes aware of an existing related-party transaction which has not been approved by the Audit Committee, the matter will be referred to the Audit Committee to evaluate all available options including ratification, revision or termination of such transaction.

Below are the transactions that occurred during the past three fiscal years in which, to our knowledge, our company was or is a party, and in which any director, director nominee, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

In connection with certain financing transactions that were completed in April and July of 1997 with William R. Ziegler, Steven A. Webster and Blackhawk Investors, L.L.C. (of which Messrs. Ziegler and Webster serve as the two partners of its sole managing member), we entered into a three-year consulting agreement (beginning April 25, 1997) with William R. Ziegler, pursuant to which Mr. Ziegler agreed to provide us with certain strategic planning and other consulting services. Mr. Ziegler and Mr. Webster each serve as directors of our company. Under Mr. Ziegler’s consulting agreement, Mr. Ziegler received a quarterly consulting fee equal to one-half of 1% of the total investment made by him and certain other persons on or before July 31, 1997 in our debt and equity securities that were outstanding as of the end of each quarter during the term of the consulting agreement. Mr. Ziegler’s consulting agreement expired on April 25, 2000 and was not renewed.  In addition, in July 1997, we entered into an Investment Monitoring Agreement with Blackhawk Capital Partners, the managing member of Blackhawk Investors, L.L.C., pursuant to which Blackhawk Capital Partners was appointed to oversee Blackhawk Investors, L.L.C.’s investments in us. As of December 2003, Blackhawk Investors, L.L.C. had divested itself of its original investment in us. As of December 31, 2005, we owed Blackhawk Capital Partners $162,500 in consulting fees under this agreement. These amounts were paid in full and the obligations were satisfied in September 2006.

On December 1, 2005, in connection with the financing of the Trace acquisition, we completed a private placement of $30.8 million of our common stock and warrants to purchase common stock, net of offering costs of approximately $1.9 million. We sold 2,467,000 shares of our common stock at a per share price of $12.50, and warrants to purchase an additional 274,105 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time after the date of issuance and expire five years after the date of issuance. Three of our directors (Messrs. Ziegler, Webster and Harte) participated in the private placement of common stock and warrants to purchase common stock. Their combined purchases totaled 480,000 shares of common stock representing $6.0 million of the total offering. The directors also received warrants to purchase 48,000 shares of our common stock.

During 2006, we rented various seismic equipment from Sensor Rentals Joint Venture in Calgary, Canada. Dave Smiddy, the former president of Trace, is one of the partners in this joint venture. The total amount rented from Sensor Rentals Joint Venture in 2006 was $884,320. Mr. Smiddy left Trace in October 2006.

On November 30, 2004, we completed a $2.5 million equity financing from private investment sources. The financing consisted of an offering of 8,333 shares of convertible preferred stock priced at $300 per share, which was convertible into common stock at $0.30 per share. The convertible preferred stock accrued dividends at the rate of 6% per annum, compounded annually and, which were payable in cash when, and if, declared. Three of our directors (Messrs. Ziegler, Webster and Harte) participated in this private placement. Their combined purchases totaled 5,579 shares of convertible preferred stock and represented $1.7 million of the total offering.

In conjunction with our December 2005 private placement of common stock, our convertible preferred stock was converted into our common stock. We issued 883,298 shares of common stock upon conversion, based on the conversion price of $.30 per share and the accumulation of accrued dividends from December 2004. Upon conversion of the convertible preferred stock, these directors received in the aggregate 591,374 shares of our common stock.

During 2005, we performed and completed a seismic survey for Carrizo Oil & Gas, Inc. (“Carrizo”). The project was bid to Carrizo at prevailing market rates and the survey was conducted according to industry standards. The seismic survey generated revenues of $1.1 million for us. Steven A. Webster serves as Chairman of the Board of Carrizo. Mr. Webster is one of our directors. We did not provide any services to Carrizo during 2006.

William R. Ziegler is of counsel to the New York based law firm of Satterlee Stephens Burke & Burke, LLP. During the fiscal years ended December 31, 2006 and December 31, 2005, this firm billed us $19,484 and $42,575 respectively, for services rendered.

On December 15, 2006, we sold 228,683 shares of our Series B Preferred Stock to Avista, an affiliate of Avista and one other institutional investor, the proceeds of such sale were used to repay the $55.0 million original principal amount under our subordinated loan, together with capitalized and accrued interest. See “Description of Capital Stock.” In accordance with the terms and provisions of the Securities Purchase Agreement, dated as of September 8, 2006, by and among the purchasers of our Series B Preferred Stock and us, Avista received the right to appoint one director to our board of directors. Robert L. Cabes, Jr. was appointed to our board of directors on November 2, 2006.

Avista Capital Partners (Offshore), L.P. has agreed to purchase 1,000,000 shares of common stock in the offering at the public offering price less underwriting discounts and commissions.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of our Company. Officers, directors, and greater than ten percent beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely upon information furnished to us and contained in reports filed with the SEC, as well as any written representations that no other reports were required, we believe that all SEC filings of our directors, executive officers beneficial owners of greater than ten percent complied with Section 16 of the Exchange Act, except that Maple Leaf Partners, L.P., Maple Leaf Offshore, Ltd. and Chin Yu failed to timely file initial reports on Form 3.

Code of Ethics

We adopted a Code of Ethics and Business Conduct applicable to our directors and officers on December 28, 2006.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides an explanation of our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer, and the other three most highly compensated executive officers, who are collectively referred to as the named executive officers.

Objectives of our Executive Compensation Program

Our executive compensation philosophy is based on pay-for-performance. Our performance-based incentive compensation programs provide cash payment to executives when certain company, business segment and/or individual goals and objectives are achieved.

Our executive compensation programs are designed to achieve the following objectives:

•       Attract and retain talented and experienced executives in the highly competitive seismic industry;

•       Provide a total compensation package which encourages pay-for-performance by aligning the interests of our executive officers and stockholders to increase stockholder value and rewarding executive officers when stockholder value increases;

•       Motivate and reward executives whose knowledge, skills and performance are critical to our success;

•       Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•       Foster a shared commitment among executives by coordinating company, team and individual goals and objectives; and

•       Compensate our executives to manage our business to meet our long-range objectives.

Executive Officer Compensation

Principal Components of Compensation of Our Named Executive Officers

Historically, the compensation package offered to our executive officers consisted of:

•       Base salary;

•       Cash incentive compensation under the terms of the Senior Executive Incentive Program established for our senior executive officers; and

•       Equity compensation generally in the form of grants of stock options or restricted stock.

Our current compensation package is designed to provide a balance between achieving our business objectives and providing competitive compensation to our executives. The cash components — base salary and cash incentive compensation — provide a strong link between our operational management and financial performance and the compensation that is earned by our executives. The equity compensation component is designed to closely align our executive’s pay with the interests of our stockholders.

Historically, David A. Johnson, our President and CEO, has participated in deliberations with the Board concerning senior executive officer compensation. The full Board acted in the capacity of the Compensation Committee, with the exception of Mr. Johnson, up until May 17, 2006, when the Board established a Compensation Committee. Going forward, we expect that the Compensation Committee will continue to solicit input from the CEO with respect to compensation decisions affecting other members of our senior executive management team.

Allocation of Compensation Among the Principal Components

The Compensation Committee is in the process of establishing formal policies or guidelines with respect to the mix of base salary, bonus, cash incentive compensation and equity awards to be paid or awarded to our senior executive officers. Our historical practice has been that a greater percentage of the compensation of the most senior members of our management team should be performance-based, which aligns the interests of our executive officers with those of our shareholders. The base salaries of our executives are determined by evaluating individual performance and contributions as well as comparison to internal peers and external market data for similar roles. An executive’s actual base salary recognizes individual skills, experience, sustained job performance and the individual’s contributions to the organization. Cash incentives link company and individual performance based upon the achievement of various financial goals and objectives. Equity grants are generally an event-driven, negotiated process based upon an executive’s involvement and contribution to a major corporate event, such as an acquisition. Currently, we do not grant equity awards annually to all executives. Additionally, we do not currently have in place any type of equity ownership requirements or guidelines specifying amounts or forms of ownership of company equity by members of the executive management team.

During 2007, the Compensation Committee anticipates adopting more formal and structured compensation policies and programs designed to attract, retain and motivate individuals with the skills and experience necessary for us to achieve our business objectives. These policies will also serve to link pay with measurable performance, which in turn, should help to align the interests of our executive management team with those of our stockholders.

Base Salary

Chief Executive Officer

Mr. Johnson has been our CEO since October 2003. The entire Board acted in the capacity of the Compensation Committee with the Chairman of the Board negotiating the employment agreement with Mr. Johnson. The Board engaged in an examination of the compensation arrangements of CEOs of peer companies in setting the base salary for Mr. Johnson.

Mr. Johnson’s employment agreement with us provided for an initial base salary of $240,000, which is to be reviewed annually. In conjunction with Mr. Johnson’s appointment as our CEO, the Board also granted him a one-time signing bonus equal to three times his bonus allocation for 2003 payable at the same time the 2003 bonus became payable. Mr. Johnson’s signing bonus in the amount of $151,500 was paid in March 2004.

On December 1, 2005, Mr. Johnson’s base salary was increased to $280,000, in conjunction with the acquisition of Trace Energy Services, and on March 8, 2007, Mr. Johnson’s base salary was increased to $350,000, in conjunction with the Board’s approval as of the same day of the terms of a new employment agreement for Mr. Johnson.

Chief Financial Officer

Scott A. McCurdy has been our CFO since the Grant acquisition in September 2006. Mr. McCurdy served as the Vice President and CFO of Grant prior to his appointment as our CFO. Mr. McCurdy’s three-year employment agreement provides for an annual base salary of $200,000, which is to be reviewed annually. This amount reflects, in part, Mr. McCurdy’s prior salary history.

Chin H. Yu served as our interim CFO from August 2006 through September 2006. Mr. Yu was hired as Controller in May 2006 and his agreement provided for an annual base salary of $135,000, with an annual review of his base salary. He was subsequently appointed Vice President and Controller effective September 2006, upon the completion of the Grant acquisition and his base salary was increased to $150,000, which is to be reviewed annually. Mr. Yu now serves as our Vice President — Finance and Chief Compliance Officer. This amount reflects, in part, Mr. Yu’s prior salary history. On March 1, 2007, as part of management’s annual compensation review, Mr. Yu’s base salary was increased to $160,000.

Thomas J. Concannon served as our Vice President and CFO from July 1997 to August 2006, at which time he resigned from his position. Mr. Concannon’s three-year employment agreement executed in November 2003 provided for an annual base salary of $150,000 which was reviewed annually. Mr. Concannon’s base salary for 2006 up to the time of his resignation was $200,040. This amount reflected, in part, Mr. Concannon’s prior salary history.

Chief Operating Officer

Richard F. Miles has served as our Chief Operating Officer since March 2007. Prior to such appointment, Mr. Miles served as President — International Seismic Operations since September 2006, upon the completion of the Grant acquisition. Mr. Miles served as the President and CEO of Grant prior to his appointment as our President — International Operations. Mr. Miles’ three-year employment agreement, executed in August 2006, provides for an annual base salary of $336,672, which is to be reviewed annually. This amount reflects, in part, Mr. Miles’ prior salary history.

Other Officers

James C. White has served as our Executive Vice President since March 2007. Prior to such appointment, Mr. White served as President — North American Seismic Operations since September 2006, upon the completion of the Grant acquisition. From December 2005, through September 2006, Mr. White served as the President of Quantum as a result of the acquisition of Trace in December 2005. Prior to joining our company, Mr. White served as Trace’s President and CEO since February 2004. Mr. White’s three-year employment agreement executed in December 2005 provides for an annual base salary of $220,000, which is to be reviewed annually. On September 20, 2006, Mr. White’s base salary was increased to $260,000 as part of the Grant acquisition. This amount reflects, in part, Mr. White’s prior salary history.

M. Lee Bell has served as President — Processing and Interpretation for Geophysical Development Corporation, a subsidiary of the Company since April 1, 2004. Prior to joining Geokinetics, Dr. Bell served as Global General Manager, Seismic Reservoir Services, of WesternGeco. Prior to that position, Dr. Bell served as Vice President of Technology at WesternGeco. From 1998 to 2000, Dr. Bell served as President of Geosignal, a division of Western Geophysical. Dr. Bell has more than twenty-five years experience in the seismic data processing industry. Dr. Bell’s three-year employment agreement, executed in March 2004, provides for an annual base salary of $190,000, which is to be reviewed annually. This amount reflects, in part, Dr. Bell’s prior salary history.

Bonus Compensation

We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, we have from time to time paid signing or retention bonuses in connection with our initial hiring or appointment of an executive officer, or a change in an individual’s position and responsibilities.

In conjunction with his appointment as CEO, Mr. Johnson received an aggregate of $202,000 in bonus compensation in 2004 — $151,500 of which was in the form of a signing bonus upon his appointment as our CEO and the remaining $50,500 representing a discretionary incentive bonus. In March 2006, Mr. Johnson received $280,000 in bonus compensation for the 2005 plan year. In March 2007, Mr. Johnson received $840,000 in bonus compensation for the 2006 plan year.

In conjunction with his appointment as CFO, Mr. McCurdy received a guaranteed minimum bonus of $100,000 in 2007 for the 2006 plan year less any payments made to him during 2006 under the Grant Geophysical, Inc. 2006 bonus plan. This amount represents the target bonus amount from the original Grant 2006 bonus plan. Mr. McCurdy received $34,511 under the Grant 2006 bonus plan. The remainder of this minimum bonus, $65,489, was paid out in March 2007 and an additional discretionary bonus of $50,000 was also awarded.

In conjunction with his appointment as President — International Seismic Operations, Mr. Miles received a guaranteed minimum bonus of $200,000 in 2007 for the 2006 plan year less any payments made to him during 2006 under the Grant Geophysical, Inc. 2006 bonus plan. This amount represents the target bonus amount from the original Grant 2006 bonus plan. Mr. Miles received $69,022 under the Grant 2006 bonus plan. The remainder of this minimum bonus, $130,978, was paid out in March 2007 and an additional discretionary bonus of $50,000 was also awarded.

In conjunction with his appointment as President — North American Seismic Operations in December 2005, Mr. White received a pro-rated bonus of a minimum of $50,000 plus an additional discretionary bonus of $25,000, which was paid in March 2006. Mr. White received a total of $200,000 in bonus compensation for the 2006 plan year, paid in March 2007.

In conjunction with his appointment as President — Processing and Interpretation in April 2004, Dr. Bell received a signing bonus in the amount of $10,000, which was paid in April 2004.

In conjunction with his appointment as Controller in May 2006, Mr. Yu received a signing bonus in the amount of $20,000 which was paid in June 2006. In March 2007, Mr. Yu received $35,000 in bonus compensation for the 2006 plan year.

Compensation under the Senior Executive Incentive Program

During 2006, participants in the Senior Executive Incentive Program consisted of fifteen (15) executive officers including all of the named executive officers. The bonus pool for our Senior Executive Incentive Program is based upon our annual financial performance. In the past, awards have also been made based upon a discretionary amount determined by the Board. The first payouts under the plan occurred in March 2004 for the 2003 plan year. For the 2005 plan year, the Board utilized its discretion to allocate an additional bonus pool with recommendations from the CEO.

Our Senior Executive Incentive Program for the 2006 plan year provided for the payment of incentive compensation, payable in cash, upon the attainment of the financial objectives outlined below. For the 2005 plan year, our Board exercised a degree of discretion in awarding some or all of the targeted incentive compensation when one or more of the underlying financial objectives may not have been met, particularly if this was the result of external factors over which the individual executive officer had no control. Our plan provides our senior management with the opportunity to earn additional sums as a bonus based upon our annual performance in relation to cash flow. Cash flow is defined as earnings before depreciation, interest and taxes, less capital expenditure budget overages not previously approved by the Board (“EBITDA” less capital expenditure budget overages). At the end of each fiscal year, the Board establishes an annual bonus pool for senior executives and key employees consisting of 10% of the difference of EBITDA less capital expenditure budget overages (“bonus pool”). If earnings from operations (“EBIT”) are negative, then no bonuses are payable. Under the plan, the CEO will receive at least 50% of the bonus pool, subject to a limit of three times his base salary. The limit for the other participants shall be set at two times base salary. The Compensation Committee and the full Board may increase these limits. Additionally, the Compensation Committee has the discretion to allocate the bonus pool with recommendations from the CEO. Individual payouts under the plan are subject to the terms of any employment agreements entered into by the participants in the plan. The incentive bonus payouts are payable within 75 days of the end of our fiscal year. Pursuant to their individual employment agreements, Messrs. Johnson and Yu will not receive a pay-out under the plan if they have given notice of voluntary termination or if their employment has been terminated for cause before the payout date.

With respect to the financial performance objectives for the 2006 plan, in March 2007, bonuses of $2.2 million were paid to senior executives under the plan parameters. For the 2007 plan year, the Compensation Committee is reviewing the entire bonus plan and has recommended certain changes to the Board which changed the amount of the bonus pool and the manner in which the bonus pool is determined and allocated. In March 2007, Mr. Johnson executed a new employment agreement which effectively removed him from the bonus plan.

During 2007, we anticipate formalizing our performance management policies and programs, which are anticipated to affect the Senior Executive Incentive Program by including individual performance objectives in addition to financial and other corporate performance objectives. Our current plan focuses mainly on the attainment of financial objectives. Going forward, we anticipate incorporating common corporate performance objectives intended to encourage attaining common corporate goals as well as individual performance objectives. In setting the performance objectives, our Compensation Committee anticipates including performance objectives that are viewed as reasonably achievable as well as others that are viewed as more of a challenge to achieve. The intent of the new performance management policies and procedures is to provide a better balance between financial, corporate and individual objectives to ensure that our executive officers maintain their level of motivation throughout the year.

Our Compensation Committee has not adopted specific policies concerning the adjustment or attempted recovery of incentive compensation paid to any or all of our executive officers if the relevant performance objectives upon which such compensation were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements due to our material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct, our CEO and CFO are legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they received from us during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement, as well as any profits they realized from the sale of our securities during this 12-month period. We intend to comply with all applicable laws in this area.

Equity Compensation

The historical practice of our Board has been to grant equity-based awards to attract, retain, motivate and reward our employees, particularly our executive officers, and to encourage their ownership of an equity interest in our company. To date, such grants have consisted of incentive stock options, non-qualified stock options and restricted stock. Generally, our Board has granted awards of stock options or restricted stock to our executive officers upon their appointment as executive officers, with our obligation to grant the awards typically memorialized in an offer letter or employment agreement, or an addendum to an employment agreement, entered into with the applicable executive officer. Incentive stock options were awarded to some of the named executive officers and key employees in November 2003 coinciding with the appointment of Mr. Johnson as our CEO and the execution of new employment contracts with key employees. Non-qualified stock options were awarded to some executive officers and key employees in December 2005 as part of the Trace acquisition. Restricted stock grants were awarded to Mr. Johnson in connection with his new employment agreement entered into in March 2007 and some of our executive officers and key employees in September 2006 as part of the Grant acquisition.

All equity-based awards have been reflected in our consolidated financial statements based upon the applicable accounting guidance. In December 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires us to recognize in our financial statements the compensation cost relating to share-based payment transactions, including grants of employee stock options. We have to measure the cost based on the fair value of the equity or liability instruments issued. FAS 123(R), which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance, covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. To date, we have only awarded stock options and restricted stock awards under our stock awards plan. Additionally, FAS 123(R) requires us to measure the cost of employee services received in exchange for stock options based on the fair value of the award on the grant date, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits us to use any option-pricing model that meets the fair value objective in the Statement. We adopted FAS 123(R) on a prospective basis beginning January 1, 2006, for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. We recognize the fair value of stock-based compensation awards as compensation expenses in our statement of operations on a straight line basis over the vesting period.

During 2006, our Board and executive management team changed our approach for granting equity-based awards. As a result, restricted stock awards were granted as part of the Grant acquisition in September 2006 as opposed to incentive or non-qualified stock option awards. The last grants of incentive and non-qualified stock options were made in April 2006.

In 2003, each of Messrs. Johnson and Concannon received incentive stock option grants. Mr. Johnson was granted an option to purchase 134,062 shares (post-reverse split) which fully vested on October 1, 2006. Mr. Johnson exercised his option on all 134,062 shares on November 6, 2006. Mr. Concannon was granted an option to purchase 35,000 shares (post-reverse split), of which 23,333 shares were vested at the time of his resignation. Mr. Concannon exercised his option on the 23,333 shares on September 6, 2006. In 2004, Dr. Bell was granted an option to purchase 35,000 shares (post-reverse split) which became fully vested as of April 1, 2007. Dr. Bell has not exercised his options. These grants of incentive stock options to our executive officers and other employees were granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date as determined by our Board.

In December 2005 in conjunction with the Trace acquisition, Messrs. Johnson, Concannon, Bell and White received non-qualified stock option grants which vest in three equal installments, subject to stockholder approval. These options were granted “in-the-money” where the price of the stock on the grant date was greater than the exercise strike price. The strike price used for these option grants was the same as the price of the PIPE offering used to finance the Trace acquisition. As part of the Trace acquisition, a valuation was completed by an independent business valuation firm and the exercise strike price of the non-qualified options was determined based on that valuation report. All of the awards granted in December 2005 are two-thirds vested with the final one-third vesting on December 1, 2007. Stockholder approval was obtained in November 2006 during our Annual Meeting of Stockholders. None of the named executive officers have exercised their non-qualified stock options, however, Mr. Concannon forfeited his option to purchase 11,000 shares (post-reverse split) upon his resignation from the company.

In September 2006 in conjunction with the Grant acquisition, Messrs. McCurdy, Miles, White and Yu received grants of restricted stock which vest equally over three years beginning one year from the award date. The first one-third vests on September 8, 2007.

We structure our cash incentive-based compensation so that it is taxable to our executive officers at the time it becomes available to them. We currently intend to be able to take a tax deduction on all cash compensation paid. However, as it relates to equity-based awards, we are not entitled to a deduction with respect to the issuance or exercise of incentive stock options. However, if the employee option holder causes the incentive stock option to be disqualified by disposing of his or her stock prematurely prior to the end of the requisite holding period, then we may be able to take a deduction for that amount recognized by the employee option holder as ordinary income in the same year the employee option holder recognizes the income. In addition, our grant of shares of restricted stock are not subject to performance vesting provisions and thus, may not be fully deductible by us at the time the grant is otherwise taxable to the grantee.

We have not historically had a plan that requires us to grant equity-based awards to executive management on specified dates.  However, Mr. Johnson’s new employment contract, executed on March 8, 2007, provides for an immediate award and that each year, effective March 15, and beginning in 2008, he will be awarded an annual equity award in the form of restricted stock and/or stock options calculated based on his then existing base salary and the closing price of our common stock on the effective date of the award. The number of restricted shares will be set by the Board and/or the Compensation Committee in accordance with a long-term incentive plan to be adopted for senior executives. The lifting of restrictions on the restricted shares or the vesting of option shares will take place over a 4-year period, with a fourth of the restrictions being lifted and a fourth of the shares vesting on each of the first, second, third, and fourth anniversaries of the date of grant.

Historically, we have not made grants of equity-based awards that were timed to precede or follow the release or withholding of material non-public information but were made in conjunction with key acquisitions and corporate actions designed to retain key personnel. It is possible that we may establish programs or policies regarding the timing of equity-based awards in the future. The authority to make equity-based awards to executive officers rests with our Compensation Committee, which may consider the recommendations of our CEO and other executive officers.

Severance and Change of Control Payments

Our Board believes that we should provide reasonable severance benefits to our employees, recognizing that it may be difficult for them to find comparable employment within a short period of time. Our Board also believes it prudent that we should disentangle ourselves as soon as practicable from employees whose employment terminates. Our historical practice for employees has been to make the termination of an employee effective at the expiration of a required advance notice period. In some situations, the termination of an employee is effective immediately upon the communication of the termination. In such cases, we have continued to pay, on a post-termination basis, base salary compensation to the terminated employee under his or her employment agreement, if any, for the specified advance notice period. We currently are not making any severance payments to any of our former executive officers.

Our employment agreements with the named executives provide for substantial payments in the event of termination of their respective employment agreements or if we undergo a change of control. The compensation due to the specific executive officer in the event of the termination varies depending on the nature of the termination and the type and timing of the termination. Additionally, the compensation due to the specific executive officer in the event of a change in control varies depending on the nature of the change in control and the resulting material impact to such executive’s title or duties or a negative impact on overall compensation. For additional information regarding the termination and change in control provisions of an individual executive’s employment agreement, refer to “Potential Payments Upon Termination or Change in Control” discussed later.

Other Benefits

We believe establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, including company-paid medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, on the same basis as other employees. As an additional benefit, we maintain an individual life insurance policy at a rate of $300 per month for Mr. Johnson and Mr. White. The company also pays Dr. Bell $700 per month for his medical insurance needs. Mr. McCurdy and Mr. Miles were due to receive cash payouts for accrued vacation earned through their employment with Grant existing at the time of the closing on the acquisition at the rate of their current base salary immediately prior to the closing of the acquisition. These payouts occurred in January 2007 in the amount of $16,827 for Mr. McCurdy and $25,753 for Mr. Miles. Additionally, we currently provide a matching contribution up to 4.5% on a 6% employee contribution under our 401(k) and international retirement plans. We do not offer pension or retirement benefits. Our international officers and employees may have slightly different employee benefit plans than those we offer domestically, typically based on certain legal requirements in that specific country.

Perquisites

We do not have a formal process for our Board or Compensation Committee to regularly review the perquisites received by members of senior management. Generally, perquisites are minimized and limited to items that support business development or allow for efficient time and resource management to enhance the productivity of our executive management team. The perquisites received by each senior executive are determined by his individual employment agreement. The specific perquisites which certain members of our executive management team are currently receiving or have received in the past include:

•       Reimbursement for all reasonable travel, entertainment and other expenses incurred in connection with the performance of his duties and obligations under his employment agreement;

•       A monthly automobile allowance;

•       Reimbursement for the rental of a corporate apartment; and

•       Paid membership in a lunch or country club of the executive’s choice.

Board Process

Until the formation of the Compensation Committee in May 2006, the full Board, with the exception of our CEO, acted in the capacity of the Compensation Committee. Mr. Johnson did, however, participate in deliberations with the Board concerning executive officer compensation. Going forward on at least an annual basis, the Compensation Committee will approve all compensation and awards to our CEO, CFO and the presidents of our business segments. With respect to equity compensation awarded to other employees, the Compensation Committee grants awards generally based on the recommendation of our CEO or other executive officers. The award of equity compensation is generally an event-driven negotiated process, such as the awarding of equity compensation to executives and key employees who were instrumental in completing the acquisitions of both Trace and Grant.

Summary Compensation Table

The following table sets forth information regarding compensation earned in or with respect to the last three fiscal years by:

•       each person who served as our chief executive officer in 2006;

•       each person who served as our chief financial officer in 2006; and

•       our three most highly compensated executive officers, other than our chief executive officer and our chief financial officer, who were serving as an executive officer at the end of 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)		All Other Compensation ($)(6)		Total ($)
David A. Johnson(1),	2006	$280,020	$280,000	(2)	$—		$—		$8,400	(4)	$568,420
President and CEO	2005	$243,335	$—		$—		$497,500	(7)	$8,400	(4)	$749,235
	2004	$240,000	$202,000	(2)	$—		$—		$—		$442,000
Scott A. McCurdy,	2006	$62,169	$9,511		$288,575	(5)	$—		$18,427	(3)(4)	$378,682
Vice President and CFO
Richard F. Miles,	2006	$104,652	$19,022		$329,800	(5)	$—		$27,353	(3)(4)	$480,827
COO
James White,	2006	$231,667	$75,000		$164,900	(5)	$796,000	(7)	$14,800	(4)	$1,282,367
Executive Vice President
M. Lee Bell,	2006	$190,000	$—		$—		$—		$13,200	(4)	$203,200
President — Processing and	2005	$190,000	$25,000		$—		$99,500	(7)	$13,200	(4)	$327,700
Interpretation	2004	$142,500	$—		$—		$182,000	(7)	—		$324,500
Thomas J. Concannon,	2006	$169,898	$50,000		$—		$—		$13,000	(4)	$232,898
Former CFO	2005	$161,670	$40,000		$—		$218,900	(7)	$19,500	(4)	$440,070
	2004	$150,000	$25,000		$—		$—		$—		$175,000
Chin H. Yu,	2006	$82,917	$20,000		$41,225	(5)	$—		$2,800	(4)	$146,942
Vice President — Finance; Former Interim CFO

(1)           Mr. Johnson has received no compensation for services rendered in his capacity as a member of our Board.

(2)           For 2006, the bonus amount reflects a combination of awards from the Senior Executive Incentive Program in the amount of $117,483 and a discretionary award by the Board in the amount of $162,517 for the 2005 calendar year. For 2004, the bonus amount includes a signing bonus of $151,500 and an incentive bonus of $50,500 for the 2003 calendar year.

(3)           Reflects additional compensation for accrued but unused vacation. Mr. McCurdy received $16,827 and Mr. Miles received $25,753.

(4)           Additional benefits received by the executive include monthly car allowances, paid life insurance, country club membership and the reimbursement for rental of corporate apartment. For 2006 and 2005, Mr. Johnson received reimbursement in the amount of $3,600 for life insurance payments and $4,800 for car allowance. For 2006, both Messrs. McCurdy and Miles received reimbursement in the amount of $1,600 for car allowance. For 2006,

Mr. White received reimbursement in the amount of $5,200 for car allowance, $3,600 for life insurance and $6,000 for country club membership. For 2006 and 2005, Dr. Bell received reimbursement in the amount of $8,400 for medical insurance needs and $4,800 for car allowance. For 2006, Mr. Concannon received reimbursement in the amount of $9,800 for the rental of a corporate apartment and $3,200 for car allowance. For 2005, Mr. Concannon received reimbursement in the amount of $14,700 for the rental of a corporate apartment and $4,800 for car allowance. For 2006, Mr. Yu received reimbursement in the amount of $2,800 for car allowance.

(5)           On September 8, 2006 in conjunction with the acquisition of Grant, the Board awarded grants of restricted stock to executives and key employees, subject to stockholder approval which was obtained on November 1, 2006. The restricted stock awards vest equally over a three year period starting on September 8, 2006 with the restriction period ending in equal thirds on September 8, 2007, 2008 and 2009. Geokinetics stock closed at $16.50 on September 8, 2006 (post-reverse split). The value of the stock award is determined by multiplying the number of shares awarded at the $16.50 closing price. Each executive and employee who received restricted stock awards paid $0.01 per share of stock received. Mr. McCurdy paid $175.00, Mr. Miles paid $200.00, Mr. White paid $100.00 and Mr. Yu paid $25.00.

(6)           No amounts of executive compensation are deferred under the 401(k) plan.

(7)           The option awards were calculated using fair value based on a Black-Scholes valuation model, utilizing a 159% volatility, 10-year treasury bond rate at the grant date and the stock price at the grant date. For Messrs. Johnson, White, Bell and Concannon’s 2005 option awards, the fair value at the grant date was $19.90 (post-reverse split). For Dr. Bell’s 2004 option award, the fair value at the grant date was $5.20 (post-reverse split).

Equity-Related Compensation

2006 Grants of Plan-Based Awards

Set forth in the table below is information regarding:

•       Cash amounts that could have been received in 2006 by our named executive officers under the terms of the senior management incentive compensation plans or individual employment agreements; and

•       Stock option or restricted stock awards granted by the Compensation Committee to our named executive officers in 2006, reflected on an individual grant basis.

All awards were granted under our 2002 Stock Awards Plan and no outstanding options or equity-based awards were repriced or materially modified after the grant date. These grants represent all of the awards to our named executive officers under any plan during or with respect to 2006.

Name	Grant Date		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units		All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price (post-reverse split)
David A. Johnson,	12/1/2005		$499,250	(5)	—		25,000	$12.50	$20.00
President and CEO	10/1/2003		$4,272,556	(5)	—		134,062	$0.60	$0.60
Scott A. McCurdy,	9/8/2006	(1)	$568,225	(4)	17,500		—	—	—
Vice President and CFO
Richard F. Miles,	9/8/2006	(1)	$649,400	(4)	20,000	(6)	—	—	—
COO
James White,	9/8/2006	(1)	$324,700	(4)	10,000		—	—	—
Executive Vice President	12/1/2005		$798,800	(5)	—		40,000	$12.50	$20.00
M. Lee Bell,	12/1/2005		$99,850	(5)	—		5,000	$12.50	$20.00
President — Processing	4/1/2004		$954,450	(5)	—		35,000	$5.20	$5.20
and Interpretation
Thomas J. Concannon,	12/1/2005		$—	(2)	—		11,000	$12.50	$20.00
Former CFO	11/12/2003		$1,048,950	(5)	—		35,000	$2.50	$2.50
Chin Yu,	9/8/2006	(1)	$81,175	(4)	2,500		—	—	—
Vice President — Finance; Former Interim CFO

(1)           The fair value of the restricted stock awards granted on September 8, 2006 in conjunction with the acquisition of Grant, was determined using the closing price of the stock of $16.50 (post-reverse split) on September 8, 2006. Each executive and employee who received a restricted stock awards paid $0.01 per share of stock received. Mr. McCurdy paid $175.00, Mr. Miles paid $200.00, Mr. White paid $100.00 and Mr. Yu paid $25.00.

(2)           Mr. Concannon’s unvested and unexercised 11,000 non-qualified and 11,667 incentive stock options forfeited upon his resignation. There is no expected future payout on the options awarded on December 1, 2005.

(3)           The incentive stock options grants in 2003 to our executive officers and other employees, were granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date, as determined by our Board. The non-qualified stock option grants in December 2005 were granted “in-the-money” where the current price of the stock on the grant date was greater than the exercise strike price. The strike price used for these option grants was the same as the price of the PIPE offering used to finance the Trace acquisition. As part of the Trace acquisition, a valuation was completed by an independent business valuation firm and the exercise strike price of the non-qualified options was determined based on that valuation report.

(4)           The estimated future payout value is determined by multiplying the number of shares awarded by the closing stock price of $32.47 on December 29, 2006.

(5)           The estimated future payout value is determined by multiplying the number of options awarded by the sum of the closing stock price of $32.47 on December 29, 2006 less the exercise price of the option.

(6)           Under an amendment to his employment agreement, effective as of September 8, 2006, Mr. Miles’ restricted stock award was increased from 15,000 shares to 20,000 shares.

Outstanding Equity Awards as of December 31, 2006

The following table provides information as of December 31, 2006, regarding vested and unvested stock options and restricted stock awards held by each of our named executive officers.

		Option Awards(3)				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
David A. Johnson, President and CEO	12/1/2005	16,667	8,333	$12.50	12/1/2015	—	—
Scott A. McCurdy,Vice President and CFO	9/8/2006	—	—	—	—	17,500	$568,225	(2)
Richard F. Miles, COO	9/8/2006	—	—	—	—	20,000	$649,400	(2)
James White, Executive Vice President	12/1/2005	26,667	13,333	$12.50	12/1/2015	10,000	$324,700	(2)
M. Lee Bell, President — Processing and Interpretation	12/1/2005	3,333	1,667	$12.50	12/1/2015	—	—
	4/1/2004	23,333	11,667	$5.20	4/1/2014	—	—
Thomas J. Concannon, Former CFO(1)
Chin Yu, Vice President — Finance; Former Interim CFO	9/8/2006	—	—	—	—	2,500	$81,175	(2)

(1)           Mr. Concannon’s unvested and unexercised 11,000 non-qualified and 11,667 incentive stock options forfeited upon his resignation; thus, there are no outstanding equity awards for him.

(2)           The market value is determined by multiplying the number of shares that have not vested by the closing stock price of $32.47 on December 29, 2006.

(3)           On December 1, 2005 in conjunction with the acquisition of Trace, the Board awarded grants of non-qualified stock options to executives and key employees, subject to stockholder approval which was obtained on November 1, 2006. The non-qualified stock option vest equally over a three-year period starting on the grant date of December 1, 2005 and ending on December 1, 2007.

Option Exercises and Stock Vested as of December 31, 2006

The following table provides information as of December 31, 2006, regarding options exercised and vested stock awards held by each of our named executive officers.

	Option Awards		Stock Awards(2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David A. Johnson, President and CEO	134,062	$3,485,612	—	$—
Scott A. McCurdy, Vice President and CFO	—	$—	—	$—
Richard F. Miles, COO	—	$—	—	$—
James White, Executive Vice President	—	$—	—	$—
M. Lee Bell, President — Processing and Interpretation	—	$—	—	$—
Thomas J. Concannon, Former CFO	23,333	$384,995	—	$—
Chin Yu, Vice President — Finance; Former Interim CFO	—	$—	—	$—

(1)          The executives exercised their incentive stock options but are holding their shares. Mr. Johnson exercised his options on October 27, 2006 at a closing stock price of $26.00 (post-reverse split). Mr. Concannon exercised his options on September 6, 2006 at a closing stock price of $16.50 (post-reverse split).

(2)          No restricted stock awards have vested to date for the named executives. The restrictions lift on the first one-third on September 8, 2007.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with our named executive officers that require us to make payments upon the severance of employment or a change in control of the Company. The specific payment amount and the benefit levels received by each executive are determined under the provisions of that executive’s particular employment agreement. These arrangements are discussed below.

Chief Executive Officer — David A. Johnson

Under his agreement dated September 30, 2003, Mr. Johnson is entitled to compensation in the event there is a material negative change in his job scope or remuneration package including a change in control, as defined in our 2002 Stock Awards Plan. In the absence of severance for cause, he will have the right to sever his employment and receive a severance package equal to three times the sum of his base salary and his most recent non-zero cash bonus. In the event a material negative change in his job scope or remuneration package occurred on December 31, 2006, Mr. Johnson would have received $1,680,060.

Our employment agreement with Mr. Johnson prohibits him from competing in the seismic services industry during the term of his employment and for a period of two years after the termination of his employment for any reason. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes a provision relating to non-disclosure and confidentiality with respect to disclosure of our proprietary or confidential information.

On March 8, 2007, we executed a new employment agreement with Mr. Johnson. Mr. Johnson is entitled to compensation in the event there is a material negative change in his job scope or remuneration package (including severance at our request or associated with a change of control). In the absence of termination for cause, he will have the right to terminate his employment and receive a severance package equal to two times the sum of his base salary and the most recent non-zero cash bonus. In addition, all restrictions will be lifted from the 50,000 share restricted stock award he was granted pursuant to this new agreement. Until March 15, 2008, there will be a limit on this severance payment of $1.4 million and the severance payments will be made in 24 equal monthly installments beginning immediately upon termination.

Under the new agreement, Mr. Johnson agrees not to compete in the seismic services industry during his employment and for a period of two years after termination if he is terminated for cause or voluntarily leaves, or if the agreement terminates as a result of a material change in his job scope or remuneration package as described above, so long as the payment described above is made. The non-compete provision would be restricted to the areas where we are operating at the time of his termination. This new agreement also includes a provision relating to non-disclosure and confidentiality with respect to disclosure of our proprietary or confidential information.

Chief Financial Officer — Scott A. McCurdy

Under his employment agreement, dated August 16, 2006, if his employment is terminated for any reason other than for cause, Mr. McCurdy is entitled to receive as compensation a sum equal to his annual base salary plus his most recent non-zero annual cash bonus, payable in a single lump sum on his termination date. In the event his employment was severed on December 31, 2006, Mr. McCurdy would have received $209,511, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

In the event of a change in control, as defined in our 2002 Stock Awards Plan, that results in a diminution of Mr. McCurdy’s duties, responsibilities or position in the management of the Company and/or results in a material negative impact on his remuneration, he has the right to terminate his employment agreement with us by providing written notice within 90 days following the occurrence of the material negative event by giving us 60 days’ notice. He will be entitled to receive as compensation a sum equal to his annual base salary payable in a single lump sum on his termination date. In the event a change of control resulting in a material negative change in his job scope or remuneration package occurred on December 31, 2006, Mr. McCurdy would have received $200,000, payable on his termination date.

Our employment agreement with Mr. McCurdy prohibits him from competing in the seismic services industry during the term of his employment and for a period of one year after the termination of his employment for any reason. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

Chief Operating Officer — Richard F. Miles

Under his employment agreement effective September 8, 2006, if his employment is severed for any reason other than for cause, Mr. Miles is entitled to receive as compensation a sum equal to his annual base salary. In the event his employment was terminated on December 31, 2006, Mr. Miles would have received $336,672, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

Our employment agreement with Mr. Miles prohibits him from competing in the seismic services industry during the term of his employment and for a period of one year after the termination of his employment either at our election or if he voluntarily leaves. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

Executive Vice President — James C. White

If his employment is severed for any reason other than for cause, under his employment agreement dated September 20, 2006, Mr. White is entitled to receive as compensation a sum equal to two times his annual base salary plus his most recent bonus. In the event his employment was severed on December 31, 2006, Mr. White would have received $670,000. Additionally, we will pay for his medical insurance coverage at the existing level for twenty-four months following his termination date.

Our employment agreement with Mr. White prohibits him from competing in the seismic services industry if his employment terminates during the term of his agreement for a period of 24 months from the date of termination. The non-compete is restricted to areas involved in the same or similar work of the seismic service industry as our company. Our employment agreement with Mr. White further provides that he is prohibited from contacting, communicating with, or soliciting business of any the company’s customers or acquisition prospects with whom he made contact or learned about while employed with us, for a period of twelve months from the date of termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

On March 5, 2007, Mr. White executed a supplement to his employment agreement which provided that from January 1, 2008 until February 1, 2008, he would have the right to make a one-time election to terminate his employment with us. Upon making this election, Mr. White would receive a severance package equal to two times the sum of his base salary plus the most recent bonus, paid monthly over the 24 months immediately following the election. Additionally, we would pay for

Cobra insurance coverage for 24 months. Mr. White is also prohibited from competing in the seismic service industry during his employment and for a period of two years after termination if he elects to voluntarily leave. The non-compete provision is restricted to areas where we are operating at the time of his termination.

Vice President — Finance and Former Interim Chief Financial Officer — Chin H. Yu

If his employment is severed for any reason other than for cause, under his employment agreement dated July 17, 2006, Mr. Yu is entitled to receive as compensation a sum equal to his annual base salary. In the event his employment was severed on December 31, 2006, Mr. Yu would have received $150,000. Our agreement with Mr. Yu does not contain a non-compete clause.

President — Processing and Interpretation — M. Lee Bell

If his employment is severed for any reason other than for cause, under his employment agreement dated March 16, 2004, Dr. Bell is entitled to receive as compensation a sum equal to his annual base salary plus his most recent bonus. In the event his employment was terminated on December 31, 2006, Dr. Bell would have received $215,000, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

In the event of a Change in Control, as defined in our 2002 Stock Awards Plan, which results in a material negative impact on his job scope or remuneration package, he has the right to terminate his employment agreement. He will be entitled to receive as compensation a sum equal to his 1.5 times his annual base salary payable in a single lump sum on his termination date. In the event a change in control results in a material negative change in his job scope or remuneration package occurred on December 31, 2006, Dr. Bell would have received $285,000, payable on his termination date.

Our employment agreement with Dr. Bell prohibits him from competing in the seismic services industry during the term of his employment and for a period of two years after the termination of his employment if he voluntarily leaves the company. If he is terminated at the company’s initiation, the non-compete requirement is no longer in force. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

Executive Employment Arrangements

We are a party to the following employment agreements with the named executive officers as of December 31, 2006. Various provisions of these employment agreements have been discussed in previous sections. The cash component, which consists of the base salary and the incentive bonus, represent the largest proportion of the overall compensation package for each executive.

We were a party to an employment agreement dated September 30, 2003, with David A. Johnson, pursuant to which Mr. Johnson served as the President and Chief Executive Officer reporting directly to the Board of Directors. The compensation payable to Mr. Johnson under the employment agreement consisted of: (i) an annual base salary of $240,000 per year (reviewed annually), (ii) participation in the Senior Executive Incentive Program equal to at least 50% of the Bonus Pool established thereunder, subject to a limit of three times base salary and (iii) an option to acquire 134,062 shares of Common Stock (post reverse split), at an exercise price of $0.60 per share, exercise price being the fair market value of the Common Stock on the date of grant. The option has a ten-year term and vests over three years in six (6) equal increments, with the first increment vesting three months from the date of hire, the second vesting 12 months from the date of hire, and subsequent increments vesting on each of the four six-month anniversaries of the date of hire thereafter. Mr. Johnson received a one-time signing bonus of $151,500. Bonuses are payable within 90 days of the end of our fiscal year provided no notice of voluntary termination of employment has been given and no termination of employment for cause has occurred before the scheduled payment date. Mr. Johnson was also entitled to a lump sum payment equal to three times the sum of his current base salary and the most recent non-zero cash bonus in the event there was a material negative change in Mr. Johnson’s job scope or remuneration package. Pursuant to the employment agreement, Mr. Johnson has agreed not to compete in the seismic services industry during his employment and for two years after termination for any reason. Mr. Johnson’s employment may be terminated by either party for any reason, subject to the provisions of the employment agreement.

On March 8, 2007, we entered into a new employment agreement with Mr. Johnson pursuant to which Mr. Mr. Johnson will continue to serve as our President and Chief Executive Officer of the Company reporting directly to the Board of Directors. The compensation payable to Mr. Johnson under the employment agreement consists of: (i) an annual base salary of $350,000 per year (reviewed annually), (ii) participation in an incentive bonus program where he can earn additional sums as a bonus based upon our annual performance and various other performance metrics mutually agreed annually by Mr. Johnson and the Board and/or the Compensation Committee of the Board. Mr. Johnson’s target bonus level will be one times his annual salary. The Board and/or the Compensation Committee have discretion to adjust the actual award based on the performance factors above. The bonus is payable within 75 days of the end of our fiscal year, provided that no notice of voluntary termination has been given by Mr. Johnson and no termination of his employment for cause has taken place before such date; and (iii) an award of 50,000 restricted shares of our common stock with restrictions lifting over a four-year period, with 1/4 lifted on each of the first, second, third and fourth anniversaries of the date of the award date. The restrictions on these shares will be lifted upon Mr. Johnson’s death. Other conditions relating to the lifting of restrictions from the 2002 Stock Option Plan, as amended, will apply, including lifting of restrictions due to change of control. In the event of a material negative change in his job scope or remuneration package (including severance at our request or associated with a change of control) and in the absence of termination for cause, Mr. Johnson will have the right to terminate his employment and receive a severance package equal to two times the sum of his base salary and the most recent non-zero cash bonus. In addition, all restrictions will be lifted from the 50,000 share restricted stock award he was granted under the new employment agreement. Until March 15, 2008, there will be a limit on this severance payment of $1.4 million. Severance payments will be made in 24 equal monthly installments beginning immediately upon Mr. Johnson’s termination. Pursuant to the new employment agreement, Mr. Johnson has agreed not to compete in the seismic services industry during his employment and for two years after termination if he is terminated for cause; voluntarily leaves his employment with us; or he terminates as a result of a material negative change in his job scope or remuneration package severance at our request or associated with a change of control.

We are a party to a three-year employment agreement dated August 23, 2006, and amended effective as of September 8, 2006, with Richard F. Miles, pursuant to which Mr. Miles agreed to serve as the President of Grant Geophysical. The compensation payable to Mr. Miles under the employment agreement consists of: (i) an annual base salary of $336,672 per year (reviewed annually), (ii) participation in the Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 20,000 restricted shares of our Common Stock, which restrictions will be lifted in three equal annual installments beginning one year from date of hire. Mr. Miles is also entitled to a lump sump payment equal to one times his current base salary plus his most recent bonus if we terminate Mr. Miles’ employment for any reason other than for cause. The employment agreement also provides that Mr. Miles will not compete in the seismic services industry during his employment and for one year after a voluntary termination of employment by Mr. Miles. On March 5, 2007, Mr. Miles was named Chief Operating Officer.

We are a party to a three-year employment agreement, dated August 16, 2006, with Scott A. McCurdy, pursuant to which Mr. McCurdy serves as the Vice President and Chief Financial Officer of our Company. The compensation payable to Mr. McCurdy under the employment agreement consists of: (i) an annual base salary of $200,000 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 17,500 restricted shares (post-reverse split) of our Common Stock, which restrictions will be lifted in three equal annual installments beginning September 8, 2007. Mr. McCurdy is also entitled to a lump sump payment equal to one times his current base salary plus his most recent annual non-zero cash bonus if we terminate his employment for any reason other than for cause. The employment agreement also provides that Mr. McCurdy will not compete in the seismic services industry during his employment and for one year after a voluntary termination of employment by Mr. McCurdy.

We are a party to a three year employment agreement dated December 1, 2005, with James White, pursuant to which Mr. White agreed to serve as President of Quantum Geophysical, Inc. The compensation payable to Mr. White under the employment agreement consists of: (i) an annual base salary of $220,000 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two-times base salary and (iii) an option to acquire 40,000 shares of Common Stock (post-reverse split), at an exercise price of $12.50 per share, such exercise price being below the fair market value of the Common Stock on the date of grant. The option has a ten-year term and vests in three equal increments, with the first increment vesting upon the date of grant, the second increment vesting one year from the date of grant and the final increment vesting on the second anniversary of the grant date. Mr. White is also entitled to a lump sum payment equal to 1.75 times his current base salary if we terminate Mr. White’s employment for any reason other than for cause. The employment agreement also provides that Mr. White will not compete in the seismic services industry during his employment and for 1.75 years after a voluntary termination of employment by Mr. White.

Mr. White’s employment agreement was amended on September 20, 2006, to reflect an increase in his annual salary to $260,000 effective September 16, 2006. Additionally, Mr. White was awarded 10,000 restricted shares of Geokinetics stock (post-reverse split) with restrictions lifted in three equal annual installments beginning one year from the grant date. The agreement was amended to also reflect a change in the level of severance payment, increasing the amount Mr. White would be entitled to receive as compensation a sum equal to two times the sum of his annual salary and most recent bonus.

On March 5, 2007, Mr. White’s employment agreement was modified to reflect his new position as Executive Vice President reporting to the Chief Operating Officer. From January 1, 2008 until February 1, 2008, Mr. White has the right to make a one-time election to sever his employment with the Company by giving written notice. Should Mr. White make this one-time election, he will receive a severance package equal to two times the sum of his base salary plus the most recent bonus, paid monthly over the 24 months immediately following his election. The Company will also pay for Cobra insurance coverage for twenty-four months. Mr. White agrees not to compete in the seismic service industry during his employment and for a period of two years after termination if he elects to voluntarily leave his employment with us. The non-compete is restricted to the areas where the Company is operating at the time of his termination.

We are a party to a three year employment agreement dated March 14, 2004, with M. Lee Bell, pursuant to which Dr. Bell served as President — Processing and Interpretation for Geophysical Development Corporation, a subsidiary of the company. The compensation payable to Dr. Bell consists of: (i) an annual base salary of $190,000 per year (reviewed annually) and (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary. Dr. Bell is also entitled to compensation equal to one times his current base salary plus his most recent bonus if we sever his employment for any reason other than for cause. The employment agreement also provides that Dr. Bell will not compete in the seismic services industry during his employment and for two year after a voluntary termination of employment by Dr. Bell. If Dr. Bell is terminated at the Company’s initiation, then the non-compete requirement will no longer be in force.

We are party to a three year employment agreement dated May 23, 2006, with Chin Yu, pursuant to which Mr. Yu agreed to serve as the Controller of our Company. This agreement was amended on September 1, 2006, pursuant to which Mr. Yu serves as Vice President of our Company. The compensation payable to Mr. Yu under the amended employment agreement consists of: (i) an annual base salary of $150,000 per year effective September 1, 2006 (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 2,500 restricted shares of our Common Stock, (post-reverse split on November 3, 2006) which restrictions will be lifted in three equal annual installments beginning one year from the Effective Date. Mr. Yu is also entitled to a lump sump payment equal to one times his current base salary if we sever Mr. Yu’s employment for any reason other than for cause.

Stock Awards Plan

Our 2002 Stock Awards Plan was adopted on October 30, 2002, and approved by the stockholders at the 2002 Annual Meeting of Stockholders. The shares available under the 2002 Plan are used primarily to grant stock options to certain employees, members of the Board or any persons affiliated with our Company.

Historically, awards under the plan have generally been event-driven based upon an executive’s involvement in and contribution to a major corporate action such as an acquisition. Currently, the company does not grant equity awards annually to all executives nor are there any performance-based or other material conditions applicable to the plan. The stock options and restricted stocks that have been granted to date have vested equally over three periods, starting either from the date of grant or one year from the grant date.

Prior to December 2005, a total of 3,351,556 shares of Common Stock were originally reserved for issuance under the 2002 Plan. In December, 2005, the Board determined that the 2002 Plan be amended to provide for 2,230,000 additional shares of Common Stock to be authorized and reserved for the 2002 Plan, subject to stockholder approval at the next Annual Meeting. This action was taken to permit awards to additional employees added through the acquisition of Trace in December 2005. On September 6, 2006, the Board approved a resolution to increase the total number of shares of Common Stock authorized and subject to the 2002 Plan to a total of 8,000,000 shares, subject to stockholder approval. This action was taken to permit awards to the additional employees added through the acquisition of Grant in September 2006. Effective November 3, 2006, our stockholders approved a 1-for-10 reverse split of our Common Stock.

Summary of the 2002 Plan

Purpose.   The purpose of the 2002 Plan is to provide a means by which we may attract, retain and motivate employees, members of the Board or other persons affiliated with our Company (the “2002 Plan Participants”) and to provide a means whereby such 2002 Plan Participants can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of our Company. A further purpose of the 2002 Plan is to provide 2002 Plan Participants with additional incentive and reward opportunities designed to enhance the profitable growth and increase stockholder value of our Company. Accordingly, the 2002 Plan provides for granting (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iii) restricted stock awards, (iv) Phantom Stock Awards, or (v) any combination of the foregoing, as is best suited to the particular circumstances as provided herein (individually or collectively, the “Award”).

Administration.   The 2002 Plan is to be administered by the Board or, in the discretion of the Board, a committee appointed by the Board (the “2002 Plan Committee”). Subject to the provisions of the 2002 Plan, the Board or the 2002 Plan Committee will have sole authority, in its discretion, to determine which 2002 Plan Participant shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, Nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right or Restricted Stock Award, and the value of each Phantom Stock Award. In making such determinations the Board or the 2002 Plan Committee may take into account the nature of the services rendered by the respective 2002 Plan Participants, their present and potential contributions to our success and such other factors as the Board or the 2002 Plan Committee in its discretion shall deem relevant. Subject to the express provisions of the 2002 Plan, the Board or the 2002 Plan Committee is authorized to construe the 2002 Plan, to prescribe such rules and regulations relating to the 2002 Plan as it may deem advisable to carry out the 2002 Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Board or the 2002 Plan Committee to cause designated stock options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the 2002 Plan.

Grant of Stock Options.   Incentive Stock Options may only be granted to employees of our Company and our affiliates. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year (under all “incentive stock option” plans of our Company or of our parent or subsidiary corporations) exceeds $100,000, the Incentive Stock Options covering shares of Common Stock in excess of $100,000 (but not Incentive Stock Options covering Common Stock up to $100,000) shall be treated as Nonqualified Stock Options as determined by the Board or the 2002 Plan Committee. No Incentive Stock Option shall be granted to an individual if, at the time the stock option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of our Company or of our parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such stock option is granted the option price is at least 110% of the fair market value of the Common Stock subject to the stock option and (ii) such stock option is by its terms is not exercisable after the expiration of five years from the date of grant.

The price at which a share of Common Stock may be purchased upon exercise of a Incentive Stock Option or a Nonqualified Stock Option shall be determined by the Board or the 2002 Plan Committee, but such purchase price shall not be less than, in the case of Incentive Stock Options, the fair market value of Common Stock subject to the stock option on the date the stock option is granted and such purchase price shall be subject to adjustment as provided in the 2002 Plan. An Award shall not be transferable otherwise than by will or the laws of descent and distribution or pursuant to a “qualified domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and shall be exercisable, during the lifetime of the employee receiving such Awards, only by such employee or the employee’s guardian or legal representative.

Amendment and Termination.   The Board in its discretion may terminate the 2002 Plan at any time with respect to any shares for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the 2002 Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the 2002 Plan Participant receiving such Award without the consent of such employee (unless such change is required in order to cause the benefits under the 2002 Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code and applicable interpretive authority thereunder).

Federal Income Tax Consequences of Awards

The following is a summary of the current federal income tax rules related to the grant and exercise of Nonqualified Stock Options, Nonqualified Stock Options with Stock Appreciation Rights, Incentive Stock Options, Incentive Stock Options with Stock Appreciation Rights, Restricted Stock Awards, and Phantom Stock Awards.

Nonqualified Stock Options

The tax consequences to an optionee of the initial grant of a Nonqualified Stock Option depend upon whether or not a “readily ascertainable fair market value” for the stock option is determinable at the time the option is granted. It is contemplated that the Nonqualified Stock Options will not have a readily ascertainable fair market value. Accordingly, a grantee of a Nonqualified Stock Option will not recognize taxable income on the grant of the option. Upon a grantee’s exercise of a Nonqualified Stock Option, (i) the grantee will recognize ordinary income in an amount equal to the difference between the exercise price of the shares purchased pursuant to the Nonqualified Stock Option and their fair market value on the exercise date, and (ii) we will be entitled to a tax deduction in an amount equal to such difference. An optionee’s tax basis in the stock acquired pursuant to the exercise of a Nonqualified Stock Option will be equal to the sum of the amount of cash paid and the amount of ordinary income recognized on such exercise. Upon the subsequent sale or disposition of shares of Common Stock, any amount received in excess of the optionee’s tax basis in such shares will be treated as short-term or long-term capital gain, depending on the holding period.

Nonqualified Stock Options with Stock Appreciation Rights

A grant of Stock Appreciation Rights is not a taxable event. The Stock Appreciation Rights may be paid in cash or shares of Common Stock or both. If cash is given upon exercise of the Stock Appreciation Rights, the grantee will recognize ordinary income in the amount of cash received. If Common Stock is given upon the exercise of the Stock Appreciation Rights, generally the fair market value of the Common Stock will be recognized as ordinary income by the grantee (subject to potential delay in taxation in the event the Common Stock is subject to certain restrictions). We will be entitled to a tax deduction to the extent that a grantee recognizes ordinary income upon the exercise of the Stock Appreciation Rights.

Incentive Stock Options

A grantee of Incentive Stock Options generally does not recognize taxable income either on the date of grant or on the date of exercise. Upon the exercise of the Incentive Stock Option, however, the difference between the fair market value of the Common Stock received and the option price may be subject to the alternative minimum tax. Upon disposition of shares of Common Stock acquired from the exercise of an Incentive Stock Option, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if a grantee disposes of the shares of Common Stock within two years of the date of grant or within one year of the date of exercise, however, the grantee will recognize ordinary income equal to the lesser of (i) the amount realized at the disposition, or (ii) the difference between the fair market value of the shares of the Common Stock received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the shares are held. We are not entitled to a tax deduction on either exercise of an Incentive Stock Option or disposition of shares of Common Stock acquired pursuant to such exercise, except to the extent that a grantee recognizes ordinary income on the disposition of such shares.

Incentive Stock Options with Stock Appreciation Rights

A grant of Stock Appreciation Rights is not a taxable event. The Stock Appreciation Rights may be paid in cash or shares of Stock or both. If cash is given upon exercise of the Stock Appreciation Rights, the grantee will recognize ordinary income in the amount of cash received. If Stock is given upon the exercise of the Stock Appreciation Rights, generally the fair market value of the Common Stock will be recognized as ordinary income by the Grantee (subject to potential delay in taxation in the event the Common Stock is subject to certain restrictions).

We will be entitled to a tax deduction to the extent that a grantee recognizes ordinary income upon the exercise of a Stock Appreciation Rights.

Restricted Stock Awards

The tax consequences to a recipient of Restricted Stock are governed by Section 83 of the Code. Typically, an award of Restricted Stock will be subject to a substantial risk of forfeiture and non-transferability restrictions so that there will be no tax consequences at the time of the award of Restricted Stock. However, at such time as the stock becomes transferable or is no longer subject to a substantial risk of forfeiture, then the recipient will reorganize ordinary income based on the fair market value of such stock and we will be entitled to a tax deduction in the same amount. Alternatively, a recipient can make an election under Section 83(b) of the Code within 30 days following receipt of Restricted Stock, the effect of which is to accelerate the taxable event so that the recipient will recognize ordinary income equal to the fair market value of the Restricted Stock as of the date of the award. Thereafter, a recipient will not recognize any further gain until the stock is sold. The recipient’s basis in the stock will be sum of the amount paid for the stock and any amount included in income as a result of the Section 83(b) election.

Phantom Stock Awards

A grant of Phantom Stock is not a taxable event. At the time that the recipient is ultimately paid the amount of Phantom Stock (whether in cash or Common Stock of our Company) the Recipient will recognize ordinary income based on the value of the amount received and we will be entitled to a tax deduction in the same amount at that time.

Director Compensation

Prior to May 2006, our non-employee directors were not compensated for their services as directors. They were, however, reimbursed for their actual expenses incurred in attending meetings of the Board. Our CEO Mr. Johnson is the only employee director and he receives no compensation in his capacity as a director. On May 17, 2006, the Board established three board committees: the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Gary M. Pittman was selected as chairman of the Audit Committee with Christopher M. Harte and William R. Ziegler serving as additional members. Mr. Harte was selected as chairman of the Compensation Committee with Mr. Ziegler and Mr. Pittman serving as additional members. Mr. Ziegler was selected as chairman of the Corporate Governance and Nominating Committee with Mr. Harte and Mr. Pittman serving as additional members.

On September 6, 2006, we adopted a policy effective from May 17, 2006, under which each incumbent non-employee Director received an annual retainer of $15,000, with an additional stipend of $15,000 for the Chairman of the Board, $7,500 for the Chairman of the Audit Committee and $5,000 for the Chairman of the Compensation Committee. Each director is also entitled to receive $1,000 per Board meeting attended and $250 per committee meeting attended in person or by telephone.

Additionally for 2006, each incumbent non-employee director was entitled to receive a one-time award of $50,000 of restricted stock based on the fair market value of our stock at the close of business on September 6, 2006. The number of shares to be issued to each director is determined by dividing $50,000 by such closing price, thus each incumbent director was awarded 3,030 shares of restricted stock. The stock grants vest over a period of three years, with equal annual vesting over that period, subject to earlier vesting in the event of death or disability of a director or a change of control transaction. The first one-third of the restricted shares vest on September 6, 2007. Robert L. Cabes, Jr., who was appointed to the Board on November 2, 2006, also received 3,030 shares of restricted stock subject to a three-year vesting period with the first one-third of the restricted shares vesting on November 2, 2007. Going forward, the Board intends to grant future equity awards on an annual basis in an amount recommended by the Compensation Committee and approved by the full Board. Pursuant to the Board resolution authorizing this policy, the issuance to new non-employee Directors will occur automatically, and this policy will continue until amended or terminated by the Board. The value of the restricted Common Stock received by the non-employee Directors is ordinary taxable income for each recipient. There is no deferred compensation for directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Total ($)
William R. Ziegler	$39,500	$50,000	$89,500
Chairman of the Board; Chairman of Corporate Governance and Nominating Committee
Gary M. Pittman	$27,579	$50,000	$77,579
Chairman of Audit Committee(1)
Christopher M. Harte	$28,750	$50,000	$78,750
Chairman of Compensation Committee
Steven A. Webster, Director	$24,000	$50,000	$74,000
Robert L. Cabes, Jr., Director(2)	$3,505	$78,780	$82,285

(1)          Mr. Pittman joined the Board of Directors in May 2006.

(2)          Mr. Cabes joined the Board of Directors in November 2006 after the Annual Meeting of Stockholders. He is obligated under his employment with Avista Capital Holdings LP to transfer any remuneration he receives as a director of the company to Avista.

(3)          Each director was awarded 3,030 shares of restricted stock which was determined by dividing $50,000 by the closing price of the stock of $16.50 (post-reverse split) on September 6, 2006. Mr. Cabes, who was appointed to the Board on November 2, 2006, was also awarded 3,030 shares upon his appointment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND SELLING STOCKHOLDER

The following table sets forth, as of December 31, 2006, the number of shares of our common stock beneficially owned by (i) each person known by us (based on filings under Section 13(d) or 13(g) of the Exchange Act) to be the holder of more than five percent of our voting securities, (ii) each director, (iii) each executive officer, and (iv) all of our directors and officers as a group. None of the directors or named executive officers own any of our Series B Preferred Stock, and we are not aware of any such person who owns more than five percent of our Series B Preferred Stock. Unless otherwise indicated, each holder has sole voting and investment power with respect to the shares of common stock owned by such holder.

Avista Capital Partners (Offshore), L.P. has agreed to purchase 1,000,000 shares of common stock in this offering. See footnote (15) to the table below. SCF-III, L.P. (“SCF”) has granted to the underwriters an option to purchase 97,793 shares of common stock solely to cover over-allotments. SCF holds 97,793 shares of our common stock, representing 2% of our outstanding shares, which it acquired as part of the purchase price in the Trace acquisition. If the over-allotment option is exercised in full, SCF will hold no common stock following the offering.

Directors and Executive Officers

Name and Address of Directors and Executive Officers	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Steven A. Webster	Common	1,392,998 shares(2)(3)	24.16%
1000 Louisiana, Suite 1500 Houston, Texas 77002
William R. Ziegler	Common	918,931 shares(3)(6)	15.99%
230 Park Avenue New York, Suite 1130 New York, New York 10169
David A. Johnson	Common	146,028 shares(11)	2.55%
One Riverway, Suite 2100 Houston, Texas 77056
Christopher M. Harte	Common	87,073 shares(3)(9)	1.52%
P. O. Box 696 Spicewood, Texas 78669
Lynn A. Turner	Common	63,333 shares(8)	1.09%
One Riverway, Suite 2100 Houston, Texas 77056
Michael A. Dunn	Common	32,237 shares(8)(12)	0.56%
One Riverway, Suite 2100 Houston, Texas 77056
Gary M. Pittman	Common	6,980 shares(3)	0.12%
8110 Georgetown Pike McLean, Virginia 22102
M. Lee Bell	Common	26,666 shares(8)(13)	0.46%
One Riverway, Suite 2100 Houston, Texas 77056

Name and Address of Directors and Executive Officers	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(1)
James C. White	Common	36,667 shares(14)	0.64%
One Riverway, Suite 2100 Houston, Texas 77056
Robert L. Cabes, Jr.	Common	3,030 shares(16)	0.05%
1000 Louisiana, Suite 1500 Houston, Texas 77002
Richard F. Miles	Common	20,000 shares(17)	0.35%
14521 Old Katy Rd. Suite 100 Houston, TX 77079
Scott A. McCurdy	Common	17,500 shares(18)	0.31%
14121 Old Katy Rd. Suite 100 Houston, TX 77079
Chin H. Yu	Common	2,500 shares(19)	0.04%
14521 Old Katy Rd. Suite 100 Houston, TX 77079
All Directors and Executive Officers as a Group	Common	2,142,386 shares(10)	35.82%

Beneficial Owners

Name and Address of Beneficial Owners	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Maple Leaf Partners, L.P.	Common	892,962 shares	15.36%
450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801
Dane Andreeff	Common	1,539,999 shares(4)	26.22%
Andreeff Equity Advisor, L.L.C. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801
Credit Suisse	Common	597,047 shares(5)	10.41%
Eleven Madison Avenue New York, New York 10010
Maple Leaf Offshore, Ltd.	Common	590,295 shares	10.20%
450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801
Blackhawk Investors II, L.L.C.	Common	531,780 shares	9.28%
14701 St. Mary’s Lane, Suite 800 Houston, Texas 77079
Avista Capital Partners GP, LLC	Common	2,525,721 shares(7)(15)	32.33%
65 E. 55th Street, 18th Floor New York, NY 10022

       (1) These percentages are calculated on the basis of 5,733,227 shares of common stock (adjusted to give effect to the one-for-ten reverse stock split that was effective November 3, 2006), that were issued and outstanding on December 31, 2006, plus, with respect to each person, group or entity listed, such number of shares of common stock as such person or entity has the right to acquire pursuant to options, warrants, conversion privileges or other rights held by such person or entity. Certain shares are deemed beneficially owned by more than one person or entity listed in the table.

       (2) Includes (i) 547,411 shares owned of record by Mr. Webster, (ii) 531,780 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 79,777 shares of common stock owned of record by Somerset Capital Partners (“SCP”), since Mr. Webster is one of three general partners of SCP, (iv) 28,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Webster, (v) 110,702 shares of common stock owned of record by Kestrel Capital, L.P., since Mr. Webster is President of Peregrine Management, LLC, the sole General Partner of Kestrel Capital, L.P., (vi) 4,000 shares of common stock, assuming the exercise of the warrants owned by Kestrel Capital, L.P., and (vii) 88,298 shares of common stock owned of record by Cerrito Partners, since Mr. Webster is the Managing Partner of Cerrito Partners.

       (3) Includes an award of 3,030 shares of restricted common stock to each director under the 2002 Stock Awards Plan on November 1, 2006.

       (4) Includes (i) 811,784 shares owned of record by Maple Leaf Partners, L.P., (ii) 81,178 shares of common stock assuming the exercise of warrants owned of record by Maple Leaf Partners, L.P., (iii) 536,632 shares owned of record by Maple Leaf Offshore, Ltd., (iv) 53,663 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Offshore, Ltd., (v) 51,584 shares owned of record by Maple Leaf Partners I, L.P. and (vi) 5,158 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Partners I, L.P.

       (5) Includes (i) 476,763 shares owned of record by DLJ Investment Partners, L.P., (ii) 33,973 shares owned of record by DLJ Investment Funding, Inc., (iii) 79,248 shares owned of record by DLJ ESC II, L.P., and (iv) 7,063 shares owned of record by DLJ Investment Partners, Inc.

       (6) Includes (i) 292,344 shares owned of record by Mr. Ziegler, (ii) 531,780 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 79,777 shares of common stock owned of record by SCP, since Mr. Ziegler is one of three general partners of SCP, and (iv) 12,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Ziegler.

       (7) Includes (i) 412,032 shares owned of record by Avista and (ii) 27,469 shares owned of record by Avista Capital Partners (Offshore), L.P., a company whose general partner is Avista Capital Partners GP, LLC. Avista Capital Partners GP, LLC is also the general partner of Avista.

       (8) Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 6,667 shares of common stock included as part of a December 2005 award of 20,000 options to purchase common stock.

       (9) Includes (i) 75,298 shares of common stock owned of record by Spicewood Investment Partners 2004 L.P., of which Mr. Harte is the general partner, (ii) 4,000 shares of common stock, assuming the exercise of warrants owned of record by Spicewood Investment Partners 2004 L.P., and (iii) 4,745 shares of common stock owned of record by Spicewood Family Partners of which Mr. Harte is the general partner.

(10) Includes an aggregate of (i) 1,894,236 issued and outstanding shares beneficially owned by the directors and executive officers as a group and (ii) 183,000 shares of common stock that such persons have the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights held by such persons.

(11) Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 8,333 shares of common stock included as part of a December 2005 award of 25,000 options to purchase common stock.

(12) Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 833 shares of common stock included as part of a December 2005 award of 2,500 options to purchase common stock.

(13) Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 1,667 shares of common stock included as part of a December 2005 award of 5,000 options to purchase common stock.

(14) Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 13,333 shares of common stock included as part of a December 2005 award of 40,000 options to purchase common stock; includes an award of 10,000 shares of restricted common stock.

(15) Includes 1,974,090 shares of common stock issuable upon conversion of 197,409 shares of Series B Preferred Stock held by Avista and 112,130 shares of common stock issuable upon conversion of 11,213 shares of the Company’s Series B Preferred Stock held by Avista Capital Partners (Offshore), L.P. Assuming this offering was completed on December 31, 2006, Avista and its affiliates would have beneficially owned 28.6% of our common stock.

(16) Mr. Cabes is an employee of Avista Capital Partners, L.P., but disclaims all rights of ownership to any capital stock held by such stockholder. Includes an award of 3,030 shares of restricted common stock granted to Mr. Cabes on November 2, 2006, upon his appointment to the Board.

(17) Includes an award of 20,000 shares of restricted common stock.

(18) Includes an award of 17,500 shares of restricted common stock.

(19) Includes an award of 2,500 shares of restricted common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Floating Rate Notes

General

On December 15, 2006, we issued Floating Rate Notes (the “Floating Rate Notes “) in the principal amount of $110.0 million.

Interest on the Floating Rate Notes  accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.50% payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2007. The Floating Rate Notes  will mature on December 15, 2012. These Floating Rate Notes  are our senior obligations, guaranteed by all existing and future domestic restricted subsidiaries, and secured by a second priority security interest over substantially all of our assets. The Floating Rate Notes  are effectively subordinated to all of our existing and any future first priority secured indebtedness, including indebtedness under our credit facilities, to the extent of the assets of such subsidiaries. The Floating Rate Notes  and the guarantees are pari passu in right of payment with any of our future second priority secured indebtedness and are effectively senior in right of payment to all of our existing and any future unsecured indebtedness.

There are covenants that limit our and our restricted subsidiaries’ ability to incur additional debt; pay dividends or distributions on capital stock; sell, lease or convey to a third party the properties, assets and equity interests of any of our restricted subsidiaries; create liens; merge or consolidate with another company; and enter into certain transactions with affiliates.

Events of default under the indenture governing the Floating Rate Notes  include, among other things, non-payment of interest or principal, non-compliance with certain covenants, failure of a subsidiary guarantee to be held enforceable or valid in a judicial proceeding and cross-defaults under other indebtedness in the aggregate of $5 million or more. Upon an event of default under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Floating Rate Notes then outstanding may declare the entire principal of all the Floating Rate Notes to be due and payable immediately.

We may, at our option, (i) redeem all or part of the Floating Rate Notes, at any time during the first six months after December 15, 2006 at 103% of the principal amount thereof, plus accrued and unpaid interest or (ii) redeem up to 35% of the Floating Rate Notes, on or after June 15, 2007, and prior to December 15, 2008 at 100% of the principal amount thereof plus four times the applicable quarterly interest coupon of the Floating Rate Notes plus accrued and unpaid interest. In addition, we may, at its option, redeem the Floating Rate Notes on or after December 15, 2008 at fixed redemption prices.

If we experience certain kinds of changes in control, the holders of the Floating Rate Notes  may require us to repurchase all or any part of their Floating Rate Notes at 101% of their principal amount, plus accrued and unpaid interest, and liquidated damages, if any.

On December 15, 2006, $100 million of the proceeds from the issuance of the Floating Rate Notes  were used to repay the senior loan issued in connection with the September 8, 2006 acquisition of Grant. Upon the repayment of the senior loan, the $55 million subordinated loan which was also issued in connection with the September 8, 2006 acquisition of Grant and any accrued interest was repaid with the issuance of preferred stock.

Registration Rights Agreement

We entered into a registration rights agreement, dated as of December 15, 2006 (the “Registration Rights Agreement”), with the initial purchaser, pursuant to which we and each of the subsidiary guarantors agreed to (i) file with the SEC a registration statement under the Securities Act, as amended, which we refer to as the exchange offer registration statement, relating to a registered exchange offer for the Notes and (ii) to have such exchange offer registration statement declared effective by the SEC on or prior to 270 days after December 15, 2006, or if the exchange offer is not completed, to file a shelf registration statement pursuant to Rule 415 of the Securities Act. If we fail to comply with certain of our obligations arising under the Registration Rights Agreement, we will be required to pay liquidated damages to the holders of the Notes in accordance with the provisions of the Registration Rights Agreement.

Revolving Credit Lines

On June 12, 2006, we and four of our subsidiaries (collectively, the “Borrowers”) completed the closing of the above credit facility under the terms of the PNC Credit Agreement. Under the PNC Credit Agreement, the Borrowers are liable for payment of the obligations under the PNC Credit Agreement. The PNC Credit Agreement makes the following credit facilities available to us, subject to the terms and conditions set forth in the PNC Credit Agreement: (i) a $12.0 million term credit facility, the proceeds of which were used primarily to pay off all of our obligations and our subsidiaries to HSBC Bank Canada, and (ii) a $12.0 million revolving credit facility. On September 8, 2006, the $12 million term credit facility had a balance of $11.6 million outstanding and was fully paid off. No amounts were outstanding under the revolving credit facility. The Borrowers pledged as security our assets to PNC. The PNC Credit Agreement contains certain restrictive covenants limiting our ability to incur additional debt and purchase additional assets.

On September 8, 2006, we and our principal subsidiaries entered into the First Amendment with PNC which allowed us to acquire Grant. On December 15, 2006, we and our principal subsidiaries further amended the PNC Credit Agreement to reflect the following credit facilities: (i) a $14.5 million revolving credit facility (“revolver”) and (ii) a $6.5 million capital expenditures facility.

The revolver is for a maximum amount of $14.5 million based on a borrowing base of 85% of eligible domestic accounts receivable and, at the lender’s sole discretion, 85% of eligible foreign receivables up to a maximum of $10.0 million. Letters of credit can be funded out of the revolving facility up to a maximum of $5.0 million. The capital expenditures facility can be used to fund up to 90% of the cost of capital expenditures, however, once borrowed, the capital expenditures facility cannot be paid and then re-borrowed. Both facilities mature on December 15, 2011. Penalties may apply from $150,000 to $600,000 if the capital expenditures facility is paid before maturity. Mandatory prepayments must be made if there is a sale of collateral (other than inventory in the ordinary course of business or the disposition or transfer of obsolete and worn equipment in the ordinary course of business during any fiscal year having an aggregate value of not more than $500,000 where the proceeds of such sale of collateral are reinvested in new collateral), a sale of equity securities (other than conversion of subordinated debt to equity or where the proceeds of such sale of equity securities are used to pay off the Notes), or a receipt of insurance or condemnation proceeds on collateral.

The interest rate on the credit facility can be based either on domestic prime rate or Eurodollar rates, plus a set additional percentage that varies depending on the consolidated fixed charge coverage ratio. Interest rate margins are reset on a quarterly basis based on quarterly financials provided by us to the lender. On December 31, 2006, the domestic prime rate ranged between 8.25% to 8.75% and the Eurodollar rate ranged between 7.60% to 8.10%.

The financial covenants for the credit facility are as follows: we must maintain (i) a net worth (defined as assets less liabilities in accordance with accounting principles generally accepted in the United States of America) of not less than $75 million; (ii) a fixed charge coverage ratio of not less than 1.10 to 1.0; and leverage ratio of not more than 3.25 to 1.00. Other covenants include: no mergers or sale of assets, no conflicting liens on the collateral, no guarantees of other indebtedness, investments are permitted as to only specified forms of investments, no loans except permitted loans, capital expenditures are limited to $25.0 million for calendar year 2006, $36.5 million for calendar year 2007, and $25.0 million for calendar year 2008 and beyond, no dividends can be paid other than dividends on preferred stock provided that there is no default or event of default and no event of default shall occur as a result, no additional indebtedness except as permitted by the credit facility, no changes in business activities, no changes in constituent documents, no prepayment of debt except under certain circumstances, and no change of control. For the year ended December 31, 2006, we exceeded our capital expenditure limit for which the lender provided a waiver and adjusted our capital expenditure limit for calendar year 2007 from $36.5 million to $28.5 million.

Events of default include the following: nonpayment, breach of representations or warranties, non-compliance with covenants, non-stayed judgments in excess of $250,000 against an individual obligor or $500,000 in the aggregate, failure of lien priority on collateral, voluntary bankruptcy, involuntary bankruptcy not dismissed within 60 days, default in other debt or obligations, change of ownership or control, loss of necessary licenses or permits, interruption of business activities for 5 days without business interruption insurance and for 30 with business interruption insurance.

At December 31, 2005, we had a bank operating line of credit with a lending institution totaling $7,722,000, to a maximum of 75% of applicable accounts receivable. Available credit under this facility was further reduced by an irrevocable and unconditional letter of credit in the amount of $380,000 issued by the lending institution. Drawings under this facility bore interest at a bank prime rate plus 0.5%. At December 31, 2005, $2,971,000 was drawn on this facility and the remaining amount to outstanding checks. The revolver was cancelled on June 12, 2006.

At December 31, 2006, we had available credit under this facility of $14.5 million reduced by standby letters of credit totaling $1.2 million issued by PNC under the revolver. At December 31, 2006, no amounts were drawn on either the revolver or the capital expenditure line.

Capital Lease

On July 25, 2006, Quantum entered into an equipment lease agreement effective July 28, 2006 with CIT Group/Equipment Financing, Inc. The parties entered into the lease with respect to the purchase of seismic data acquisition services equipment. The term of the lease is for three years, beginning on July 28, 2006 and ending on July 28, 2009, with a purchase option at the expiration of the lease term. Rentals under the lease total approximately $6.8 million and are payable in 36 equal monthly payments of $190,000. The first rental payment was due on August 28, 2006, and the remaining payments are due on the 28th of each month until paid in full. We and each of our principal subsidiaries are guarantors of Quantum’s obligations under the lease. As of December 31, 2006, the principal amount outstanding under this agreement was $5.3 million.

Our foreign subsidiaries have various other capital leases, overdraft facilities and other indebtedness in their international locations. As of December 31, 2006, the total credit limit under these agreements was approximately $10.0 million, with an aggregate outstanding amount of approximately $78,000.

Our domestic subsidiaries have various other capital leases with an aggregate outstanding amount as of December 31, 2006 of approximately $513,769.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $.01, of which 5,811,060 shares were issued and outstanding as of March 31, 2007, and 2,500,000 shares of preferred stock, par value $10.00, of which 233,255 (including accrued pay-in-kind dividends), designated as Series B Preferred Stock, were issued and outstanding as of April 1, 2007. The following description of our capital stock is based on our certificate of incorporation and bylaws, as amended and currently in effect.

Common Stock

General

All issued and outstanding shares of common stock are fully paid and nonassessable.

Dividend Rights

As long as any shares of the Series B Preferred Stock are outstanding, we may not pay or declare any dividends on the common stock unless we have paid, or at the same time pays or provides for the payment of, all accrued and unpaid dividends on the Series B Preferred Stock.

In addition, our Floating Rate Notes and the PNC Credit Agreement restrict our ability to pay dividends on our common stock.

Voting Rights

The holders of common stock have full voting rights on all matters requiring stockholder action, with each share of common stock entitled to one vote.

Cumulative Voting

Holders of common stock are not entitled to cumulate votes in elections of directors.

Preemptive Rights

No stockholder has any preemptive right to subscribe to an additional issue of any stock or to any security convertible into such stock.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 2,500,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, redemption, sinking fund, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Series B Preferred Stock

In connection with the repayment of our $55.0 million subordinated loan, we issued 228,683 shares of our Series B Preferred Stock, which are described below.

Dividend Rights

Each holder of Series B Preferred Stock is entitled to receive cumulative dividends at the rate of 8.0% per annum on the liquidation preference of $250.00 per share, compounded quarterly. At our option, such dividends may be paid in additional shares of Series B Preferred Stock, instead of cash, on any dividend payment date through October 31, 2011. After such date, all dividends shall be paid in cash when and if declared.

Liquidation Rights

Each holder of Series B Preferred Stock, in the event of our liquidation, will be entitled to a preference over the holders of shares of common stock, equal to $250.00 per share, subject to certain adjustments, plus any accrued but unpaid dividends.

Redemption Rights

At any time after March 31, 2014, the holders of not less than a majority of the shares of Series B Preferred Stock then outstanding may require us, upon written notice to the Company, to redeem all of the outstanding shares of Series B Preferred Stock, in cash, at a price equal to $250.00 per share, plus any accrued but unpaid dividends.

Conversion Rights

Each share of Series B Preferred Stock is initially convertible into 10 shares of the Company’s common stock at the option of the holder. The number of shares of common stock into which each share of Series B Preferred Stock can be converted is subject to adjustment, from time to time, on the terms described in our certificate of incorporation.

At our option, each share of Series B Preferred Stock is convertible into shares of common stock, immediately upon the sale of common stock in an underwritten public offering pursuant to an effective registration statement under the Securities Act at a price per share yielding net proceeds to us of not less then $35.00 per share, and provides net proceeds to us and the selling stockholders, if any, of not less than $75,000,000.

Voting Rights

As long as at least 55,000 shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of our Series B Preferred Stock will be required to, among other things, make any material change to our certificate of incorporation or by-laws, declare a dividend on our common stock, increase or decrease the size of our board of directors or enter into a business combination.

As long as at least 55,000 shares of Series B Preferred Stock are outstanding, the holders of the Series B Preferred Stock are entitled to nominate and elect one member of the board of directors at each regularly scheduled stockholders’ meeting which is called for the purpose of electing members of the board of directors.

Preemptive Rights

If we authorize the issuance and sale of additional shares of our common stock other than pursuant to an underwritten public offering registered under the Securities Act, or for non-cash consideration pursuant to a merger or consolidation approved by our board of directors, we must first offer in writing to sell to each holder of our Series B Preferred Stock an equivalent pro rata portion of the securities being issued.

Shares Eligible for Future Sale

Sales of substantial amounts of shares of common stock in the public market could have an adverse effect on the market value of our common stock. Substantially all outstanding shares of our common stock are either freely tradable or tradable pursuant to Rule 144 or pursuant to the registration statement described below.

As of March 31, 2007, we had 288,617 shares of common stock currently issuable upon the exercise of outstanding options with a weighted average exercise price of $9.92 per share. In addition, as of March 31, 2007, we had reserved 275,605 shares of common stock for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $19.92 per share. On April 1, 2007, 12,500 shares of restricted common stock were issued. Our Series B Preferred Stock currently converts into an aggregate of 2,332,550 shares of our common stock.

We have an effective registration statement with the SEC registering the resale of approximately 2.8 million shares of our currently outstanding common stock and have granted registration rights with respect to the Series B Preferred Stock and the shares of common stock issuable upon conversion of such preferred stock. Also, pursuant to Rule 144, shares of our common stock that have been held for at least one year may generally be sold in brokers transactions, provided that the amount of shares sold by any stockholder (and the stockholder’s transferees under certain circumstances) in any three-month period does not exceed the greater of 1% of the outstanding stock or the four-week average weekly trading volume of the common stock. Such sales may be effected provided the requirements of Rule 144 are met, including the requirement that at the time of the sale we have filed all reports required to be filed under the Exchange Act. Pursuant to Rule 144, shares of our common stock that have been held by persons who are not our affiliates for at least two years may generally be sold without restriction.

We also have an effective registration statement with the SEC registering the resale of approximately 940,000 shares of our currently outstanding common stock underlying awards to acquire such common stock under our 2002 Stock Awards Plan.

Delaware Anti-Takeover Law and Charter and By-Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

Under our certificate of incorporation and by-laws, our board of directors is not divided into classes. Each of our directors serves for a term of one year. Any vacancies on the board of directors shall be filled by vote of the board of directors until the next meeting of stockholders when the election of directors is in the regular course of business, and until a successor has been duly elected and qualified. In case of any vacancy, such vacancy may be filled by the directors by majority vote of the directors remaining on the whole board of directors.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

UNDERWRITING

We are offering shares of our common stock under the terms of this prospectus through several underwriters, for whom RBC and UBS Securities LLC (“UBS”) are acting as representatives. We plan to enter into a firm commitment underwriting agreement with RBC and UBS, as representatives of the several underwriters. Subject to the terms and conditions of the underwriting agreement, we plan to agree to sell to the underwriters, and each underwriter plans to agree to purchase, the respective number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
RBC Capital Markets Corporation	1,687,500
UBS Securities LLC	1,687,500
Raymond James & Associates, Inc	675,000
Howard Weil Incorporated	450,000
Total	4,500,000

The underwriting agreement will provide that the obligations of the several underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters will be obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriting agreement will provide that the underwriters will purchase the shares of common stock from us at the public offering price shown on the cover page of this prospectus less the underwriting discount shown on the cover page of this prospectus. Avista Capital Partners (Offshore), L.P., who is purchasing 1,000,000 shares of common stock in this offering, will purchase its shares from the underwriters at the same price. The underwriters may allow a concession of not more than $1.00 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions.

Prior to this offering, there has been a limited public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the underwriters. The material factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

The following table summarizes the underwriting discounts the underwriters are to receive on a per share basis and in total from us and the selling stockholder. The information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of stock to cover over-allotments.

		Total
	Per Share	Without Option	With Option
Underwriting discount paid by us	1.68	$5,880,000	$6,849,708
Underwriting discount paid by selling stockholder	1.68	—	$164,292

We estimate that the total expenses of this offering will be approximately $500,000, excluding underwriters’ discounts. We will pay all expenses associated with this offering.

The underwriters propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

We and SCF, one of our stockholders, intend to grant to the underwriters the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to 577,207 and 97,793 shares, respectively, of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any shares are purchased pursuant to this option, the underwriters will offer the option shares on the same terms as those on which the shares are being offered.

Upon or prior to execution of the underwriting agreement, we and each of our executive officers and directors and certain stockholders will have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of RBC and UBS for a period of ninety (90) days after the date of the underwriting agreement, other than in this offering in accordance with the terms of the underwriting agreement. If we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the 90-day lock-up period, or if, prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares.

Our shares of common stock have been approved for listing on the American Stock Exchange under the symbol “GOK.”

Avista Capital Partners (Offshore), L.P. has agreed to purchase 1,000,000 shares of common stock in the offering at the public offering price less underwriting discounts and commissions. In accordance with certain provisions of the NASD Conduct Rules relating to new issue securities, Avista Capital Partners (Offshore), L.P. is purchasing shares as a standby purchaser and will agree that any such securities acquired by it will not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering.

Through RBC’s passive ownership interest in Avista Capital Partners, L.P., RBC is deemed to have acquired 36,323 shares of our Series B Preferred Stock on December 15, 2006.  In connection with this acquisition, the National Association of Securities Dealers, Inc., or NASD, has deemed the acquisition of the 36,323 shares of Series B Preferred Stock to be compensation in connection with this offering.  Pursuant to NASD Conduct Rule 2710(g)(2)(A)(iv), no resale restriction is required with respect to shares that are beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and the underwriters participating in this offering in the aggregate do not own more than 10% of the equity in the fund.  Since RBC does not manage or direct investments by Avista Capital Partners, L.P., and does not own more than 10% of the equity in Avista Capital Partners, L.P., there will be no restrictions on resale of the securities owned by Avista Capital Partners, L.P., other than pursuant to the standby purchaser arrangement discussed above and as described elsewhere in this prospectus.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions in accordance with Regulation M. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress, subject to a specified maximum price.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on a national exchange, market or otherwise. If the underwriters commence any of these transactions, it may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

It is expected that delivery of the shares will be made against payment therefore on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the second business day following the date of pricing of the shares or T + 2. Under Rule 15c6-1 of the Securities and Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.

RBC acted as placement agent in a private placement of our common stock and warrants to purchase shares of our common stock in November and December 2005, for which it received customary compensation and warrants to purchase 27,405 shares of our common stock at an exercise price of $20.00 per share. RBC also advised us in connection with the Grant acquisition. Royal Bank of Canada, an affiliate of RBC, was the administrative agent and was a lender under our senior loan we entered into in connection with the Grant acquisition. In addition, RBC was the sole initial purchaser of our Floating Rate Notes, the proceeds from which were used to repay the senior loan. The underwriters and their affiliates have provided in the past, and may provide in the future, investment banking, commercial lending and financial advisory services to us for which they have received, or will receive, customary fees.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Exchange Act. You may read any materials we file with the SEC, including the registration statement and the exhibits thereto, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of all or any portion of such materials can be obtained from the Public Reference Room upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.geokinetics.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or the registration statement of which it forms a part.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement (Registration No. 333-140385) we filed with the SEC.  The SEC allows us to “incorporate by reference” the information we file with them. This means that we have disclosed important business, financial, and other information by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

1.               Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007;

2.               Current Report on Form 8-K, filed on March 14, 2007; and

3.               Quarterly Report on Form 10-Q for the three month period ended March 31, 2007, filed on May 9, 2007.

Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement.  Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

The documents incorporated by reference and the exhibits thereto are available to the public at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of all or any portion of such materials can be obtained from the Public Reference Room upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public through the SEC's website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.geokinetics.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or the registration statement of which it forms a part.  Additionally, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of our SEC filings at no cost by making a written or telephone request for copies to:

Geokinetics Inc.
One Riverway, Suite 2100
Houston, Texas 77056
(713) 850-7600
Attn: Corporate Secretary

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas, our counsel. Shearman & Sterling LLP, New York, New York, will pass upon legal matters on behalf of the underwriters.

EXPERTS

The financial statements for Geokinetics Inc. as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 included and incorporated by reference in this prospectus and registration statement have been so included in reliance on the reports of Fitts, Roberts & Co., P.C. and UHY LLP, independent registered public accounting firms, given on the authority of each such firms as experts in auditing and accounting.

The consolidated financial statements for Trace Energy Services Ltd. as of December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004 included in this prospectus and registration statement have been included in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of Grant Geophysical, Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 included and incorporated by reference in this prospectus and registration statement have been so included in reliance on the report of UHY Mann Frankfort Stein & Lipp CPAs, LLP, independent accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

GEOKINETICS INC.
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Stockholders’ Equity (Deficit) and Other Comprehensive Income (Loss) for the Years Ended December 31, 2006, 2005 and 2004	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements	F-9
GRANT GEOPHYSICAL, INC.
Independent Auditors’ Report	F-47
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-48
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-49
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2005, 2004 and 2003	F-50
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-51
Notes to Consolidated Financial Statements	F-52
Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-62
Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2006 and 2005	F-63
Condensed Consolidated Statements of Stockholders’ Equity for the Six Months Ended June 30, 2006	F-64
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2005	F-65
Notes to Condensed Consolidated Financial Statements	F-66
TRACE ENERGY SERVICES LTD.
Reports of Independent Registered Public Accounting Firm	F-68
Consolidated Balance Sheets as of December 31, 2004 and 2003 and September 30, 2005	F-70
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2004, 2003 and 2002 and for the Nine Months Ended September 30, 2005 and 2004	F-71
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002 and for the Nine Months Ended September 30, 2005 and 2004	F-72
Notes to Consolidated Financial Statements	F-74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Geokinetics Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Geokinetics Inc. and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Geokinetics Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2006.

/s/ UHY LLP
Houston, Texas
March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Geokinetics Inc. and Subsidiaries
Houston, Texas

We have audited the accompanying consolidated balance sheet of Geokinetics Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and other comprehensive loss and cash flows for each of the years in the two year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Geokinetics Inc. and Subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ FITTS ROBERTS & CO., P.C.

Houston, Texas

April 17, 2006, except for paragraph 4 of Note 1,
for which the date is June 8, 2006 and paragraph 7 of Note 9, for which the date is July 19, 2006

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In Thousands

ASSETS

	December 31,	December 31,
	2006	2005
Current assets:
Cash and cash equivalents	$20,404	$11,001
Restricted cash	1,655	185
Accounts receivable:
Trade, net	40,880	16,417
Unbilled	16,166	5,951
Other	7,769	180
Inventories	519	—
Deferred costs	4,810	729
Prepaid expenses and other current assets	5,708	1,248
Total current assets	97,911	35,711
Property and equipment	148,491	56,324
Less: Accumulated depreciation and amortization	(31,889)	(21,241)
Property and equipment, net	116,602	35,083
Other assets:
Goodwill	73,414	2,699
Intangible assets, net	5,422	1,185
Investments, at cost	1,100	—
Deferred financing costs, net	4,587	—
Other assets, net	597	45
Total other assets	85,120	3,929
Total assets	$299,633	$74,723

The accompanying notes are an integral part of these consolidated financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
In Thousands, except share and per share data

LIABILITIES, MEZZANINE AND TEMPORARY EQUITY
AND STOCKHOLDERS’ EQUITY (DEFICIT)

	December 31,	December 31,
	2006	2005
Current liabilities:
Current portion of long-term debt and capital lease obligations	$3,552	$9,078
Accounts payable	42,924	12,539
Accrued liabilities	22,331	8,301
Deferred revenue	12,201	3,207
Due to officers and stockholders	—	552
Income taxes payable	2,437	—
Total current liabilities	83,445	33,677
Long-term debt and capital lease obligations, net of current portion	113,617	8,297
Deferred income taxes	16,514	1,676
Warrant liability	—	6,575
Other liabilities	1,385	—
Total liabilities	214,961	50,225
Commitments and contingencies	—	—
Mezzanine and temporary equity:
Unregistered common stock, $.01 par value; 2,467,000 shares issued and outstanding in 2005	—	25,648
Preferred stock, Series B Senior Convertible, $10.00 par value; 228,683 shares issued and outstanding in 2006	56,077	—
Total mezzanine and temporary equity	56,077	25,648
Stockholders’ equity (deficit):
Common stock, $.01 par value; 100,000,000 shares authorized, 5,733,227 shares issued and 5,543,327 shares outstanding in 2006; 5,350,309 shares issued and outstanding (including 2,467,000 unregistered) in 2005	57	535
Additional paid-in capital	72,926	38,588
Accumulated deficit	(44,436)	(40,260)
Accumulated other comprehensive income (loss)	48	(13)
Total stockholders’ equity (deficit)	28,595	(1,150)
Total liabilities, mezzanine and temporary equity and stockholders’ equity (deficit)	$299,633	$74,723

The accompanying notes are an integral part of these consolidated financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In Thousands, except share and per share data

	Year Ended December 31,
	2006	2005	2004
Revenue:
Seismic acquisition	$217,997	$58,177	$39,470
Data processing	7,186	3,998	3,675
Total revenue	225,183	62,175	43,145
Expenses:
Seismic acquisition	177,009	51,017	34,343
Data processing	8,780	6,335	5,619
Depreciation and amortization	12,965	1,481	851
General and administrative	17,525	3,406	2,358
Total expenses	216,279	62,239	43,171
Loss on sale of equipment	(798)	—	—
Gain on insurance claim	2,145	—	—
Income (loss) from operations	10,251	(64)	(26)
Other income (expenses):
Interest income	479	116	26
Interest and debt expense	(11,298)	(474)	(441)
Warrant expense	(376)	(1,386)	—
Foreign exchange loss	(231)	—	—
Other	233	(63)	—
Total other income (expenses)	(11,193)	(1,807)	(415)
Loss before income taxes	(942)	(1,871)	(441)
Provision for income taxes:
Current expense (benefit)	2,414	(165)	(151)
Deferred expense	820	216	151
Total provision for income taxes	3,234	51	—
Net loss	(4,176)	(1,922)	(441)
Returns to preferred stockholders:
Beneficial conversion charge	—	—	(2,500)
Dividend and accretion costs	(206)	(159)	(15)
Loss applicable to common stockholders	$(4,382)	$(2,081)	$(2,956)
Loss per common share:
Basic	$(0.81)	$(0.95)	$(1.56)
Diluted	$(0.81)	$(0.95)	$(1.56)
Weighted average common shares outstanding:
Basic	5,384,388	2,182,350	1,899,211
Diluted	5,384,388	2,182,350	1,899,211

The accompanying notes are an integral part of these consolidated financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
AND OTHER COMPREHENSIVE INCOME (LOSS)
In Thousands, except share and per share data

					Accumulated
	Common		Additional		Other
	Shares	Common	Paid-In	Accumulated	Comprehensive
	Issued	Stock	Capital	Deficit	Income (Loss)	Total
Balance at December 31, 2003	1,899,211	$190	$35,785	$(37,897)	$—	$(1,923)
Value attributable to the beneficial conversion feature of the redeemable preferred stock	—	—	2,500	—	—	2,500
Effect of beneficial conversion feature change	—	—	(2,500)	—	—	(2,500)
Accretion of preferred issuance costs	—	—	(2)	—	—	(2)
Accrual of preferred dividend	—	—	(13)	—	—	(13)
Net loss	—	—		(441)	—	(441)
Balance at December 31, 2004	1,899,211	190	35,770	(38,338)	—	(2,378)
Exercise of options	800	—	4	—	—	4
Sale of securities	2,467,000	247	25,402	—	—	25,648
Temporary equity classification	—	—	(25,648)	—	—	(25,648)
Issuance of securities	—	—	—	—	—	—
Purchase of Trace	100,000	10	2,090	—	—	2,100
Costs of sale of securities	—	—	(1,861)	—	—	(1,861)
Conversion of preferred stock	883,298	88	2,469	—	—	2,557
Stock-based compensation	—	—	522	—	—	522
Accretion of preferred issuance costs	—	—	(22)	—	—	(22)
Accrual of preferred dividend	—	—	(138)	—	—	(138)
Currency translation adjustment	—	—	—	—	(13)	(13)
Net loss	—	—	—	(1,922)	—	(1,922)
Balance at December 31, 2005	5,350,309	535	38,588	(40,260)	(13)	(1,150)
Exercise of options	193,062	16	219	—	—	235
Stock-based compensation	—	—	1,627	—	—	1,627
Effect of reverse stock split	—	(496)	496	—	—	—
Restricted stock issued	189,900	2	—	—	—	2
Reclassification of temporary equity and warrants	—	—	32,223	—	—	32,223
Accretion of preferred issuance costs	—	—	(6)	—	—	(6)
Accrual of preferred dividend	—	—	(200)	—	—	(200)
Costs of issuance of securities	(44)	—	(21)	—	—	(21)
Currency translation adjustment	—	—	—	—	61	61
Net loss	—	—	—	(4,176)	—	(4,176)
Balance at December 31, 2006	5,733,277	$57	$72,926	$(44,436)	$48	$28,595

The accompanying notes are an integral part of these consolidated financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In Thousands

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net loss	$(4,176)	$(1,922)	$(441)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	12,965	1,481	851
Deferred financing costs	(4,608)	—	—
Stock-based compensation	1,627	522	—
Gain on disposition and recovery of assets, net	(1,347)	—	—
Conversion of bridge loan interest to preferred stock	2,171	—	—
Warrant expense	—	1,386	—
Deferred income taxes	781	—	—
Changes in operating assets and liabilities:
Restricted cash	(1,272)	—	—
Accounts receivable	(17,095)	(8,107)	91
Prepaid expenses and other assets	(2,348)	(71)	48
Accounts payable	19,973	4,834	(2,792)
Accrued liabilities, deferred revenue and other liabilities	5,920	2,646	(308)
Net cash provided by (used in) operating activities	12,591	769	(2,551)
INVESTING ACTIVITIES
Proceeds from sale of property and equipment	40	—	—
Purchases of property and equipment	(24,882)	(579)	(799)
Purchases of property and equipment under capital lease obligations	(278)	(464)	(6)
Purchase of Trace, net of cash acquired	—	(14,342)	—
Purchase of Grant, net of cash acquired	(112,750)	—	—
Net cash used in investing activities	(137,870)	(15,385)	(805)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	284,060	2,244	808
Preferred stock conversion premium	(1,100)	—	—
Proceeds from issuance of restricted stock and exercise of options	237	29,284	2,384
Payments on capital lease obligations	(7,747)	(3,282)	(358)
Payments on long-term debt	(140,829)	(4,987)	(2,136)
Net cash provided by financing activities	134,621	23,259	698
Effects of exchange rate changes on cash and cash equivalents	61	(42)	—
Net increase (decrease) in cash	9,403	8,601	(2,658)
Cash and cash equivalents at beginning of year	11,001	2,400	5,058
Cash and cash equivalents at end of year	$20,404	$11,001	$2,400

Supplemental disclosures of cash flows information (in thousands):

	Year Ended December 31,
	2006	2005	2004
Effect of reverse stock split	$496	$—	$—
Purchases of property and equipment under capital lease obligations	$6,620	$4,007	$383
Purchases of property and equipment through trade-in of equipment	$1,200	$—	$—
Conversion of long-term debt to preferred stock	$57,171	$—	$—
Trace purchase price adjustments	$1,929	$—	$—
Reclassification of temporary equity and warrants	$32,223	$—	$—
Interest paid	$2,301	$474	$441
Income taxes paid	$2,416	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   Organization

Geokinetics Inc. (collectively with its subsidiaries, the “Company”), a Delaware corporation, founded in 1980, is based in Houston, Texas. The Company is a global provider of seismic data acquisition services in land, marsh and swamp (“Transition Zone”) and shallow water environments to the oil and natural gas industry. Seismic data is used by oil and natural gas exploration and production (“E&P”) companies to identify and analyze drilling prospects and maximize successful drilling. The Company provides seismic data acquisition services in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. The Company primarily performs three-dimensional (“3D”) seismic data surveys for customers in the oil and natural gas industry, which include many national oil and gas companies, major international oil companies and smaller independent E&P companies. In addition, the Company performs a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use.

NOTE 2:   Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Geokinetics Inc. and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of short-term investments, primarily certificates of deposit, carried at cost, which approximates market. Restricted cash serves as collateral for standby letters of credit and performance guarantees that provide financial assurance the Company will fulfill its obligations related primarily to international contracts.

Allowance for Doubtful Accounts

The Company performs credit evaluations of the Company’s customers’ current credit worthiness, as determined by the review of available credit information. Such credit losses have historically been within expectations and the provisions established by the Company. The cyclical

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

nature of the Company’s industry may affect the Company’s customers’ operating performance and cash flows, which could impact the Company’s ability to collect on these obligations. Additionally, some of the Company’s customers are located in certain international areas that are inherently subject to economic, political and civil risks, which may impact the Company’s ability to collect receivables. At December 31, 2006, the allowance for doubtful accounts amounted to approximately $317,000. No allowance for doubtful accounts was deemed necessary at December 31, 2005.

Inventories

Inventories include only items necessary for the Company to provide seismic data acquisition services to its customers, and are carried at cost.

Property and Equipment

Property and equipment is generally recorded at cost. Property and equipment acquired in a business combination is recorded at fair value at the date of acquisition. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets or the lesser of the lease term, as applicable. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is reflected in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds either the fair value or the estimated discounted cash flows of the assets, whichever is more readily measurable. At December 31, 2006 and 2005, management deemed no such assets were impaired.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed. Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change which could potentially result in an impairment.

The impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of any write-down is reflected in operations.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

The Company completed its annual impairment review at December 31, 2006. No impairment was deemed necessary. Increases in estimated future costs or decreases in projected revenue could lead to an impairment of all or a portion of the Company’s goodwill in future periods.

Intangible assets that do not have indefinite lives are amortized over their estimated useful lives and also reviewed for impairment at least annually. No impairment was deemed necessary.

At December 31, 2006 and 2005, intangible assets are presented net of approximately $597,000 and $10,000 of accumulated amortization, respectively.

Investments

The Company’s subsidiary in Colombia is engaged in two joint venture agreements to provide drilling, shooting and recording of 3D seismic services, whereby the Company will be entitled to royalties equivalent to 3.2% and 2.0% respectively, on the net profits on 100% of the production of petroleum substances from any successful wells over the contracted areas. Both ventures are in the development stage. The Company accounts for such investments using the cost method of accounting.

Deferred Financing Costs

Deferred financing costs include costs related to the issuance of debt which are amortized to interest expense using the straight-line method, which approximates the interest method, over the maturity periods of the related debt.

During the year 2006, the Company expensed approximately $3.9 million of capitalized debt issuance costs in connection with the early termination of two bridge loans. Such bridge loans, aggregating $155.0 million in principal, were entered into by the Company in September 2006 and terminated in December 2006 in connection with the issuance of certain floating rate notes and preferred stock (see Note 5).

Income Taxes

The Company follows SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are computed using the liability method based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is provided, if necessary, to reserve the amount of net operating loss and tax credit carryforwards which the Company may not be able to use as a result of the expiration of maximum carryover periods allowed under applicable tax codes.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturity of those instruments. The carrying amount of long-term debt reported in the consolidated balance sheets approximates fair value because, in general, the interest on the underlying debt instruments approximates market rates.

Revenue Recognition

The Company’s services are provided under cancelable service contracts. Customer contracts for services vary in terms and conditions. Contracts are either “turnkey” or “term” agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, the Company recognizes revenue based upon output measures as work is performed. This method requires that the Company recognize revenue based upon quantifiable measures of progress, such as square miles or linear kilometers shot. With respect to those contracts where the customer pays separately for the mobilization of equipment, the Company recognizes such mobilization fees as revenue during the performance of the seismic data acquisition, using the same performance method as for the acquisition work. The Company also receives reimbursements for certain out-of-pocket expenses under the terms of the service contracts. The Company records amounts billed to customers in revenue as the gross amount including out-of-pocket expenses, if applicable, that are reimbursed by the customer. The Company’s turnkey or term contracts do not contain cancellation provisions, which would prevent the Company from being compensated for work performed prior to cancellation due to milestones not being met or work not being performed within a particular timeframe. In some instances, customers are billed in advance of work performed and the Company recognizes the liability as deferred revenue.

As a result of the nature of the Company’s services, the Company from time to time engages with customers in renegotiations or revisions of service contracts, which represent contingent revenues that are recognized only when the amounts have been received or awarded.

Deferred revenue consists primarily of customer payments made in advance of work done, milestone billings and mobilization revenue amortized over the term of the related contract.

Foreign Exchange Gains and Losses

The U.S. dollar is the Company’s primary functional currency in all foreign locations with the exception of the Company’s Canadian and United Kingdom (“UK”) operations. In accordance with SFAS No. 52, Foreign Currency Translation, those foreign entities (other than Canada and the UK) translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition, while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Re-measurement gains and losses are included in the

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

determination of net income (loss) and are reflected in “Other Income (Expenses)” in the accompanying consolidated statements of operations. The Canadian and UK subsidiaries use the Canadian dollar and sterling pound, respectively, as the functional currency and translate all monetary assets and liabilities at year-end exchange rates, and operating results at average exchange rates prevailing during the year. Adjustments resulting from the translation of Canadian and UK assets and liabilities are presented as “Accumulated Other Comprehensive Income (Loss)” in the accompanying consolidated statements of stockholders’ equity (deficit) (See Note 21).

Income (Loss) Per Common Share

The Company presents earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Basic income (loss) per common share is computed based on the weighted average number of common shares outstanding during the respective years. Stock options, stock warrants and convertible preferred stock are included in the calculation of diluted income (loss) per common share.

Stock-Based Compensation

The Company adopted SFAS No. 123(R), Share-Based Payment, effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. Compensation cost for awards granted prior to, but not vested, as of January 1, 2006, would be based on the grant date attributes originally used to value those awards for pro forma purposes under SFAS No. 123, Accounting for Stock-Based Compensation. The Company adopted SFAS No. 123(R) using the modified prospective transition method, utilizing the Black-Scholes option pricing model for the calculation of the fair value of employee stock options. Under the modified prospective method, the Company would record compensation cost related to unvested stock awards at December 31, 2005, by recognizing the unamortized grant date fair value of these awards over the remaining vesting periods of those awards with no change in historical reported earnings.

Prior to January 1, 2006, the Company accounted for stock-based compensation using Accounting Principle Board Opinion (“APB”) No. 25. Under APB No. 25, compensation expense is recognized for stock options with an exercise price that is less than the market price on the grant date of the option. For stock options with exercise prices at or above the market value of the stock on the grant date, the Company adopted the disclosure-only provisions of SFAS No. 123. The Company also adopted the disclosure-only provisions of SFAS No. 123 for the stock options granted to employees and directors.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

The following table reflects pro forma net loss and loss per common share had the Company elected to adopt the fair value approach of SFAS No. 123 (in thousands, except per share data):

	December 31,
	2005	2004
Loss applicable to common stockholders, as reported	$(2,081)	$(2,956)
Plus: stock-based compensation expense, as reported, net of tax	522	—
Less: stock-based compensation expense determined under the fair value method, net of tax	(1,435)	(200)
Loss applicable to common stockholders, pro forma	$(2,994)	$(3,156)
Basic and diluted loss per common share:
As reported	$(0.95)	$(1.56)
Pro forma	$(1.37)	$(1.66)

The weighted average estimated fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $30.10, $1.86 and $0.58, respectively. The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option pricing model. The model assumed expected volatility of 159% and risk-free interest rate of 4.51% in 2006, expected volatility of 159% and risk-free interest rate of 4.44% in 2005, respectively, and volatility of 125% and risk-free interest rate of 3.97% in 2004, respectively. As the Company has not declared dividends since it became a public entity, no dividend yield was used. The expected life of the options granted is a weighted average term of 10 years, 6.2 years and 10 years for 2006, 2005 and 2004.

Research and Development Costs

Research and development costs are expensed as incurred as data processing expenses and totaled approximately $1,082,000, $1,057,000 and $568,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising Costs

Advertising and promotional costs are expensed as incurred. Total advertising and promotional expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $390,000, $77,000, and $91,000, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the U.S. Those estimates and assumptions are included in the Company’s consolidated financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to accounting for

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2:   Basis of Presentation and Significant Accounting Policies (Continued)

contracts in process, evaluating the outcome of uncertainties involving claims against or on behalf of the Company, determining useful lives for depreciation and amortization purposes, cash flow projections and fair values used in the determination of asset impairment. While management believes current estimates are reasonable and appropriate, actual results could differ materially from current estimates.

Reclassifications and Additional Disclosures

Certain reclassifications of previously reported information have been made to conform to the current year presentation.

On November 3, 2006, the Company completed a reverse stock split of the Company’s common stock outstanding at a ratio of one share for every ten shares. All share amounts and per share amounts for all periods presented have been adjusted to reflect the reverse split.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 157 will have on its results of operations and financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB No. 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires the analysis of misstatements using both a balance sheet and income statement approach and contains guidance on correcting errors under the dual approach, as well as providing transition guidance for correcting errors existing in prior years. SAB No. 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes.  FIN No. 48 is an interpretation of SFAS No. 109 and was adopted by the Company effective January 1, 2007. FIN No. 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in the Company’s tax returns. The Company is currently in the process of evaluating the impact of FIN No. 48 on the Company’s financial statements.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   Segment Information

Description of Reportable Segments

The Company has three reportable segments, North American seismic data acquisition, International seismic data acquisition, and data processing. The North American and International seismic data acquisition segments acquire data for customers by conducting seismic shooting operations in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. The data processing segment operates processing centers in Houston, Texas and London, United Kingdom to process seismic data for oil and gas exploration companies worldwide.

Measurement of Segment Profit or Loss and Segment Assets

The accounting policies of the segments are the same as those described in Note 2 - “Basis of Presentation and Significant Accounting Policies.”  The Company evaluates performance based on earnings or loss before interest, taxes, other income/expense, depreciation and amortization. There are no inter-segment sales or transfers.

Factors Management Used to Identify Reportable Segments

The Company’s reportable segments are strategic business units that offer different services to customers. Each segment is managed separately, has a different customer base, and requires unique and sophisticated technology.

The following table sets forth significant information concerning the Company’s reportable segments at and for the years ended December 31, 2006, 2005 and 2004. North American data acquisition operations accounted for 72%, 94% and 91% of total revenue for the years ended December 31, 2006, 2005 and 2004, respectively, and International data acquisition operations accounted for 25% of total revenue for the year ended December 31, 2006.  Data processing operations accounted for 3%, 6% and 9% of total revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

	For the Year Ended December 31, 2006
	Data Acquisition		Data
	North America	International	Processing	Corporate	Total
	(in thousands)
Revenue	$163,153	$54,844	$7,186	$—	$225,183
Segment income (loss)	$10,230	$7,721	$(2,993)	$(19,134)	$(4,176)
Segment assets	$104,149	$165,116	$6,214	$24,154	$299,633

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   Segment Information (Continued)

	For the Year Ended December 31, 2005
	Data Acquisition		Data
	North America	International	Processing	Corporate	Total
	(in thousands)
Revenue	$58,177	$—	$3,998	$—	$62,175
Segment income (loss)	$4,336	$—	$(3,663)	$(2,595)	$(1,922)
Segment assets	$60,569	$—	$2,871	$11,283	$74,723

	For the Year Ended December 31, 2004
	Data Acquisition		Data
	North America	International	Processing	Corporate	Total
	(in thousands)
Revenue	$39,470	$—	$3,675	$—	$43,145
Segment income (loss)	$3,696	$—	$(3,168)	$(969)	$(441)
Segment assets	$6,581	$—	$2,334	$2,662	$11,577

NOTE 4:   Acquisitions

Grant Geophysical, Inc.

General

On September 8, 2006, the Company completed the acquisition of all of the issued and outstanding shares of common stock of Grant Geophysical, Inc. and its subsidiaries (“Grant”), headquartered in Houston, Texas, for $125 million in cash, subject to adjustment for net debt and working capital. Through the acquisition, the Company increased the number of operational seismic data acquisition service crews and expanded its geographic coverage. Grant has operations in the United States, Western Canada, Latin America, Africa, the Middle East, Australia/New Zealand and the Far East, performing two-dimensional and 3D seismic surveys in the land, Transition Zone and shallow water environments, using both analog and digital seismic equipment for a wide range of customers exploring for oil and gas reserves.

Purchase Price

The Grant acquisition has been accounted for as a business combination in accordance with SFAS No. 141, Accounting for Business Combinations.  Assets acquired and liabilities assumed have been recorded at their fair values as of September 8, 2006.

Under business combination accounting, the total purchase price was allocated to Grant’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The allocation of the purchase price was based upon an independent equipment appraisal, as well as Company’s estimates.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   Acquisitions (Continued)

The excess of the purchase price over the net book value of Grant, which is not deductible for U.S. tax purposes, totaled approximately $92.8 million. Of this amount $30.7 million was allocated to property and equipment, $68.8 million was allocated to goodwill, $4.8 million was allocated to intangibles and $11.5 million was recorded as deferred income taxes, representing the difference in the fair value of property, equipment and intangibles over the tax basis. The following table sets forth the preliminary allocation of Grant’s purchase price after giving effect to purchase price adjustments post acquisition date. A post-closing adjustment of $2.7 million was made that resulted in a receivable to the Company from the seller. The effect of this has been reflected in the table below.

In Thousands
Current assets	$35,386
Property and equipment	61,887
Goodwill	68,786
Intangible assets	4,824
Other assets	14
Total assets acquired	$170,897
Current liabilities	$41,596
Other liabilities	857
Deferred income taxes	11,528
Total liabilities assumed	$53,981
Purchase price, net	$116,916

The following table sets forth the components of intangible assets, including goodwill, associated with the Grant acquisition (in thousands).

Intangible Assets, including Goodwill	Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Goodwill	$68,786	$—	$68,786	Indefinite
Data library	2,410	188	2,222	4 years
Customer relationships	2,414	150	2,264	5 years
	$73,610	$338	$73,272

The Company assigned $2.4 million of the Grant purchase price to a data library which is being amortized over an expected life of four years, or in accordance with future revenue based on internal and external revenue forecasts the Company has compiled, whichever is shorter. The determination of the data library’s value was based on an estimate of future cash flows expected to be derived form the data library.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   Acquisitions (Continued)

The Company also assigned $2.4 million of the Grant purchase price to customer relationships, which reflects an estimate of the fair value of the relationships of Grant with its customers, based on historical experience. The useful life assigned to the customer relationships is five years.

As of the acquisition date, Grant had approximately $69.0 million and $31.0 million of U.S. and non-U.S. tax loss carryforwards, respectively, which as a result of historical losses from operations have been fully reserved.

Trace Energy Services, Ltd.

On December 1, 2005, the Company acquired all the outstanding common stock of Trace Energy Services, Ltd. (“Trace”) for a net purchase price totaling approximately $16.4 million in a combination of cash and common stock. In November 2006, Trace changed its name to Geokinetics Exploration Inc. Headquartered in Calgary, Alberta, Canada, Trace provides seismic services to exploration and production companies in the oil, gas, and mining industries, and specializes in the acquisition of land-based seismic surveys in North America.

Under the stock purchase agreement, the purchase price of $35.0 million Canadian dollars (approximately $30.0 million U.S. dollars) was payable in cash, subject to certain adjustments, and issuance of shares of the Company’s common stock. After giving effect to the purchase price adjustments and the exchange to U.S. dollars, the final net cash portion of the purchase price amounted to approximately $14.3 million. The stock portion of the purchase price attributable to the issuance of the Company’s common stock approximated $2.1 million, based on the average market closing price during the period 2 days before and 2 days after the date of acquisition. The Trace acquisition has been accounted for as a business combination, in accordance with SFAS No. 141. Assets acquired and liabilities assumed have been recorded at their fair values as of the date of the acquisition.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   Acquisitions (Continued)

Upon completion of the Company’s acquisition of Trace, the excess of the purchase price over the net book value of Trace, which is not deductible for tax purposes, totaled approximately $9.3 million. After giving effect to post acquisition purchase adjustments in the first and fourth quarters of 2006, the excess of the purchase price over the net book value has been adjusted to the following approximate amounts: $6.0 million to property and equipment, $4.6 million to goodwill, $1.2 million to intangibles and $2.5 million recorded as deferred income taxes payable. The following table sets forth the allocation of the Trace purchase price after giving effect to purchase price adjustments post acquisition date.

In Thousands
Current assets	$9,651
Property and equipment	29,827
Goodwill	4,628
Intangible assets	1,195
Total assets acquired	$45,301
Accounts payable and accrued liabilities	$9,461
Current portion long-term debt	5,597
Other current liabilities	1,028
Long-term debt and capital lease obligations	8,614
Income taxes payable	1,631
Deferred income taxes	2,526
Total liabilities assumed	$28,857
Purchase price, net	$16,444

The following table sets forth the components of intangible assets, including goodwill, associated with the Trace acquisition (in thousands):

Intangible Assets, including Goodwill	Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Goodwill	$4,628	$—	$4,628	Indefinite
Customer relationships	1,195	259	936	5 years
	$5,823	$259	$5,564

Other Information

One-time charges incurred in the acquisition of Grant, which amounted to approximately $1.4 million for the year ended December 31, 2006, are included on the consolidated statements of operations in “General and Administrative” expenses.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   Acquisitions (Continued)

Future annual amortization expense of intangible assets of acquired businesses, excluding goodwill, over the estimated remaining useful lives of the intangible assets, not inclusive of the effect of future revenue forecasts, if any, is set forth below (in thousands):

Year Ended December 31,	Amount
2007	$1,324
2008	1,324
2009	1,324
2010	1,103
2011	347
$5,422

The following unaudited condensed pro forma combined results of operations assume the acquisitions of Grant and Trace were completed at January 1 for each of the years shown below (in thousands, except per share data):

	2006	2005
Revenue, as reported	$225,183	$62,175
Trace acquisition	—	53,416
Grant acquisition	104,290	127,316
Revenue, pro forma	$329,473	$242,907
Loss applicable to common stockholders, as reported	$(4,382)	$(2,081)
Trace acquisition	—	164
Grant acquisition	5,236	11,144
Income applicable to common stockholders, pro forma	$854	$9,227
Loss per common share, as reported	$(0.81)	$(0.95)
Trace acquisition	—	0.08
Grant acquisition	0.97	5.11
Income per common share, pro forma	$0.16	$4.24

Pro forma data excludes approximately $12.9 million in one-time charges incurred by Grant upon acquisition. Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor do such intend to be a projection of future results.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   Debt and Capital Lease Obligations

Long-term debt and capital lease obligations were as follows (in thousands):

	2006	2005
U.S. operations:
Floating rate notes—LIBOR plus 6.50%	$110,000	$—
Term loans—Prime plus 5/8%	—	6,905
Capital lease obligations—8.72% to 24.75%	5,771	6,632
Revolving credit lines	—	3,192
Notes payable—5.95% to 8.75%	1,320	603
	117,091	17,332
International operations:
Bank overdraft	36	—
Capital lease obligations—various rates	42	43
	78	43
Total long-term debt and capital lease obligations	117,169	17,375
Less: current portion	(3,552)	(9,078)
	$113,617	$8,297

Floating Rate Notes

General

On December 15, 2006, the Company issued floating rate notes (the “Notes”) in the principal amount of $110.0 million.

Interest on the Notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.50% payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2007. The Notes will mature on December 15, 2012. These Notes are the Company’s senior obligations, guaranteed by all existing and future domestic restricted subsidiaries, and secured by a second priority security interest over substantially all of the Company’s assets. The Notes are effectively subordinated to all of the Company’s existing and any future first priority secured indebtedness, including indebtedness under the Company’s credit facilities, to the extent of the assets of such subsidiaries. The Notes and the guarantees are pari passu in right of payment with any of the Company’s future second priority secured indebtedness and are effectively senior in right of payment to all of the Company’s existing and any future unsecured indebtedness.

There are covenants that limit the Company’s and its restricted subsidiaries’ ability to incur additional debt; pay dividends or distributions on capital stock; sell, lease or convey to a third party the properties, assets and equity interests of any of the Company’s restricted subsidiaries; create liens; merge or consolidate with another company; and enter into certain transactions with affiliates.

Events of default under the indenture governing the Notes include, among other things, non-payment of interest or principal, non-compliance with certain covenants, failure of a subsidiary

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   Debt and Capital Lease Obligations (Continued)

guarantee to be held enforceable or valid in a judicial proceeding and cross-defaults under other indebtedness in the aggregate of $5 million or more. Upon an event of default under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal of all the Notes to be due and payable immediately.

The Company may, at its option, (i) redeem all or part of the Notes, at any time during the first six months after December 15, 2006 at 103% of the principal amount thereof, plus accrued and unpaid interest or (ii) redeem up to 35% of the Notes, on or after June 15, 2007, and prior to December 15, 2008 at 100% of the principal amount thereof plus four times the applicable quarterly interest coupon of the Notes plus accrued and unpaid interest. In addition, the Company may, at its option, redeem the Notes on or after December 15, 2008 at fixed redemption prices.

If the Company experiences certain kinds of changes in control, the holders of the Notes may require the Company to repurchase all or any part of their Notes at 101% of their principal amount, plus accrued and unpaid interest, and liquidated damages, if any.

On December 15, 2006, $100 million of the proceeds from the issuance of the Notes were used to repay the senior loan issued in connection with the September 8, 2006 acquisition of Grant. Upon the repayment of the Junior Subordinated Loan, the $55 million subordinated loan which was also issued in connection with the September 8, 2006 acquisition of Grant and any accrued interest was repaid with the issuance of preferred stock.

Registration Rights Agreement

The Company entered into a registration rights agreement, dated as of December 15, 2006 (the “Registration Rights Agreement”), with the initial purchaser of the Notes, pursuant to which the Company and each of the subsidiaries agreed to (i) file with the SEC a registration statement under the Securities Act, as amended, which the Company refers to as the exchange offer registration statement, relating to a registered exchange offer for the Notes and (ii) to have such exchange offer registration statement declared effective by the SEC on or prior to 270 days after December 15, 2006, or if the exchange offer is not completed, to file a shelf registration statement pursuant to Rule 415 of the Securities Act. If the Company fails to comply with certain of the obligations arising under the Registration Rights Agreement, the Company will be required to pay liquidated damages to the holders of the Notes in accordance with the provisions of the Registration Rights Agreement.

Term Loans

At December 31, 2005, term loans comprised of two loans with original maturities of April 30, 2008, and September 30, 2009, which were repaid in 2006.

Capital Lease Obligations

The Company has certain capital lease obligations which are primarily related to seismic recording equipment. At December 31, 2006 and 2005, the cost of equipment acquired through

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   Debt and Capital Lease Obligations (Continued)

capitalized leases totaled approximately $6.8 million and $11.6 million. Their book value net of accumulated amortization was $5.8 million and $4.0 million, respectively

Revolving Credit Lines

On June 12, 2006, the Company and four of its subsidiaries (collectively, the “Borrowers”) completed the closing of the above credit facility under the terms of a Revolving Credit, Term Loan and Security Agreement (collectively, the “Credit Agreement”) dated as of June 8, 2006 with PNC Bank, National Association (“PNC”), as lender. Under the Credit Agreement, the Borrowers are liable for payment of the obligations under the Credit Agreement. The Credit Agreement makes the following credit facilities available to the Company, subject to the terms and conditions set forth in the Credit Agreement: (i) a $12.0 million term credit facility, the proceeds of which were used primarily to pay off all of the obligations of the Company and its subsidiaries to HSBC Bank Canada, and (ii) a $12.0 million revolving credit facility. On September 8, 2006, the $12 million term credit facility had a balance of $11.6 million outstanding and was fully paid off. No amounts were outstanding under the revolving credit facility. The Borrowers pledged as security the assets of the Company to PNC. The Credit Agreement contains certain restrictive covenants limiting the Company’s ability to incur additional debt and purchase additional assets.

On September 8, 2006, the Company and its principal subsidiaries entered into a Joinder and Amendment No. 1 to the Credit Agreement with PNC which allowed the Company to acquire Grant. On December 15, 2006, the Company and its principal subsidiaries further amended the Credit Agreement with PNC to reflect the following credit facilities: (i) a $14.5 million revolving credit facility (“revolver”) and (ii) a $6.5 million capital expenditures facility.

The revolver is for a maximum amount of $14.5 million based on a borrowing base of 85% of eligible domestic accounts receivable and, at the lender’s sole discretion, 85% of eligible foreign receivables up to a maximum of $10.0 million. Letters of credit can be funded out of the revolving facility up to a maximum of $5.0 million. The capital expenditures facility can be used to fund up to 90% of the cost of capital expenditures, however, once borrowed, the capital expenditures facility cannot be repaid and re-borrowed. Both facilities mature on December 15, 2011. Penalties may apply from $150,000 to $600,000 if the capital expenditures facility is paid before maturity. Mandatory prepayments must be made if there is a sale of collateral (other than inventory in the ordinary course of business or where the proceeds of such sale of collateral are reinvested in new collateral), a sale of equity securities (other than conversion of subordinated debt to equity or where the proceeds of such sale of equity securities are used to payoff the Notes), or a receipt of insurance or condemnation proceeds on collateral.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   Debt and Capital Lease Obligations (Continued)

The interest rate on the credit facility can be based either on domestic prime rate or Eurodollar rates, plus a set additional percentage that varies depending on the consolidated fixed charge coverage ratio. Interest rate margins are reset on a quarterly basis based on quarterly financials provided by the Company to the lender. On December 31, 2006, the domestic prime rate ranged between 8.25% to 8.75% and the Eurodollar rate ranged between 7.60% to 8.10%.

The financial covenants for the credit facility are as follows: the Company must maintain (i) a net worth (defined as assets less liabilities in accordance with accounting principles generally accepted in the United States of America) of not less than $75 million; (ii) a fixed charge coverage ratio of not less than 1.10 to 1.0; and leverage ratio of not more than 3.25 to 1.00. Other covenants include: no mergers or sale of assets, no conflicting liens on the collateral, no guarantees of other indebtedness, investments are permitted as to only specified forms of investments, capital expenditures are limited to $25.0 million for calendar year 2006, $28.5 million for calendar year 2007, and $25.0 million for calendar year 2008 and beyond, no dividends can be paid other than dividends on preferred stock provided that there is no default or event of default and no event of default shall occur as a result, no additional indebtedness except as permitted by the credit facility, no changes in business activities, no changes in constituent documents, no prepayment of debt except under certain circumstances, and no change of control. For the year ended December 31, 2006, the Company exceeded its capital expenditure limit for which the lender provided a waiver and amended the amounts of capital expenditures as stated above.

Events of default include the following: nonpayment, breach of representations or warranties, non-compliance with covenants, non-stayed judgments in excess of $250,000 against an individual obligor or $500,000 in the aggregate, failure of lien priority on collateral, voluntary bankruptcy, involuntary bankruptcy not dismissed within 60 days, default in other debt or obligations, change of ownership or control, loss of necessary licenses or permits, interruption of business activities for 5 days without business interruption insurance and for 30 with business interruption insurance.

At December 31, 2005, the Company had a bank operating line of credit with a lending institution totaling $7,722,000, to a maximum of 75% of applicable accounts receivable. Available credit under this facility was further reduced by an irrevocable and unconditional letter of credit in the amount of $380,000 issued by the lending institution. Drawings under this facility bore interest at a bank prime rate plus 0.5%. At December 31, 2005, $2,971,000 was drawn on this facility and the remaining amount to outstanding checks. The revolver was cancelled on June 12, 2006.

At December 31, 2006, the Company had available credit under this facility of $14.5 million reduced by standby letters of credit totaling $1.2 million issued by PNC under the revolver. At December 31, 2006, no amounts were drawn on either the revolver or the capital expenditure line.

Notes Payable

Notes payable at December 31, 2006 and 2005, included insurance premiums payable over periods shorter than one year. Additionally, the balance at December 31, 2005, also included a note of

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   Debt and Capital Lease Obligations (Continued)

approximately $178,000 to a financial institution dated March 1, 1996, which was repaid in March 2006.

Future Maturities

At December 31, 2006, future maturities of long-term debt and capital lease obligations are as follows: (in thousands):

	Floating	Capital
Year Ended	Rate	Lease	Notes	Bank
December 31	Notes	Obligations	Payable	Overdraft	Total
2007	$—	$2,224	$1,320	$36	$3,580
2008	—	2,264	—	—	2,264
2009	—	1,307	—	—	1,307
2010	—	16	—	—	16
2011	—	2	—	—	2
Thereafter	110,000	—	—	—	110,000
	$110,000	$5,813	$1,320	$36	$117,169

At December 31, 2006, the Company was in compliance with all covenants.

NOTE 6:   Common and Preferred Stock

Common Stock

The holders of common stock have full voting rights on all matters requiring stockholder action, with each share of common stock entitled to one vote. Holders of common stock are not entitled to cumulate votes in elections of directors. No stockholder has any preemptive right to subscribe to an additional issue of any stock or to any security convertible into such stock.

In addition, as long as any shares of the Series B Preferred Stock (see below) are outstanding, the Company may not pay or declare any dividends on common stock unless the Company has paid, or at the same time pays or provides for the payment of, all accrued and unpaid dividends on the Series B Preferred Stock. In addition, the Notes and the credit facility (see Notes) restrict the Company’s ability to pay dividends on common stock.

Private Placement

In two closings on December 1, 2005, and December 8, 2005, the Company completed a private placement of $30.8 million of common stock, net of offering costs of approximately $1.9 million and 27,405 warrants to purchase common stock. The Company sold 2,467,000 shares of common stock at a per share price of $12.50, and warrants to purchase an additional 246,700 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time and expire five years after the date of issuance.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:   Common and Preferred Stock (Continued)

The Company used the net proceeds to fund the acquisition of Trace, which closed simultaneously with the private placement, repay certain equipment debt and provide the Company with additional working capital.

The Company considered the warrant agreement to be a derivative and classified the warrants as a liability at fair value on the balance sheet at December 31, 2005. Information regarding the valuation of the warrants is as follows:

	2005
	December 1,	December 31,
Weighted average fair value of warrants	$18.90	$24.00
Black Scholes Assumptions:
Dividend rate	—	—
Risk-free interest rate	4.44%	4.35%
Volatility	159%	159%
Contractual life	5.0 years	4.9 years

For the year ended December 31, 2005, the change in the fair value of the warrants between December 1, 2005, and December 31, 2005, $1.4 million was reflected as a warrant expense in the Company’s 2005 statement of operations.

At December 31, 2005, the unregistered issued shares of common stock were classified as temporary equity due to the liquidated damages provision in the Company’s Registration Rights Agreements.

During the first quarter of 2006, the Company successfully negotiated with each of the purchasers for a cap on the payment of liquidated damages reclassifying both the common stock and related warrants as permanent equity.

During the years ended December 31, 2006 and 2005, in connection with the late filing of a registration statement on Form S-1 relating to the resale of common stock issued upon the exercise of warrants issued in conjunction with a private placement completed in December 2005, the Company recorded approximately $376,000 during the year ended December 31, 2006, for liquidated damages paid in connection with the failure to timely file the registration statement.

Preferred Stock

The Company’s certificate of incorporation authorizes the issuance of 2,500,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, redemption, sinking fund, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. The Company may issue some or all of the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:   Common and Preferred Stock (Continued)

preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

On November 30, 2004, the Company completed a $2.5 million equity financing from private investment sources. The financing consisted of an issue of 8,333 shares of Series A Senior Convertible Preferred Stock (“Convertible Preferred Stock”) priced at $300 per share, which is convertible into common at $.30 cents per share. The Convertible Preferred Stock accrues dividends at the rate of 6% per annum, compounded annually which are payable in cash when, and if, declared. All unpaid dividends are cumulative and accrue, compounded annually, regardless of whether or not the Company has funds legally available for the payment of such dividends. The Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance. The Convertible Preferred Stock is automatically converted into common stock immediately upon the Company’s sale of common stock in an underwritten public offering a) at a price per share yielding the Company net proceeds of not less than $1.20, b) resulting in net proceeds to the Company and selling shareholders, if any, of not less than $20,000,000 and c) after which the Company’s common stock is listed on NYSE, AMEX or the NASDAQ National Market. If, at any time after October 31, 2009, the holders of not less than 51% of the Convertible Preferred Stock then outstanding deliver written notice to the Company of such holders desire to redeem all outstanding Convertible Preferred Stock, if not previously converted, the Convertible Preferred Stock shall be redeemed. At any time after October 31, 2011, the Company is entitled to redeem all outstanding Convertible Preferred Stock, if not previously converted.

Upon completion of the Company’s Convertible Preferred Stock offering on November 30, 2004, the Company recognized a beneficial conversion feature charge of $2,499,000 as a result of the conversion feature of the Convertible Preferred Stock being below market on the date of issuance. The Company’s closing price for its common stock on November 30, 2004 was quoted at $0.75 cents; The Convertible Preferred Stock is convertible into common stock at $0.30 cents per share or 8,333,000 shares of common stock. As a result, the intrinsic value of the beneficial conversion feature is $0.45 per share ($0.75 cents minus $0.30 cents). The total value of the beneficial conversion feature would be $3,749,850 (8,333,000 shares multiplied by $0.45 cents). However, this exceeds the proceeds received from the Convertible Preferred Stock offering and as a result the beneficial conversion feature is limited to the total proceeds of $2,499,900. The Company recorded the beneficial conversion feature charge as a reduction of additional paid in capital because the Company had a retained deficit.

The Company incurred issuance costs of approximately $116,000. The amount of Convertible Preferred Stock recorded on the Company’s Balance Sheet was initially reduced for these issuance costs. These costs were to be accreted to the Convertible Preferred Stock over a five year period, the earliest point at which the holders may redeem the Convertible Preferred Stock.

In conjunction with the Company’s December, 2005 private placement of common stock, the Company’s Convertible Preferred Stock was converted into common stock of the Company. The Company issued 8,832,980 shares of common stock to facilitate the conversion, based on the

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:   Common and Preferred Stock (Continued)

conversion price of $0.30 cents per share and the accumulation of accrued dividends from December, 2004.

On December 15, 2006, in connection with the repayment of the $55.0 million subordinated loan, the Company issued 228,683 shares of its Series B Preferred Stock, $10 par value, pursuant to the terms of the Securities Purchase Agreement dated September 8, 2006, with Avista, an affiliate of Avista and another institutional investor. The preferred stock is presented as mezzanine (temporary equity) debt due to the characteristics described below:

Each holder of Series B Preferred Stock is entitled to receive cumulative dividends at the rate of 8.0% per annum on the liquidation preference of $250.00 per share, compounded quarterly. At the Company’s option through October 31, 2011, dividends may be paid in additional shares of Series B Preferred Stock. After such date, dividends shall be paid in cash if declared.

Each holder of Series B Preferred Stock, in the event of the Company’s liquidation, will be entitled to a preference over the holders of shares of common stock, equal to $250.00 per share, subject to certain adjustments, plus any accrued dividends.

After March 31, 2014, holders of not less than a majority of outstanding shares of Series B Preferred Stock may require upon written notice to redeem all outstanding shares of Series B Preferred Stock, in cash, at a price equal to $250.00 per share, plus any accrued dividends.

The Series B Preferred Stock is initially convertible into 10 shares of the Company’s common stock at the option of the holder, subject to adjustment, from time to time, on the terms described in the Company’s certificate of incorporation.

At the Company’s option, each share of Series B Preferred Stock is convertible into shares of common stock, immediately upon the sale of common stock at a price per share yielding net proceeds to the Company of not less than $35.00 per share in an underwritten public offering pursuant to an effective registration statement under the Securities Act, to provide net proceeds to the Company and the selling stockholder of not less than $75,000,000.

As long as at least 55,000 shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of the Company’s Series B Preferred Stock will be required to, among other things, make any material change to its certificate of incorporation or by-laws, declare a dividend on its common stock, enter into a business combination, increase or decrease the size of its board of directors or elect one member of the board of directors.

If the Company authorizes the issuance and sale of additional shares of its common stock other than pursuant to an underwritten public offering registered under the Securities Act, or for non-cash consideration pursuant to a merger or consolidation approved by its board of directors, the Company must first offer in writing to sell to each holder of its Series B Preferred Stock an equivalent pro rata portion of the securities being issued.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:   Common and Preferred Stock (Continued)

Shares Eligible for Future Sale

At December 31, 2006, the Company had 316,450 shares of common stock currently issuable upon the exercise of outstanding options with a weighted average exercise price of $9.58 per share. At the same date, the Company also had 189,900 shares of restricted stock. At December 31, 2006, there were 62,588 shares of common stock remaining available for future issuance under the equity compensation plan approved by shareholders.

The Company has an effective registration statement with the SEC registering the resale of approximately 940,000 shares of its currently outstanding common stock.

Delaware Anti-Takeover Law and Charter and By-Law Provisions

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. The Company has not “opted out” from the application of Section 203.

NOTE 7:   Employee Benefits

Stock-Based Compensation

The adoption of SFAS No. 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in the Company’s accounting for stock-based compensation awards including recording stock-based compensation expense related to stock options that became vested during the quarter on a prospective basis. The adoption of SFAS No. 123(R) resulted in the recognition of compensation expense of approximately $1.3 million or $0.24 per common share for the year ended December 31, 2006. In accordance with the modified prospective transition method of SFAS No. 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs. The total cost related to non-vested awards not yet recognized at December 31, 2006 is approximately $4.3 million which is expected to be recognized over a weighted average of 2.11 years.

The Company adopted the 2002 Stock Awards Plan (“Plan”) during March 2003, which provides for granting to directors, officers and select employees (i) incentive stock options, (ii) nonqualified

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:   Employee Benefits (Continued)

stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) phantom stock awards or (vi) any combination of the foregoing.

On November 1, 2006, stockholders of Geokinetics Inc.’s common stock approved an amendment to Geokinetics Inc’s Plan to increase the number of shares authorized for the Plan to 800,000 shares of common stock.

Stock Options

The Plan originally provided options to purchase a total of 335,156 shares of common stock of the Company. In November 2005, the Company’s Board of Directors approved an amendment to the Plan which increased the number of shares of common stock available for grant from 335,156 shares to 558,156 shares and, subject to approval of such amendment at the next annual meeting of the stockholders of the Company, the Board began granting additional options under the Plan. In September 2006, the Company’s Board of Directors approved another amendment to the Plan which increased the number of shares of common stock available for grant from 558,156 shares to 800,000 shares, and subject to approval of such amendment at the next annual meeting of the stockholders of the Company, the Board began granting additional options under the Plan. The price at which a share of common stock may be purchased upon exercise of an incentive stock option or a nonqualified stock option is determined by the Board, but may not be less than, in the case of incentive stock options, the fair market value of common stock subject to the stock option on the date the stock option is granted. Options are generally exercisable over a three-year period from the date of grant and the options expire generally ten years from the date of grant.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:   Employee Benefits (Continued)

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. Expected volatilities are based on a number of factors, including historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination for determining the estimated forfeitures. The Company uses the “shortcut” method described in SAB Topic 14D.2 for determining the expected life used in the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. As the Company has not declared dividends since it became a public entity, no dividend yield is used in the calculation. For the options granted during the second quarter of 2006, the following criteria was utilized: (i) an average risk free interest rate of 4.5%, (ii) an average volatility of 159% and (iii) an average contractual life of 6.0 years. Option activity for the year ended December 31, 2006 is summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2005	524,512	$6.10
Expired	—	—
Forfeited	(30,000)	11.37
Exercised	(193,062)	2.20
Granted	15,000	24.41
Balance at December 31, 2006	316,450	$12.12	7.85 years	$6,853,144
Exercisable at December 31, 2006	231,133	$8.45	7.50 years	$5,265,642

The weighted average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $30.10, $8.67, and $5.84, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 and 2005 was approximately $4.6 million and $90,000 and none for 2004.

Options outstanding at December 31, 2006, expire between October 2013 and February 2016, and have exercise prices ranging from $2.50 to $31.50.

Total compensation expense related to stock options recognized during 2006 totaled $1.3 million, and for 2005 and 2004, would have been approximately $1.4 million, and $200,000, respectively under SFAS No. 123(R). Under APB No. 25, the Company recognized $0.5 million of compensation expense for 2005 and none for 2004.

Restricted Stock

As part of the acquisition of Grant in September 2006, the Company granted 157,750 shares of restricted stock to management and key employees. The Company granted an additional 32,150 shares of restricted stock as management incentives and compensation for directors serving on the

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:   Employee Benefits (Continued)

Company’s Board of Directors. The Company recorded compensation expense of approximately $322,000 or $0.06 per common share at December 31, 2006, related to these restricted stock awards whose activity is summarized below:

Number of Shares of Restricted Stock
Balance at December 31, 2005	—
Granted	193,900
Forfeited	(4,000)
Balance at December 31, 2006	189,900

Because the Company maintained a full valuation allowance on its U.S. deferred tax assets, the Company did not recognize any tax benefit related to stock-based compensation expense for the year ended December 31, 2006.

Employee Retirement Plans

At December 31, 2006, the Company maintained three 401(k) plans in which the Company’s employees are eligible to participate.

Employees of the Company, which includes employees who joined the Company as part of the Trace acquisition, participate in a 401(k) plan in which the Company made matching contributions of approximately $85,000 for 2006. The maximum contribution by the Company is 2% and 2006 was the first year in which matching contributions were made to this plan. Employees of Company are permitted to make contributions of up to 100% of their salary up to the statutory maximum amount, which is $15,000 for calendar year 2006.

Employees who joined the Company as part of the Grant acquisition are covered under two plans: an international retirement plan for international employees and a 401(k) plan for domestic employees. Since the Grant acquisition on September 8, 2006, the Company has made matching contributions of $92,000 under both plans for 2006. The 401(k) plan has an employer matching contribution of 100% on the first 3% of the employee’s contribution and a 50% match on the second 3% of the employee’s contributions. Employees are permitted to make contributions of up to 30% of their salary up to the statutory maximum amount. Under both plans, the Company has an employer matching contribution of 100% on the first 3% of the employee’s contribution and 50% of the second 3% of the employee’s contribution.

As of January 1, 2007, all domestic employees participate in a single plan and international employees participate in the international retirement plan. All employees of the Company are permitted to make contributions of up to 50% of their salary up to the statutory maximum amount. All employees of the Company, both domestic and international, are eligible to participate effective the first of the month following three months from their hire date.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:   Employee Benefits (Continued)

The Company does not offer pension or other retirement benefits.

NOTE 8:   Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders’ equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. The Company has comprehensive income (loss) related to changes in foreign currency to U.S. dollar exchange rates, which is recorded as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Net loss	$(4,176)	$(1,922)	$(441)
Foreign currency translation adjustment	61	(13)	—
Comprehensive loss	$(4,115)	$(1,935)	$(441)

NOTE 9:   Income (Loss) per Common Share

The following table sets forth the computation of basic and diluted loss per common share (in thousands except share and per share data):

	Year Ended December 31,
	2006	2005	2004
Numerator:
Loss applicable to common stockholders	$(4,382)	$(2,081)	$(2,956)
Denominator:
Denominator for basic loss per common share	5,384,388	2,182,350	1,899,211
Effect of dilutive securities:
Stock options	—	—	—
Warrants	—	—	—
Restricted stock	—	—	—
Convertible preferred stock	—	—	—
Denominator for diluted loss per common share	5,384,388	2,182,350	1,899,211
Loss per common share:
Basic	$(0.81)	$(0.95)	$(1.56)
Diluted	$(0.81)	$(0.95)	$(1.56)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:   Income (Loss) per Common Share (Continued)

The calculation of diluted loss per common share for the years ended December 31, 2006, 2005 and 2004, excludes options to purchase 316,450 shares, 524,512 shares and 93,185 shares of common stock, respectively, warrants to purchase 275,605 shares, 275,605 shares and 1,005 shares, respectively, of common stock, 189,900 shares of restricted stock for the year ended December 31, 2006, and preferred stock convertible into 2,286,830 and 833,300 shares of common stock for the years ended December 31, 2006 and 2004, respectively, because the effect would be anti-dilutive.

NOTE 10:   Property and Equipment

Property and equipment is comprised of the following (in thousands):

	Estimated	December 31,
	Useful Life	2006	2005
Field operating equipment	3-10 years	$128,624	$47,796
Vehicles	3-10 years	4,794	2,179
Buildings and improvements	6-39 years	392	813
Software	3-5 years	1,960	1,081
Data processing equipment	5 years	5,659	4,101
Furniture and equipment	3-5 years	926	331
		142,355	56,301
Less: accumulated depreciation and amortization		(31,889)	(21,241)
		110,466	35,060
Land		23	23
Operating equipment and vehicles in-transit		6,113	—
		$116,602	$35,083

The Company reviews the useful life and residual values of property and equipment on an ongoing basis considering the effect of events or changes in circumstances. Based on information obtained in relation to the acquisition of Trace, effective December 1, 2005, the Company revised the estimated lives assigned to its primary seismic field operating equipment from five to ten years. In addition, the Company also revised the estimate of residual values on such equipment from zero to ten percent (in instances where the remaining book value was equal to or above ten percent). This change in estimate did not have a material impact on the December 31, 2005 consolidated financial statements. The change resulted in approximately $21.3 million in assets acquired in the Trace acquisition and $3.4 million in assets previously held by the Company being assigned a residual value of approximately $2.5 million which will not be depreciated. No changes to property and equipment estimated lives and residual values were required in connection with the Company’s acquisition of Grant.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   Accrued Liabilities

Accrued liabilities include the following (in thousands):

	December 31,
	2006	2005
Accrued operating expenses	$9,806	$7,193
Accrued payroll, bonuses and employee benefits	6,879	929
Sales tax payable	3,939	8
Accrued interest payable	624	13
Preferred dividends	200	—
Other	883	158
	$22,331	$8,301

NOTE 12:   Other Supplementary Disclosures

In December 2006, the Company incurred a loss of seismic equipment with a net book value of approximately $354,000 for which a claim of approximately $4 million, equivalent to the estimated replacement cost of the equipment, has been filed against the Company’s insurance carrier. In February 2007, the Company received an advance payment of $2.5 million. The net gain of $2.1 million is reflected on the statement of operations. As of March 2007, management does not know the final outcome on the remaining portion of the claim.

At December 31, 2006, other liabilities included approximately $911,000 for remittance tax from the Company’s Colombian branch. The remittance tax represents a 7% tax on the branch’s net income; however, payments to fiscal authorities can be deferred and subsequently forgiven if the annual profits of the branch are reinvested in Colombia for more than five years. Local tax authorities have eliminated this tax for future income beginning in the year 2007.

NOTE 13:   Income Taxes

Loss before income taxes attributable to U.S. and foreign operations are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	(in thousands)
U.S.	$(8,320)	$(2,142)	$334
Foreign	7,378	220	(775)
Total	$(942)	$(1,922)	$(441)

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   Income Taxes (Continued)

The provision for income taxes shown in the consolidated statements of operations consists of current and deferred expense (benefit) as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	(in thousands)
Current:
U.S.—federal and state	$1,279	$(165)	$(151)
Foreign	1,135	—	—
Total current	2,414	(165)	(151)
Deferred:
U.S.	(7)	216	151
Foreign	827	—	—
Total deferred	820	216	151
Total provision for income taxes	$3,234	$51	$—

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory rate to loss before income taxes for the years ended December 31, 2006, 2005 and 2004 as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	(in thousands)
U.S. statutory rate	$(330)	$(636)	$(150)
Non-deductible expenses	466	471	—
State taxes, net of benefit	595	—	—
Effect of foreign tax rate differential	(932)	—	—
Other	(8)	(49)	(88)
Change in valuation allowance	3,443	265	238
Total provision for income taxes	$3,234	$51	$—

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   Income Taxes (Continued)

Following is a summary of deferred tax assets and liabilities:

	December 31, 2006	December 31, 2005	December 31, 2004
	(in thousands)
Current deferred tax assets:
Allowance for doubtful amounts	$236	$—	$—
Other	127	—	—
Total current deferred tax assets	363	—	—
Noncurrent deferred tax assets:
Property and equipment— U.S.	627	—	$—
Stock-based compensation	344	—	—
Foreign tax credits	2,889	—	—
Loss carryforwards—U.S.	24,214	332	238
Loss carryforwards— foreign	8,484	596	—
Debt on foreign subsidiary capital leases	2,047	2,047	—
Total noncurrent deferred tax assets	38,605	2,975	238
Total deferred tax assets	$38,968	2,975	$238
Current deferred tax liabilities:
Property and equipment—foreign	$1,950	$—	$—
Accrued insurance	36	—	—
Total current deferred tax liabilities	1,986	—	—
Noncurrent deferred tax liabilities:
Property and equipment—foreign	3,717	4,319	—
Property and equipment—U.S.	—	67	—
Property—equipment—acquisitions	11,960	—	—
Total noncurrent deferred tax liabilities	15,677	4,386	—
Total deferred tax liabilities	17,663	4,386	—
	21,305	(1,411)	238
Valuation allowance	(37,819)	(265)	(238)
Net deferred income taxes	$(16,514)	$(1,676)	$—

The Company assesses the likelihood that deferred taxes will be recovered from the existing deferred tax liabilities or future taxable income in each jurisdiction. To the extent that the Company believes that the Company does not meet the test that recovery is “more likely than not,” the

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   Income Taxes (Continued)

Company establishes a valuation allowance. The Company has recorded valuation allowances for net deferred tax assets since management believes it is “more likely than not’’ that these assets will not be realized. The valuation allowance for deferred tax assets increased by approximately $37.6 million in 2006. The increase in this allowance was primarily due to deferred tax assets acquired in the Grant acquisition. Any benefit realized from the future reversal of the valuation allowance recorded in connection with the Grant acquisition will be recorded as a reduction first to goodwill, then to intangible assets and then to provision for income taxes.

At December 31, 2006, the Company had U.S. tax  loss carryforwards of approximately $69.6 million and non-U.S. tax loss carryforwards of approximately $29.0 million, which will expire in various amounts beginning in 2011 and ending in 2026.

Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize net operating loss carryforwards (“NOLs’’) if the Company experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50 percent over a three year period. In the event of an ownership change, utilization of NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years. The amount of the limitation may, under certain circumstances, be increased by built-in gains held by the Company at the time of the ownership change that are recognized in the five year period after the change. Due to the acquisition of Grant, there was a change in control of the Company. Under these rules, the Company will be limited in the future use of preacquisition NOLs. The Company is currently assessing the annual limitation of such NOLs.

The Company’s current legal structure requires the Company to file two separate U.S. income tax returns. As a result, the tax attributes, including NOLs, of one group may not be used to offset the income of the other. Accordingly, the Company may have current U.S. income tax expense in one group despite the existence of substantial NOLs in the other.

The Company has undistributed earnings of its foreign subsidiaries. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income tax or for any potential foreign withholding taxes has been provided. Upon repatriation of those earnings, the Company would be subject to both U.S. income taxes and withholding tax payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable; however, unrecognized foreign tax credits may be available to reduce the U.S. liability.

NOTE 14:   Related Party Transactions

In connection with certain financing transactions that were completed in April and July of 1997 with William R. Ziegler, Steven A. Webster and Blackhawk Investors, L.L.C. (of which

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   Related Party Transactions (Continued)

Messrs. Ziegler and Webster serve as the two partners of its sole managing member), the Company entered into a three-year consulting agreement (beginning April 25, 1997) with William R. Ziegler, pursuant to which Mr. Ziegler agreed to provide the Company with certain strategic planning and other consulting services. Mr. Ziegler and Mr. Webster each serve as directors of the Company. Under Mr. Ziegler’s consulting agreement, Mr. Ziegler received a quarterly consulting fee equal to one-half of 1% of the total investment made by him and certain other persons on or before July 31, 1997 in the Company’s debt and equity securities that were outstanding as of the end of each quarter during the term of the consulting agreement. Mr. Ziegler’s consulting agreement expired on April 25, 2000 and was not renewed. At December 31, 2005 the Company owed Mr. Ziegler approximately $390,000 in consulting fees pursuant to the agreement. In addition, in July 1997, the Company entered into an Investment Monitoring Agreement with Blackhawk Capital Partners, the managing member of Blackhawk Investors, L.L.C., pursuant to which Blackhawk Capital Partners was appointed to oversee Blackhawk Investors, L.L.C.’s investments in the Company. At December 2003, Blackhawk Investors, L.L.C. had divested itself of its original investment in the Company. At December 31, 2005, the Company owed Blackhawk Capital Partners approximately $163,000 in consulting fees under this agreement. These amounts were paid in full and the obligations were satisfied in September 2006.

On December 1, 2005, in connection with the financing of the Trace acquisition, the Company completed a private placement of $30.8 million of its common stock and warrants to purchase common stock, net of offering costs of approximately $1.9 million. The Company sold 2,467,000 shares of its common stock at a per share price of $12.50, and warrants to purchase an additional 274,105 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time after the date of issuance and expire five years after the date of issuance. Three of the Company’s directors (Messrs. Ziegler, Webster and Harte) participated in the private placement of common stock and warrants to purchase common stock. Their combined purchases totaled 480,000 shares of common stock representing $6.0 million of the total offering. The directors also received warrants to purchase 48,000 shares of the Company’s common stock.

During 2006, the Company rented various seismic equipment from Sensor Rentals Joint Venture in Calgary, Canada. Mr. Dave Smiddy, the former President of Trace Canada, is one of the partners in this joint venture. The total amount rented form Sensor Rentals Joint Venture in 2006 was $884,320.83. Mr. Smiddy left the Company in October 2006.

On November 30, 2004, the Company completed a $2.5 million equity financing from private investment sources. The financing consisted of an offering of 8,333 shares of convertible preferred stock priced at $300 per share, which was convertible into common stock at $0.30 per share. The convertible preferred stock accrued dividends at the rate of 6% per annum, compounded annually and, which were payable in cash when, and if, declared. Three of the Company’s directors (Messrs. Ziegler, Webster and Harte) participated in this private placement. Their combined purchases totaled 5,579 shares of convertible preferred stock and represented $1.7 million of the total offering.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   Related Party Transactions (Continued)

In conjunction with the Company’s December 2005 private placement of common stock, the Company’s convertible preferred stock was converted into its common stock. The Company issued 883,298 shares of common stock upon conversion, based on the conversion price of $0.30 per share and the accumulation of accrued dividends from December 2004. Upon conversion of the convertible preferred stock, these directors received in the aggregate 591,374 shares of the Company’s common stock.

During 2005, the Company performed and completed a seismic survey for Carrizo Oil & Gas, Inc. (“Carrizo”). The project was bid to Carrizo at prevailing market rates and the survey was conducted according to industry standards. The seismic survey generated revenue of approximately $1.1 million for the Company. Steven A. Webster serves as Chairman of the Board of Carrizo. Mr. Webster is one of the Company’s directors.

William R. Ziegler is of counsel to the New York based law firm of Satterlee Stephens Burke & Burke, LLP. During the fiscal years ended December 31, 2006 and 2005, such firm billed the Company approximately $19,000 and $43,000 respectively, for services rendered.

On December 15, 2006, the Company sold 228,683 shares of its Series B preferred stock to Avista, an affiliate of Avista and one other institutional investor, the proceeds of such sale were used to repay the $55.0 million original principal amount under its subordinated loan, together with capitalized and accrued interest. In accordance with the terms and provisions of the Securities Purchase Agreement, dated as of September 8, 2006, by and among the purchasers of the Company’s Series B preferred stock and the Company, Avista received the right to appoint one director to the Company’s board of directors. Robert L. Cabes, Jr. was appointed to the Company’s board of directors on November 2, 2006.

NOTE 15:   Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that none of the claims and actions will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   Commitments and Contingencies (Continued)

At December 31, 2006, the Company has non-cancelable operating leases for office, warehouse space and equipment with remaining terms ranging from approximately one to eight years. Aggregate future minimum lease payments under the various non-cancelable operating leases are as follows (in thousands):

Year Ended December 31,	Amount
2007	$2,176
2008	1,146
2009	513
2010	210
2011	200
Thereafter	605
$4,850

Rental expense in the consolidated financial statements amounted to approximately $22.0 million, $2.3 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 16:   Significant Risks and Management’s Plans

The liquidity of the Company should be considered in light of the cyclical nature of demand for land and transition zone seismic services. These fluctuations have impacted the Company’s liquidity as supply and demand factors directly affect pricing.

Market

The Company’s ability to meet its obligations depends on its future performance, which in turn is subject to general economic conditions, activity levels in the oil and gas exploration sector, and other factors beyond the Company’s control.

The Company has incurred significant losses from operations in the past. These losses stem primarily from costs associated with lower contract prices. Management believes that restructuring initiatives have played an important role in allowing the Company to return to profitability. The Company’s ability to sustain profitability in the future is dependent upon several factors, including but not limited to, the following:

Competition

The Company’s products and services are highly competitive and characterized by continual changes in technology. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company’s operations and financial condition.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:   Significant Risks and Management’s Plans (Continued)

Technology

Future technological advances could require the Company to make significant capital expenditures to remain competitive. The Company competes in a capital intensive industry. The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years, and the Company expects this trend to continue.

There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company’s current equipment obsolete or require the Company to make significant capital expenditures to maintain its competitive position. There can be no assurance that the Company will have the capital necessary to upgrade its equipment to maintain its competitive position or that any required financing therefore will be available on favorable terms. If the Company is unable to raise the capital necessary to update its data acquisition systems to the extent necessary, it may be materially and adversely affected.

NOTE 17:   Major Customers

For the year ended December 31, 2006, no individual customer represented more than 10% of the total revenue, and for the years ended December 31, 2005 and 2004, revenue from the top three major customers were approximately $21.1 million and $22.1 million, representing approximately 34% and 51%, respectively, of total revenue.

NOTE 18:   Concentration of Credit Risk

The Company generally provides services to a relatively small group of key customers that account for a significant percentage of accounts receivable of the Company at any given time. The Company’s key customers vary over time. The Company extends credit to various companies in the oil and gas industry, including its key customers, for the acquisition of seismic data, which results in a concentration of risk. This concentration of credit risk may be affected by changes in the economic or other conditions of the Company’s key customers and may accordingly impact the Company’s overall credit risk.

The Company has cash in banks and short-term investments, including restricted cash, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and short-term investments.

The Company conducts operations outside the United States at both its seismic data acquisition and data processing segments. These operations expose the Company to market risks from changes in foreign exchange rates. However, to date, the level of activity has not been of a material nature.

NOTE 19:   Senior Executive Incentive Program

The Board of Directors has adopted a senior executive incentive program (the “Senior Executive Incentive Program”), pursuant to which the Company’s senior executives and key employees may

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:   Senior Executive Incentive Program (Continued)

earn annual bonus compensation based upon the Company’s performance in relation to its cash flows. Specifically, at the end of each fiscal year, the Board shall determine and establish an annual bonus pool (the “Bonus Pool”) equal to 10% of the Company’s consolidated earnings before interest, taxes, and depreciation and amortization (“EBITDA”) for such fiscal year less capital expenditure budget overages not previously approved by the Company’s Board of Directors. No Bonus Pool shall be established for any fiscal year if the Company’s consolidated earnings before interest and taxes (“EBIT”) for such year is negative. The Board of Directors will allocate the Bonus Pool among the participants in the Senior Executive Incentive Program in its sole discretion, subject to the terms of any employment agreements with the participants in the program. Bonuses, if any, awarded under the Senior Executive Incentive Program will be determined by the Board of Directors and paid within 75 days after the end of the fiscal year for which the Bonus Pool has been determined.

For the year ended December 31, 2006, the criteria for the Senior Executive Incentive Program were met. In March 2007, bonuses of $2.2 million were paid to senior executives under the plan parameters. These bonuses were accrued on the Company’s books and records for the year ended December 31, 2006 as the amounts were established and earned based on the Company’s 2006 operating results and incentive program criteria.

As previously disclosed by the Company, after reviewing the results of the Company’s operations for the fiscal year ended December 31, 2004, the Board determined that, although not all requirements for establishment of a Bonus Pool were satisfied, a substantial portion of the necessary criteria were satisfied. Therefore, on February 23, 2005, the Board determined to award bonuses to six senior executives and key employees. On March 4, 2005, discretionary bonuses were awarded to such senior executives and key employees in the aggregate amount of $190,000. These bonuses were expensed during the year ended December 31, 2005, as they were awarded at the discretion of the board outside the incentive plan criteria.

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20.   Unaudited Quarterly Financial Data

Summarized quarterly financial data for the years ended December 31, 2006 and 2005 are as follows:

	Quarter Ended 2005
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Revenue	$13,161	$13,428	$15,518	$20,068
Income (loss) from operations	$(2)	$193	$489	$(744)
Interest income and interest and debt expense, net	$88	$74	$73	$123
Net income (loss)	$(90)	$118	$416	$(2,366)
Income (loss) applicable to common shareholders	$(133)	$75	$373	$(2,396)
Income (loss) per common share:
Basic	$(0.07)	$0.04	$0.20	$(0.79)
Diluted	$(0.07)	$0.04	$0.13	$(0.79)
Weighted average common shares outstanding:
Basic	1,899	1,899	1,899	3,035
Diluted	1,899	2,017	2,849	3,035

	Quarter Ended 2006
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Revenue	$48,472	$34,372	$50,412	$91,927
Income (loss) from operations	$4,099	$2,924	$(966)	$4,194
Interest income and interest and debt expense, net	$137	$111	$1,746	$8,825
Net income (loss)	$2,289	$1,614	$(1,922)	(6,157)
Income (loss) applicable to common shareholders	$2,289	$1,614	$(1,922)	$(6,363)
Income (loss) per common share:
Basic	$0.43	$0.30	$(0.36)	$(1.16)
Diluted	$0.39	$0.27	$(0.36)	$(1.16)
Weighted average common shares outstanding:
Basic	5,350	5,350	5,357	5,480
Diluted	5,834	5,899	5,357	5,480

GEOKINETICS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:   Subsequent Events

Effective January 1, 2007, the functional currency of the Canadian subsidiary was changed from the Canadian dollar to the U.S. dollar. Accumulated Other Comprehensive Income reported in the consolidated statements of stockholder’s equity (deficit) before January 1, 2007, totaled approximately $48,000 and consisted solely of the cumulative foreign currency translation adjustment in the Canadian subsidiary prior to changing the functional currency.

Independent Auditor’s Report

To the Board of Directors of
Grant Geophysical, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Grant Geophysical, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the last three years ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grant Geophysical, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the last three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY Mann Frankfort Stein & Lipp CPAs LLP

Houston, Texas
April 14, 2006

Grant Geophysical, Inc. and subsidiaries

Consolidated Balance Sheets

(In Thousands, except for share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$6,653	$7,865
Restricted cash	949	463
Accounts receivable:
Trade, net of allowance for doubtful accounts of $513 and $359 at December 31, 2005 and 2004, respectively	25,659	20,725
Other	1,635	1,999
Inventory	428	421
Prepaid and other current assets	3,885	2,427
Work in process	5,920	4,702
Total current assets	45,129	38,602
Property, Plant and Equipment
Land	—	200
Buildings and improvements	208	1,257
Plant facilities and store fixtures	1,337	1,209
Machinery and equipment	90,696	81,104
	92,241	83,770
Less: accumulated depreciation	68,331	63,810
Net Property, Plant and Equipment	23,910	19,960
Other Assets	24	77
TOTAL ASSETS	$69,063	$58,639
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable, current portion of long-term debt and capital lease	$11,770	$10,089
Accounts payable	7,952	6,883
Accrued expenses	12,879	11,478
Accrued interest	2	76
Unearned revenue	4,884	10,615
Foreign income taxes payable	3,247	217
Total current liabilities	40,734	39,358
Long-term debt and capital lease obligations	7,666	10,023
Other liabilities and deferred credits	1,022	863
Total liabilities	49,422	50,244
Stockholders’ equity:
Preferred stock, $.001 par value. Authorized 5,000,000 shares 8% convertible preferred series, liquidation value $100 per share; issued and outstanding 0 and 3,464 at December 31, 2005 and 2004, respectively	—	354
Common stock, $.001 par value. Authorized 5,000,000 shares; issued and outstanding 2,769 shares at December 31, 2005 and 2004, respectively	—	—
Additional paid-in capital	179,126	178,769
Accumulated deficit	(158,220)	(169,364)
Accumulated other comprehensive loss	(1,265)	(1,364)
Total stockholders’ equity	19,641	8,395
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$69,063	$58,639

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Years ended December 31,
	2005	2004	2003
Revenues
Seismic acquisition	$127,316	$78,017	$63,355
Total revenues	127,316	78,017	63,355
Expenses
Seismic operating expenses	93,572	67,107	51,709
Depreciation and amortization	8,628	7,918	10,770
General and administrative	10,579	7,482	9,956
Total expenses	112,779	82,507	72,435
Operating (loss) income	14,537	(4,490)	(9,080)
Gain on sale of assets	1,558	933	1,659
Income (loss) from operations	16,095	(3,557)	(7,421)
Interest expense	(1,294)	(1,011)	(7,038)
Interest income	182	145	171
Gain on forgiveness of debt	—	—	42,651
Other income (expense)	(435)	94	961
Total other (expenses) income	(1,547)	(772)	36,745
Income (loss) before income tax	14,548	(4,329)	29,324
Provision for income tax	3,376	897	774
Net income (loss)	$11,172	$(5,226)	$28,550

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Consolidated Statements of Stockholders’ Equity

(In Thousands)

	Cumulative Pay-in-Kind Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances at January 1, 2003	$67,155	$15	$58,867	$(186,886)	$(2,094)	$(62,943)
Issuance of preferred stock dividends	5,775	—	—	(5,775)	—	—
Conversion of preferred stock	(72,603)	—	72,603	—	—	—
Conversion of convertible demand note	—	—	4,754	—	—	4,754
Capital contributions	—	—	42,537	—	—	42,537
Reverse stock split	—	(15)	15	—	—	—
Cancellation of stock options	—	—	(7)	—	—	(7)
Translation adjustment	—	—	—	—	514	514
						—
Net loss	—	—	—	28,550	—	28,550
Comprehensive loss						29,064
Balances at December 31, 2003	327	—	178,769	(164,111)	(1,580)	13,405
Issuance of preferred stock dividends	27	—	—	(27)	—	—
Translation adjustment	—	—	—	—	216	216
						—
Net income	—	—	—	(5,226)	—	(5,226)
Comprehensive income						(5,010)
Balances at December 31, 2004	354	—	178,769	(169,364)	(1,364)	8,395
Issuance of preferred stock dividends	28	—	—	(28)	—	—
Conversion of preferred stock	(357)	—	357	—	—	—
Redemption of preferred stock	(25)	—	—	—	—	(25)
Translation adjustment	—	—	—	—	99	99
Net income	—	—	—	11,172	—	11,172
Comprehensive income						11,271
Balances at December 31, 2005	$—	$—	$179,126	$(158,220)	$(1,265)	$19,641

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Year ended December 31,
	2005	2004	2003
Cash Flow from Operating Activities
Net income (loss)	$11,172	$(5,226)	$28,550
Adjustment to reconcilie net income (loss) to net cash provided by operating activities:
Provisions for doubtful accounts	154	36	36
Depreciation and amortization	8,628	7,918	10,298
Amortization of multi-client data liabrary	—	—	472
Gain on the sale of fixed assets	(1,558)	(933)	(1,659)
Gain on the forgiveness of debt	—	—	(42,651)
Foreign exchange loss	663	409	112
Cancellation of stock options	—	—	(7)
Other non-cash item	—	—	26
Changes in operating assets and liabilities:
Accounts receivable	(4,724)	(14,223)	7,345
Inventories	(7)	(123)	213
Prepaid expenses	(1,458)	(400)	159
Work in process	(1,218)	(3,096)	(499)
Other assets	53	(72)	792
Accounts payable	1,069	3,221	(2,639)
Accrued expenses	(4,404)	14,195	1,268
Foreign income taxes payable	3,030	(138)	(2,161)
Other liabilities and deferred credits	159	481	(477)
Net cash (used in) provided by operating activities	11,559	2,049	(822)
Cash flows from investing activities
Capital expenditures	(5,646)	(4,058)	(1,309)
Proceeds from the sales of property and equipment	2,434	1,835	3,042
Change to restricted cash	(486)	(463)	858
Net cash used in investing activities	(3,698)	(2,686)	2,591
Cash flows from financing activities
Borrowings made during the period	16,722	13,515	6,466
Repayment on borrowings during the period	(25,196)	(7,800)	(11,531)
Redemptions of preferred stock	(25)	—	—
Net cash provided by (used in) financing activities	(8,499)	5,715	(5,065)
Effect of foreign currency on cash	(574)	(209)	(113)
Net (decrease) increase in cash and cash equivalents	(1,212)	4,869	(3,409)
Cash and cash equivalents, beginning of year	7,865	2,996	6,405
Cash and cash equivalents, end of year	$6,653	$7,865	$2,996
Non-cash investing and financing activities consisted of the following:
Property and equipment acquired through issuance of debt	$7,798	$4,314	$5,430
Dividends paid in preferred in kind	$28	$27	$5,775
Conversion of preferred stock	$357	$—	$72,603
Retirement of common stock	$—	$—	$15

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:   Grant Geophysical, Inc., a Delaware corporation (together with its subsidiaries, “Grant,” or the “Company”), is a provider of seismic data acquisition services in land and transition zone environments in selected markets, including the United States, Canada, Latin America, Africa, the Middle East and the Far East. Through its predecessors, including GGI Liquidating Corporation (“GGI”), and its acquired subsidiary, Solid State Geophysical, Inc. (“Solid State”), together with their respective subsidiaries, the Company has participated in the seismic data acquisition services business in the United States, Canada, Latin America, Europe, the Far East, the Middle East, and Africa.

Principles of Consolidation:   The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenues:   Revenue from cancelable exclusive seismic surveys is recognized as the services are performed or, when applicable, in accordance with contract terms. Anticipated losses on survey contracts are recognized when such losses are determinable. Revenue from non-cancelable exclusive and non-exclusive seismic surveys is recognized in accordance with the percentage of completion method of accounting based upon costs incurred as a percentage of total estimated costs. The Company does not currently have any non-cancelable contracts and they are not common for the Company.

Revenue from the licensing of multi-client data surveys is recognized upon issuance of the license and when the Company obtains a non-cancelable commitment from the customer.

In some cases, the Company utilizes third parties to market the multi-client data surveys the Company owns with a revenue sharing agreement in place with the third party and in one case, the Company maintains a revenue sharing in data that it previously sold to a third party. As of December 31, 2005, 2004 and 2003, the Company’s revenues include $4.4, $0.7 and $1.1 million, respectively, of revenues received under these revenue sharing agreements. One of the Company’s revenue sharing agreements calls for changes in the revenue sharing percentages at varying levels of cumulative sales. Therefore, current or past revenue levels related to these revenue sharing agreements are not necessarily indicative of future sales.

Cash and Cash Equivalents:   For purposes of the consolidated statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

The Company maintains deposits in banks which may exceed the amount of federal deposit insurance available. Management believes that any potential deposit loss is minimal.

Restricted Cash:   At December 31, 2005, 2004 and 2003, restricted cash was $948,617 and $462,740 and $0, respectively, which included amounts held as collateral for letters of credit or performance guarantees.

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts:   Earnings are charged with a provision for doubtful accounts based upon current review of collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Inventory:   Inventory, which consists primarily of miscellaneous supplies, is stated at the lower of cost or market. Cost is determined using the specific identification method.

Work in Process:   Expenses related to the work in progress of seismic crews are deferred and recognized over the performance of the contract.

Property, Plant and Equipment:   Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease.

Depreciation is provided principally by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings and improvements	5-20 years
Data processing equipment	3-5 years
Plant facilities and store fixtures	5-10 years
Seismic exploration and transportation equipment	3-10 years

Plant and equipment held under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance and repairs are charged to operations. Betterments and major renewals are capitalized. Amortization of assets recorded under capital leases is included in depreciation and amortization expense. Depreciation expense on property, plant and equipment for the years ended December 31,2005, 2004, and 2003, was $8.6 million, $7.9 million, and $10.3 million respectively.

Multi-Client Data Library:   The Company’s multi-client data library was fully amortized in 2003 and no additional multi-client data was acquired during the years 2005 and 2004.

Asset Impairment:   In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” the Company evaluates the recoverability of property and equipment, and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. There were no impairment charges during 2005, 2004 or 2003.

Use of Estimates:   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates relate to estimated future net cash flows related to long-lived assets and valuation allowances for deferred tax assets. Actual results could differ materially from these estimates making it reasonably possible that a change in these estimates could occur in the near term.

Advertising:   Advertising costs are expensed as incurred. Advertising costs totaled $210,353, $130,734 and $138,259 for the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications:   Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to classifications in the 2005 consolidated financial statements.

Foreign Exchange Gains and Losses:   The United States (“U.S.”) dollar is the Company’s primary functional currency in all foreign locations with the exception of its Canadian subsidiary. In accordance with SFAS No. 52, “Foreign Currency Translation”, those foreign entities (other than Canada) translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition, while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Re-measurement gains and losses are included in the determination of net income and are reflected in “Other Income (Expense)”. The Canadian subsidiary uses the Canadian dollar as functional currency and translate all monetary and non-monetary assets and liabilities at year-end exchange rates, and operating results at average exchange rates prevailing during the year in accordance with SFAS No. 52. Adjustments resulting from the translation of Canadian assets and liabilities are recorded as Accumulated Other Comprehensive Income (Loss) account in Stockholders’ Equity.

Income Taxes:   Under the asset and liability method required by SFAS No. 109 “Accounting for Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently reinvested.

NOTE B — SIGNIFICANT RISKS AND MANAGEMENT’S PLANS

The Company has incurred significant losses from operations in the past. These losses stem primarily from depressed market conditions and lower contract prices. Management believes that restructuring initiatives and improved market conditions have played an important role in allowing the Company to return to profitability.

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE B — SIGNIFICANT RISKS AND MANAGEMENT’S PLANS (Continued)

The Company’s products and services are highly competitive and characterized by continual changes in technology. Competitive pressures or other factors such as entry of new competitors, currency fluctuations, government exchange controls, local labor laws and political risk may result in significant price competition that could have a material adverse effect on the Company’s operations and financial condition.

Future technological advances could require the Company to make significant capital expenditures to remain competitive. The Company competes in a capital intensive industry. The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years, and the Company expects this trend to continue.

The liquidity of the Company should be considered in light of the cyclical nature of demand for land and transition zone seismic services. These fluctuations have impacted the Company’s liquidity as supply and demand factors directly affect pricing.

The Company’s ability to meet its obligations depends on its future performance, which in turn is subject to general economic conditions, activity levels in the oil and gas exploration sector, and other factors beyond the Company’s control. While management believes there has been a global and industry-wide improvement in market conditions for seismic services, funds to finance operations are expected to remain limited through 2006.

See Note D for discussion of the Company’s credit facility. Management believes that this facility will be sufficient to meet its obligations and working capital requirements through January 2007.

NOTE C — CUSTOMER AND VENDOR CONCENTRATIONS

For the years ended December 31, 2005 and 2004, revenues from three customers totaled approximately $49 and $27 million, representing 39% and 35%, respectively, of total revenues. For the year ended December 31, 2003, revenues from two customers totaled approximately $29 million, representing 40% of total revenues.

The Company purchases a large amount of equipment and inventory from a relative small number of suppliers. However, the Company believes there are adequate alternatives available.

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE D — DEBT AND OTHER FINANCINGS

A summary of notes payable, long-term debt, and capital lease obligations is as follows (in thousands):

	December 31,
	2005	2004	2003
Revolving Credit Lines and Term Loans:
U.S. Operations
Credit Facility with shareholder — 5.0%	$5,250	$5,500	$—
Equipment notes payable — 7.75% to 8.75% (9.25% in 2004)	6,570	3,830	957
Other notes payable — 6.5% to 10.38%	—	997	980
Capital lease obligations — 6.22% to 14.79%	3,316	6,115	8,146
	15,136	16,442	10,083
Non-U.S. Operations:
Short-term bank borrowings	1,438	1,809	—
Credit facilities	2,862	1,861	—
	4,300	3,670	—
Total Debt	19,436	20,112	10,083
Less: current portion	(11,770)	(10,089)	(2,995)
Notes payable, long-term debt and capital lease obligations excluding current portion	$7,666	$10,023	$7,088

U.S. Operations:

Credit facility with shareholder:   On May 7, 2004, the Company entered into a loan agreement with one of its shareholders for the issuance of a $6 million revolving credit note. Under the facility, the Company can draw up to $5 million as necessary for working capital requirements and an additional $1 million, at the sole discretion of the shareholder. All of the assets of the Company are being held as collateral under this facility, the facility will mature on May 6, 2007, and any unpaid principal and interest is due on that date.

During 2003, the Company was in negotiations with its main shareholder and the holders of certain Senior Notes issued by the Company regarding the $43.7 million of Senior Notes outstanding. On October 13, 2003, the Company issued Convertible Demand Notes (the “Demand Notes”) to its shareholders totaling $4.7 million. The majority of the proceeds from the Demand Notes were used to repurchase the Senior Notes leaving none outstanding as of December 31, 2003. The repurchase of the Senior Notes resulted in a pre-tax gain on forgiveness of debt amounting to $42.7 million.

On December 5, 2003, the shareholders exercised their conversion rights under the Demand Notes and converted the outstanding principal and interest amounts into additional shares of common stock in the Company and through execution of the Grant Contribution Agreement (the “Contribution Agreement”), contributed all amounts outstanding, including principal and interest,

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE D — DEBT AND OTHER FINANCINGS (Continued)

under a certain credit facility issued to the Company, to the Additional Paid-In Capital of the Company, including an agreement for the sale, with recourse retained, of certain of its foreign accounts receivable.

Equipment notes and capital leases:   The Company has certain equipment notes payable and capital lease obligations which are primarily related to the acquisition of seismic recording equipment.

At December 2005, 2004 and 2003, the cost of capitalized leases was $13.6, $13.2 and $12.6 million, respectively, and the accumulated amortization was $9.0, $6.6 and $3.9 million at December 31, 2005, 2004 and 2003, respectively.

Non-U.S. Operations:

Short term borrowings:   As of December 31, 2005 and 2004, the short term borrowings were contracted by Latin American branches at annual interest rates ranging from 8.5% up to 10%. (9.5% to 27% in 2004).

Credit facilities:   Credit facilities as of December 31, 2005 consisted of a credit facility that was contracted by a Far East subsidiary for an amount up to $3,180,000, maturing February 2006. As of December 31, 2004, this consisted of a credit facility that was contracted by a Latin American branch for an amount up to $1,861,000.

As of December 31, 2005, the maturities of the Company’s credit facilities, notes payable and capital lease obligations are as follows (in thousands):

Year Ending December 31,	Credit Facilities	Notes Payable	Capital Leases	Total
2006	$5,903	$3,358	$2,509	$11,770
2007	6,116	472	1,060	7,648
2008	—	—	7	7
2009	—	—	7	7
2010	—	—	4	4
	$12,019	$3,830	$3,587	$19,436

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE E — INCOME TAXES

The amounts of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Domestic	$1,325	$(3,316)	$35,171
Foreign	13,223	(1,013)	(5,847)
	$14,548	$(4,329)	$29,324

The components of income tax expense are as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Current:
Federal	$452	$—	$—
Foreign	4,838	897	774
Deferred:
Federal	(452)	—	—
Foreign	(1,462)	—	—
	$3,376	$897	$774

The total income tax expense (benefit) is different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes. The reasons for these differences were as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Income tax expense (benefit) at U.S. federal rate	$5,092	$(1,638)	$10,263
Increases (reductions) in taxes from:
Foreign income taxed at more (less) than U.S. rate	(1,716)	2,565	(1,015)
Losses (income) with no tax benefit (expense) expected	—	(30)	(8,474)
Income tax expense recorded	$3,376	$897	$774

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE E — INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	Year Ended December 31,
	2005	2004	2003
Deferred tax assets:
Property, plant and equipment, principally due to differences in depreciation	$2,008	$6,174	$16,623
Goodwill amortization	—	—	4,928
Financing costs	—	—	4
Research and development costs	—	—	453
Allowance for doubtful accounts and other accruals	179	126	139
Net capital loss carryforwards	—	—	543
Net operating loss carry-forwards	22,575	22,856	28,983
Total deferred tax assets	24,762	29,156	51,673
Valuation allowance	(24,762)	(29,156)	(51,673)
Net deferred tax assets (liabilities)	$—	$—	$—

A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not. Adjustments are also made to recognize the expiration of net operating loss carry-forwards, with equal and offsetting adjustments to the related deferred tax asset.

As of December 31, 2005, Grant has approximately $47.5 million in U.S. net operating loss carry-forwards and $17.0 million in non-U.S. net operating loss carry-forwards. Such tax loss carry-forwards expire in varying amounts during the periods from 2006 through 2025, except for $800,000 of the non-U.S. tax loss carry-forward, which has an indefinite carry-forward period.

Internal Revenue Service regulations restrict the utilization of U.S. net operating loss carry-forwards and other tax benefits for any company in which an “ownership change” (as defined in Section 382 of the Internal Revenue Code) has occurred. Grant has concluded that two “ownership changes” have occurred. The first occurred in connection with the GGI reorganization on September 30, 1997. The utilization of GGI’s U.S. net operating loss carry-forwards existing at this date is limited to approximately $704,000 per year. The second “ownership change” occurred on December 30, 1997 as a result of the reorganization of Solid State. The utilization of Solid State’s U.S. net operating losses at this date is limited to approximately $125,000 per year.

NOTE F — OTHER LIABILITIES AND DEFERRED CREDITS

As of December 31, 2005, 2004 and 2003, the Other Liabilities and Deferred Credits include $980,000, $856,000, and $382,000, respectively of remittance tax from its Colombian branches. The remittance tax

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE F — OTHER LIABILITIES AND DEFERRED CREDITS (Continued)

represents a 7% tax on the branches net income; however the payments can be deferred and subsequently forgiven if the annual profits are reinvested in Colombia for more than five years.

NOTE G — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Methodology and assumptions used to assess fair value of classes of financial instruments are as follows:

Cash and Short-term Financial Instruments:   The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturities of such instruments.

Long-tern Debt:   The carrying values of the Company’s long-term debt instruments approximate their fair values. Grant’s long-tern debt has been estimated based on current quoted market prices for the same or similar issues, or on the current rates offered to Grant for debt of the same remaining maturities.

NOTE H — EMPLOYEE BENEFIT PLANS

Employment Retirement Savings Plan:   GGI had established a defined contribution plan covering substantially all U.S. and certain foreign employees whereby participants can elect to contribute between 1% to 15% of their annual salary. On the Effective Date, GGI assumed and assigned the plan to Grant. Under the plan, the employer may contribute, on a discretionary basis, one-half of the participant’s contribution percentage up to 6% (limited to 3% of any employee’s annual salary). The plan was amended in June 1997 to eliminate the employer’s option to contribute common stock so that discretionary contributions may be made only in the form of cash. Effective January 1, 2005 employees could contribute up to 30% of their annual salaries, and effective April 1, 2006 the employer match increased to a maximum 4.5%. Matching contributions to the plan by Grant for the years ended December 31, 2005, 2004 and 2003 totaled $88,000, $37,000, and $28,000, respectively.

NOTE I — PHANTOM STOCK AGREEMENT

On January 1, 2004, the Company entered into agreements with certain key members of management whereby each participating employee was awarded Phantom Stock Units (the “Units”). The total number of Units awarded will entitle the employees holding those Units to receive an amount equal, in the aggregate, to 6.5% of the proceeds received by the stockholders from the transfer (by sale, merger, or otherwise) of 50% or more of the outstanding stock in the Company.

Under the terns of the agreement signed by each participating employee and the Company, one-third of the Units become “contingently vested” on January 1, 2005, 2006, and 2007. However, the Units will fully vest (whether or not contingently vested) upon death or disability of a participating employee or upon acquisition of 50% or more of the Company’s outstanding common stock by any person other than the stockholders. Under an involuntary termination, all of the Units held by an employee that have become contingently vested on the date of such termination becomes fully vested on that date. If employment is

Grant Geophysical, Inc. and subsidiaries
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005, 2004 and 2003

NOTE I — PHANTOM STOCK AGREEMENT (Continued)

terminated for any other reason, all of the Units (whether or not contingently or fully vested) are immediately forfeited.

No compensation expense was recorded for the years ended December 31, 2005 and 2004, as amounts related to the Units are payable, on a pro-rata basis, only upon acquisition of 50% or more of the Company’s outstanding common stock by any person other than the stockholders; whether or not contingently or partially vested.

NOTE J — STOCKHOLDERS’ EQUITY

During the years 2005, 2004, and 2003 dividend requirements on Grant’s pay-in-kind preferred stock were $28,000, $27,000, and $5.8 million respectively, representing 288, 254 and 57,696 shares, respectively, of 8% Convertible Preferred Stock.

During 2005, the Company chose to redeem the 8% Convertible preferred stock for a liquidation value of $100/share plus accrued and unpaid dividends. However, as the preferred stock was convertible, the holders had the option to covert their shares into the Company’s common stock. As a result, there was no preferred stock outstanding at December 31, 2005.

NOTE K — COMMITMENTS AND CONTINGENCIES

Grant is involved in various claims and legal actions arising in the ordinary course of business. Management of GGI and management of Grant are of the opinion that none of the claims and actions will have a material adverse impact on GGI’s or Grant’s financial position, results of operations or cash flows.

As of December 31, 2005, the Company has non-cancelable operating leases for office and warehouse space, and equipment with remaining terms ranging from approximately one to four years. The future minimum lease payments under the various non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
2006	$1,018
2007	391
2008	147
$1,556

Rental expense was $16.9 million, $2.3 million, and $8.7 million for 2005, 2004 and 2003, respectively.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,028	$6,653
Restricted cash	—	949
Accounts receivable — trade, net	15,411	25,659
Accounts receivable — other	964	1,635
Inventory	347	428
Prepaid and other current assets	3,757	3,885
Work in progress	1,997	5,920
TOTAL CURRENT ASSETS	29,504	45,129
PROPERTY, PLANT AND EQUIPMENT
Cost	96,664	92,241
Less: accumulated depreciation	73,321	68,331
NET PROPERTY, PLANT AND EQUIPMENT	23,343	23,910
OTHER ASSETS	22	24
TOTAL ASSETS	$52,869	$69,063
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, current portion of long-term debt and capital lease obligations	$7,399	$11,770
Accounts payable	6,788	7,952
Accrued expenses	12,189	12,879
Accrued interest	—	2
Unearned revenue	640	4,884
Foreign income taxes payable	1,803	3,247
TOTAL CURRENT LIABILITIES	28,819	40,734
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	993	7,666
OTHER LIABILITIES AND DEFERRED CREDITS	790	1,022
TOTAL LIABILITIES	30,602	49,422
STOCKHOLDERS’ EQUITY
Preferred stock, $.001 par value, authorized 5,000,000 shares 8% convertible preferred series, liquidation value $100 per share; issued and outstanding	—	—
Common stock, $.001 par value, authorized 5,000,000 shares; issued and outstanding 2,769 shares	—	—
Additional paid-in capital	179,126	179,126
Accumulated deficit	(155,594)	(158,220)
Accumulated other comprehensive loss	(1,265)	(1,265)
TOTAL STOCKHOLDERS’ EQUITY	22,267	19,641
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$52,869	$69,063

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS)

	Six Months Ended June 30,
	2006	2005
REVENUES	$73,601	$67,939
DIRECT OPERATING EXPENSES	59,457	54,209
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6,370	4,608
DEPRECIATION AND AMORTIZATION	5,372	3,893
GAIN (LOSS) ON SALE OF ASSETS	(73)	1,294
OPERATING INCOME	2,329	6,523
OTHER INCOME (EXPENSE)
Interest expense	(666)	(763)
Interest income	458	75
Foreign Exchange gain (loss)	711	(349)
Other, net	249	102
TOTAL OTHER INCOME (EXPENSE)	752	(935)
INCOME BEFORE PROVISION FOR INCOME TAX	3,081	5,588
PROVISION FOR INCOME TAX	455	1,035
NET INCOME	2,626	4,553
PREFERRED DIVIDENDS	—	12
NET INCOME APPLICABLE TO COMMON STOCK	$2,626	$4,541

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
SIX MONTHS ENDED JUNE 30, 2006
(IN THOUSANDS)

	Cumulative Pay-in-Kind Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances at January 1, 2006	$—	$—	$179,126	$(158,220)	$(1,265)	$19,641
Net income	—	—	—	2,626	—	2,626
Comprehensive income						2,626
Balances at June 30, 2006	$—	$—	$179,126	$(155,594)	$(1,265)	$22,267

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Six Months Ended June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,626	$4,553
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	30	24
Depreciation and amortization expense	5,372	3,893
Loss (gain) on the sale of fixed assets	73	(1,294)
Foreign exchange (gain) loss	(711)	349
Changes in operating assets and liabilities:
Restricted cash	949	463
Accounts receivable	10,889	8,501
Inventory	81	243
Prepaid expenses	128	447
Work-in-process	3,923	3,986
Other assets	2	39
Accounts payable	(1,164)	(1,751)
Accrued expenses	(4,936)	(11,158)
Foreign income taxes payable	(1,444)	677
Other liabilities and deferred credits	(232)	61
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,586	9,033
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,037)	(1,618)
Proceeds from the sale of property and equipment	16	1,950
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,021)	332
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings made during the year	5,849	6,666
Repayment on borrowings during the year	(17,750)	(16,873)
NET CASH USED IN FINANCING ACTIVITIES	(11,901)	(10,207)
EFFECT OF FOREIGN CURRENCY ON CASH	711	(199)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	375	(1,041)
CASH AND CASH EQUIVALENTS, beginning of period	6,653	7,865
CASH AND CASH EQUIVALENTS, end of period	$7,028	$6,824

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE A — BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. The accompanying condensed consolidated financial statements include all adjustments, including normal recurring accruals, which, in the opinion of management, are necessary in order to make the condensed consolidated financial statements not misleading. The unaudited condensed consolidated financial statements and notes thereto and the other financial information contained in this report should be read in conjunction with audited financial statements and its respective notes. The results of operations for the six month period ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Exchange Gains and Losses:   The United States (“U.S.”) dollar is the Company’s primary functional currency in all foreign locations. In accordance with SFAS No. 52, “Foreign Currency Translation”, those foreign entities translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition, while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Re-measurement gains and losses are included in the determination of net income and are reflected in “Other Income (Expense)”.

Effective January 1, 2006, the functional currency of the Canadian subsidiary was changed from the Canadian Dollar to the U.S. Dollar. Accumulated Other Comprehensive Loss reported in the Consolidated Statements of Stockholders’ Equity before January 1, 2006 totaled $1.3 million and consisted solely of the cumulative foreign currency translation adjustment in the Canadian subsidiary prior to changing the functional currency.

NOTE C — RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
JUNE 30, 2006

NOTE C — RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. Management does not expect the new standard to have any material impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for the Company as of January 1, 2007. Management does not expect the new standard to have any material impact on the Company’s financial position or results of operations.

NOTE D — CONTINGENCIES

Grant is involved in various claims and legal actions arising in the ordinary course of business. Management of GGI and management of Grant are of the opinion that none of the claims and actions will have a material adverse impact on GGI’s or Grant’s financial position, results of operations or cash flows.

Due to the multiple locations in which the Company’s services are performed, the Company from time to time is subject to examinations from local tax authorities which could possibly result in tax liabilities. As of the date of the balance sheet management is not aware of any possible material contingencies.

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trace Energy Services Ltd.

We have audited the accompanying consolidated balance sheets of Trace Energy Services Ltd. as of December 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trace Energy Services Ltd. as of December 31, 2004 and 2003, and the results of their operations and their cash flows each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

/s/ “KPMG LLP”

Chartered Accountants
Calgary, Canada

April 29, 2005 (except as to note 12, which is at November 2, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trace Energy Services Ltd.

We have reviewed the accompanying interim financial statements of Trace Energy Services Ltd. as of September 30, 2005, and for the nine-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ “KPMG LLP”

Chartered Accountants
Calgary, Canada

January 6, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TRACE ENERGY SERVICES LTD.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

	September 30,	December 31,
	2005	2004	2003
	(unaudited)
Assets
Current assets:
Cash	$1,098,294	$942,822	$1,200,229
Accounts receivable	8,828,592	5,945,444	8,287,981
Income taxes recoverable	183,455	—	213,908
Work-in-progress	202,820	810,377	413,875
Prepaid expenses and deposits	889,292	476,273	255,800
Assets of discontinued operations (note 2)	—	2,126,012	4,632,410
	11,202,453	10,300,928	15,004,203
Property and equipment (note 3)	28,479,663	26,136,102	19,921,224
Assets of discontinued operations (note 2)	—	—	8,869,351
	$39,682,116	$36,437,030	$43,794,778
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 4)	$2,624,863	$3,505,602	$675,494
Accounts payable and accrued liabilities	6,267,689	5,183,774	5,718,787
Deferred revenue	—	—	2,278,117
Current portion of long-term debt (note 4)	4,706,569	3,894,172	3,293,557
Loan payable to related party (note 5)	—	—	47,077
Income taxes payable	642,207	59,524	—
Liabilities of discontinued operations (note 2)	—	—	2,711,410
	14,241,328	12,643,072	14,724,442
Long-term debt (note 4)	10,783,529	10,020,518	9,244,545
Future income tax liability (note 6)	2,074,158	1,997,865	1,537,038
Non-controlling interest	118,382	121,776	119,415
Shareholders’ equity:
Share capital (note 7)	20,333,689	20,200,399	28,067,064
Shareholder loan (note 7)	(266,625)	(133,335)	—
Contributed surplus (note 7)	58,296	29,214	—
Deficit	(7,660,641)	(8,442,479)	(9,897,726)
	12,464,719	11,653,799	18,169,338
Commitments (note 8)
Subsequent event (note 12)
	$39,682,116	$36,437,030	$43,794,778

See accompanying notes to consolidated financial statements.

On behalf of the Board:
Director
Director

TRACE ENERGY SERVICES LTD.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Contract revenue	$47,620,314	$51,360,580	$60,384,178	$54,298,853	$36,413,539
Third party costs	19,102,927	25,947,337	28,012,013	24,433,856	14,011,688
Net contract revenue	28,517,387	25,413,243	32,372,165	29,864,997	22,401,851
Cost of sales	20,568,437	18,327,983	22,420,974	22,873,386	15,914,322
Gross profit	7,948,950	7,085,260	9,951,191	6,991,611	6,487,529
General and administrative expenses	3,154,950	2,846,197	4,073,963	3,410,029	3,236,409
Earnings before amortization depreciation, interest, income taxes and other	4,794,000	4,239,063	5,877,228	3,581,582	3,251,120
Depreciation of property and equipment	2,949,476	2,088,291	2,962,201	2,028,143	3,566,486
Loss (gain) on sale of property and equipment	(16,606)	328,001	254,270	632,319	9,723
Interest on long-term debt	541,661	480,118	654,802	478,813	1,336,381
Other interest expense	82,867	77,391	110,113	546,172	78,509
Foreign exchange (gain) loss)	26,433	241,658	363,076	338,922	(14,357)
Interest and other income	(17,714)	(12,787)	(20,450)	(61,033)	(47,254)
Other (income) expenses	(71,114)	179,695	180,208	—	330,800
	3,495,003	3,382,367	4,504,220	3,963,336	5,260,288
Earnings (loss) from continuing operations before income taxes	1,298,997	856,696	1,373,008	(381,754)	(2,009,168)
Income taxes (note 6):
Current	904,244	921,493	708,477	392,686	714,923
Future (reduction)	(78,354)	(124,010)	460,828	(93,027)	(1,624,500)
	825,890	797,483	1,169,305	299,659	(909,577)
Earnings (loss) from continuing operations	473,107	59,213	203,703	(681,413)	(1,099,591)
Non-controlling interest	3,394	(4,355)	(2,361)	(2,200)	(117,215)
Earnings (loss) before discontinued operations)	476,501	54,858	201,342	(683,613)	(1,216,806)
Earnings from discontinued operations (note 2)	305,337	1,129,071	1,253,905	569,405	(334,024)
Net earnings (loss)	781,838	1,183,929	1,455,247	(114,208)	(1,550,830)
Deficit, beginning of period	(8,442,479)	(9,897,726)	(9,897,726)	(3,389,997)	(1,839,167)
Excess of amount paid over book value of share capital repurchased (note 7(b))	—	—	—	(6,393,521)	—
Deficit, end of period	$(7,660,641)	$(8,713,797)	$(8,442,479)	$(9,897,726)	$(3,389,997)

See accompanying notes to consolidated financial statements.

TRACE ENERGY SERVICES LTD.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Cash provided by (used in):
Operations
Net earnings (loss)	$781,838	$1,183,929	$1,455,247	$(114,208)	$(1,550,830)
Items not involving cash:
Depreciation of property and equipment	2,949,476	2,088,291	2,962,201	2,028,143	3,566,486
Future income taxes (reduction)	(78,354)	(124,010)	460,828	(93,027)	(1,624,500)
Loss (gain) on sale of property and equipment	(16,606)	328,001	254,270	632,319	9,723
Fair value of stock-based compensation	29,082	—	29,214	—	—
Non-controlling interest	(3,394)	4,355	2,361	2,200	117,215
Changes In non-cash working capital items:
Accounts receivable	(2,883,148)	(2,439,920)	2,342,537	(3,624,023)	501,658
Income taxes recoverable	(183,455)	15,533	213,908	(208,158)	721,419
Work-in-progress	607,557	55,131	(396,502)	(357,776)	421,276
Prepaid expenses and deposits	(413,019)	(449,377)	(220,473)	288,331	(130,094)
Accounts payable and accrued liabilities	2,028,738	981,140	(1,479,837)	1,604,013	(130,266)
Income taxes payable	582,683	219,922	59,524	(129,663)	129,663
Deferred revenue	—	(1,448,650)	(2,278,117)	1,697,288	580,829
	3,401,398	414,345	3,405,161	1,725,439	2,612,579
Discontinued operations:
Funds from discontinued operations	2,270,458	4,722,042	6,898,836	4,689,237	574,527
Changes in non-cash working capital balance of discontinued operations	10,200	2,634,645	(205,011)	(1,064,824)	2,024,570
	5,682,056	7,771,032	10,098,986	5,349,852	5,211,676
Financing:
Reduction of share capital	—	(8,000,000)	(8,000,000)	—	—
Repurchase of share capital	—	—	—	(7,076,410)	—
Repayment of long-term debt	(3,924,592)	(11,156,101)	(12,025,008)	(11,367,039)	(2,192,041)
Advance of long-term debt	5,500,000	10,751,797	13,401,595	5,934,988	—
Bank indebtedness	(880,739)	2,823,160	2,830,108	657,747	(941,898)
Repayment of loan payable to related party	—	(42,219)	(47,077)	(52,276)	(55,647)
	694,669	(5,623,363)	(3,840,382)	(11,902,990)	(3,189,586)

See accompanying notes to consolidated financial statements.

TRACE ENERGY SERVICES LTD.
Consolidated Statements of Cash Flows (Continued)
(Stated in Canadian Dollars)

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Investing:
Proceeds on sale of Hertz	—	—	—	10,590,117	—
Proceeds on sale of Australian operations	—	2,000,000	2,000,000	—	—
Purchase of property and equipment	(5,459,380)	(3,851,993)	(9,874,869)	(6,770,734)	(609,207)
Proceeds on sale of property and equipment	182,951	284,257	414,034	398,930	337,892
Change in non-cash working capital accounts payable and accrued liabilities	(944,824)	58,942	944,824	—	6,999
	(6,221,253)	(1,508,794)	(6,516,011)	4,218,313	(264,316)
Increase (decrease) in cash during the period	155,472	638,875	(257,407)	(2,334,825)	1,757,774
Cash, beginning of period	942,822	1,200,229	1,200,229	3,535,054	1,777,280
Cash, end of period	$1,098,294	$1,839,104	$942,822	$1,200,229	$3,535,054
Supplemental cash flow disclosure:
Interest paid	$629,346	$551,403	$752,423	$1,026,733	$1,437,434
Income taxes paid	$279,010	$692,020	$1,010,107	$479,008	$(393,884)

See accompanying notes to consolidated financial statements.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

1.   Significant accounting policies:

(a)         Consolidated financial statements:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of Trace Energy Services Ltd. (“Trace” or the “Company”) and those of its wholly-owned subsidiary, Trace Energy Services Inc. The accounts of the Company’s 49%-owned investees, Delta Trace Ltd., Trace Energy Services (Sahtu) Ltd. and Trace Energy Services (Inuvialuit) Ltd. have also been consolidated on the basis that the Company appoints the majority of that company’s directors. During 2003, two former wholly-owned subsidiaries, Hertz Drilling Inc. (“Hertz”) and Lone Wolf Equipment & Rentals Ltd., were wound-up into Trace. During 2004, the Company sold its investment in its wholly-owned subsidiary Trace Energy Services Pty Ltd.

(b)         Foreign currency translation:

Amounts transacted in U.S. Dollars, Argentinean Pesos, and Australian Dollars have been translated into Canadian funds on the following basis:

      (i)  Property and equipment at the exchange rate at the time of purchase.

  (ii)  Monetary assets and liabilities at the year-end exchange rate.

(iii) Revenue and expenses at the average exchange rate during the year.

Foreign exchange gains or losses are recorded in operations.

(c)          Revenue recognition:

The Company’s services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

1.   Significant accounting policies: (Continued)

(d)        Property and equipment:

Property and equipment are recorded at cost. Depreciation is provided assuming residual values and using rates and methods as follows:

	Residual Value	Rate and method
Building	4%	25 years declining — balance
Recording equipment	10%-25%	3-10 years straight-line
Drilling equipment	25%	5-10 years straight-line
Vehicles and trailers	10%-25%	2-10 years straight-line
Survey equipment	25%	4 years straight-line
Office equipment	—	3-10 years straight-line
Leasehold improvements	—	Straight-line over life of lease

(e)         Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the “temporary differences” between the accounting basis and the income tax basis of the Company’s assets and liabilities measured using the currently enacted, or substantially enacted, income tax rates in effect when these differences are expected to reverse. The Company provides a valuation allowance to reduce any tax assets to the amount that is more likely than not to be recovered.

(f)           Stock-based compensation:

The Company has a stock-based compensation plan which is described in note 7(c). At January 1, 2004 the Company adopted the fair value method of accounting for stock-based compensation, under which a compensation expense is measured at the grant date and recognized over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to the share capital.

(g)         Use of estimates and assumptions:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

2.   Discontinued operations:

(a)         Sale of Australian operations:

On March 17, 2004, the Company sold its investment in Trace Energy Services Pty Ltd., being the Australian operations of the Company. The sale was comprised of two separate transactions:

      (i)  Prior to closing the sale, 20,000 of the 25,000 issued and outstanding shares were redeemed for cash of $2 million.

  (ii)  The 5,000 remaining shares and the inter-company debt due by Trace Energy Services Pty Ltd. to the Company were sold for total proceeds of $4.2 million. The amount of the $4.2 million included $0.5 million in cash at closing with the balance being payable over eighteen months, without interest, with various discount options for early settlement. At December 31, 2004, the amount of $4,019,792 was collected, resulting in a discount of $180,208.

For reporting purposes the results of the Australian operations have been presented as discontinued operations. Accordingly, prior year financial statements have been restated to reflect this change in circumstance.

The assets and liabilities related to Trace Energy Services Pty Ltd. at December 31, 2003 were as follows:

Current assets:
Cash	$498,917
Accounts receivable	3,681,972
Work-in-progress	36,991
Prepaid expenses and deposit	61,559
$4,279,439
Property and equipment	$3,983,546
Current liabilities:
Accounts payable and accrued liabilities	$2,439,853
Due to the Company	4,087,019
$6,526,872

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

2.   Discontinued operations: (Continued)

Additional selected information for Trace Energy Services Pty. Ltd. is as follows:

	Period ended March 17, 2004	2003	2002
Contract revenue	$2,867,557	$9,466,189	$7,094,809
Earnings from discontinued operations, net of income tax $102,245 (2003 — $nil; 2002 — $nil)	696,756	403,994	188,961
Loss on sale of investment — net of income taxes	(329,438)	—	—
Earnings from discontinued operations	$367,318	$403,994	$188,961

(b)         Seismic data library:

On March 17, 2004, the Company sold its interest in certain seismic data library surveys to a third party. The sale was comprised of: (a) a fixed cash consideration of $2,700,000 and (b) a variable component based on the outcome of certain licensing agreements. At December 31, 2004, the agreement was settled and the Company received cash of $150,326.

Later in 2004, the Company decided to sell its entire interest in the remaining seismic data library surveys (the “Surveys”) and is classified as “assets of discontinued operations”. On February 9, 2005 the Surveys were sold to a third party for a cash consideration of $2,400,000.

For reporting purposes the results of operations for the division have been presented as discontinued operations. Accordingly, prior year financial statements have been restated to reflect this change in circumstance.

The assets and liabilities related to seismic data library operating segment are as follows:

	2004	2003
Current assets:
Accounts receivable	$10,200	$352,971
Seismic data library:
Cost	15,663,885	17,385,660
Accumulated amortization	13,548,073	12,499,855
	2,115,812	4,885,805
	$2,126,012	$5,238,776

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

2.   Discontinued operations: (Continued)

Additional selected information for seismic data library is as follows:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Revenue	$183,207	$1,184,016	$1,220,086	$4,591,156	$4,359,539
Earnings (loss) from discontinued operations, net of Income tax $154,647 (September 30, 2004 — $326,454; December 31, 2004 — $334,707; 2003 — recovery $25,853; 2002 — recovery $160,507)	305,337	687,360	812,194	(44,495)	(774,900)
	$305,337	$687,360	$812,194	$(44,495)	$(774,900)

(c)          Hertz Drilling Inc. (“Hertz”):

On October 16, 2003, the Company entered into an agreement to sell the property and equipment and associated debt of Hertz, for cash consideration, to a company controlled by certain shareholders of the company. For reporting purposes the results of operations for the division have been presented as discontinued operations.

Additional selected information for Hertz as follows:

	Year ended December 31, 2004	Period ended October 16, 2003	Year ended December 31, 2002
			(restated)
Revenue	$—	$10,105,497	$18,042,256
Earnings (loss) from discontinued operations, net of income tax of $38,102 (2003 — recovery of $552,925): 2002 — $154,600)	74,393	(502,009)	251,915
Gain on sale of net assets of discontinued operations, net of income taxes $nil) (2003 — $566,163; 2002 — $nil)	—	711,915	—
	$74,393	$209,906	$251,915

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

3.   Property and equipment:

	Cost	Accumulated depreciation	Net book value
September 30, 2005
Recording equipment	$58,335,357	$32,708,193	$25,627,164
Vehicles and trailers	6,274,513	4,160,853	2,113,660
Office equipment	947,151	841,510	105,641
Leasehold improvements	927,677	294,479	633,198
	$66,484,698	$38,005,035	$28,479,663
December 31, 2004
Recording equipment	$53,938,384	$30,976,897	$22,961,487
Vehicles and trailers	6,109,340	3,817,540	2,291,800
Office equipment	941,727	776,636	165,091
Leasehold improvements	922,586	204,862	717,724
	$61,912,037	$35,775,935	$26,136,102
December 31, 2003
Recording equipment	$52,714,848	$31,684,372	$21,030,476
Drilling equipment	1,564,888	1,267,016	297,872
Vehicles and trailers	6,279,902	3,964,014	2,315,888
Office equipment	773,544	628,800	144,744
Leasehold improvements	267,211	151,421	115,790
	61,600,393	37,695,623	23,904,770
Less amount related to discontinued operations	—	—	3,983,546
			$19,921,224

Included above at September 30, 2005 are assets under capital leases with a net book value of $8,599,295 (December 31, 2004 — $9,615,468; 2003 — $5,934,988).

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

4.                Bank indebtedness and long-term debt:

At September 30, 2005, the Company had a bank operating line of credit with a major lending institution of $9 million, to a maximum of 75% of applicable accounts receivable. Available credit under this facility is further reduced by an Irrevocable and Unconditional Letter of Credit in the amount of US$ 380,000 issued by the Company’s major lending institution. Drawings under this facility bore interest at bank prime rate plus 1/2% (2004 — bank prime rate plus 1/2%; 2003 — bank prime rate plus 1/4%). At September 30, 2005 $2,537,034 (December 31, 2004 $2,788,575; 2003 — $56,192) was drawn on this facility which is included in bank indebtedness. The remaining amount of bank indebtedness relates to outstanding cheques.

On January 31, 2005, the Company amended the January 2004 non-revolving term credit facility agreement with its major lending institution, and secured additional funding of $2,500,000. On February 10, 2005, the Company repaid $1,000,000. Drawings under this facility bear interest at the lender’s bank prime rate plus 5/8%, payable monthly in arrears, and are repayable in monthly principal installments of $193,334 with full repayment no later than April 30, 2008.

On September 30, 2005 the Company secured an additional term non-revolving credit facility of $3,000,000 with its major lending institution. This facility bears interest at the lender’s prime rate plus 5/8%, payable monthly in arrears, and is repayable in monthly principal installments of $62,500 with full repayment no later than September 30, 2009.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

4.                Bank indebtedness and long-term debt: (Continued)

Long-term debt is comprised of:

	September 30,	December 31,
	2005	2004	2003
Bank term loan, bearing interest at prime plus 5/8%:
Portion due in monthly principal installments of $193,334 through to April 30, 2008	$5,814,986	$6,054,992	$—
Bank term loan, bearing interest at prime plus 5/8%:
Portion due in monthly principal installments of $62,500 through to September 30, 2009	3,000,000	—	—
Capital lease obligations repayable in blended monthly installments of $224,280 for the months of January through September, as well as November and December, including interest at 5.825% to 5.878%	6,405,705	7,461,440	5,934,988
Capital lease obligations repayable in blended monthly installments of $12,265 U.S. dollars including interest at 5%	269,407	398,258	—
Bank term loan, bearing interest at prime plus 1/4%:
Portion reducing quarterly by $900,000, through to July 2005	—	—	4,200,000
Portion due in monthly principal installments of $103,250, reducing through to October 2006	—	—	2,403,114
	15,490,098	13,914,690	12,538,102
Less current portion	4,706,569	3,894,172	3,293,557
	$10,783,529	$10,020,518	$9,244,545

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

4.                Bank indebtedness and long-term debt: (Continued)

Payments under the leases at September 30, 2005 are as follows:

2006	$1,965,371
2007	1,901,331
2008	1,797,547
2009	1,448,006
2010	317,658
7,429,913
Less: amount representing interest	754,801
$6,675,112

The following summarizes the aggregate principal repayments of the Company’s long-term debt and capital lease obligations.

2006	$4,706,560
2007	4,736,488
2008	3,581,522
2009	2,152,019
2010	313,509
$15,490,098

Security for all of the Company’s bank borrowings includes a first fixed and floating charge over all present and after acquired assets of the Company and various other specific assignments and agreements.

5.                Loan payable to related party:

At December 31, 2004, the Company had repaid a loan of $47,077, bearing interest at 8.5%, to a company owned by a former shareholder.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

6.                Income taxes:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Earnings (loss) from continuing operations before income taxes	$1,298,997	$856,183	$1,373,008	$(381,754)	$(2,009,168)
Combined federal and provincial statutory income tax	33.62%	33.87%	33.87%	36.75%	39.25%
Expected income tax (recovery)	$436,723	$289,989	$465,038	$(140,295)	$(788,598)
Increase (decrease) resulting from:
Foreign currency translation loss	—	—	(67,270)	202,453	—
Non-deductible expenses	371,094	383,792	378,748	117,444	49,754
Foreign loss on sale of property and equipment	—	—	—	95,030	—
Capital tax	38,557	49,857	66,475	41,091	46,250
Future tax rate reduction	—	(823)	(17,207)	(29,877)	(203,575)
Other	(20,484)	74,668	343,521	13,813	(13,408)
Actual income tax expense	$825,890	$797,483	$1,169,305	$299,659	$(909,577)

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

6.                Income taxes: (Continued)

The components of the net future income tax liability are as follows:

	September 30,	December 31,
	2005	2004	2003
Future income tax assets:
Non-capital loss carry-forwards	$458,693	$846,196	$1,290,001
Capital loss carry-forwards	118,550	127,805	—
Long-term debt	2,624,941	2,979,879	—
Less valuation allowance	(118,550)	(127,805)	(232,016)
	3,083,634	3,826,075	1,057,985
Future income tax liabilities:
Property and equipment	5,157,792	5,823,940	2,595,023
Seismic data library	—	—	96,424
Other	—	—	135,131
	5,157,792	5,823,940	2,826,578
Net future income tax liability	2,074,158	1,997,865	1,768,593
Less amount related to discontinued operations	—	—	231,555
	$2,074,158	$1,997,865	$1,537,038

At September 30, 2005, the Company had non-capital losses of $1,328,000 expiring as follows:

2008	$646,000
2009	401,000
2014	281,000
$1,328,000

At September 30, 2005, the Company also had capital loss carry-forwards of approximately $705,236 with no expiry.

TRACE ENERGY SERVICES LTD.
Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

7.                Capital stock:

(a)  Authorized:

Unlimited number of Class A shares, voting, ranking pari passu with Classes Common and C shares, except in respect of the payment of dividends

Unlimited number of Common shares, voting, ranking pari passu with Classes A and C shares, except in respect of the payment of dividends

Unlimited number of Class C shares, voting, ranking pari passu with Classes A and Common shares, except in respect of the payment of dividends

Unlimited number of Convertible First Preferred Shares

Unlimited number of Second Preferred shares

Unlimited number of Third Preferred shares

Unlimited number of Fourth Preferred shares

TRACE ENERGY SERVICES LTD.
Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

7.                Capital stock: (Continued)

(b)  Issued and outstanding:

	Number of Shares	Amount
Class A shares:
Balance, December 31, 2002	57,942	$58
Repurchased during 2003	(57,942)	(58)
Balance, December 31, 2003 and 2004	—	—
Class B shares:
Balance, December 31, 2002	269,003	28,749,895
Repurchased during 2003	(6,389)	(682,831)
Balance, December 31, 2003	262,614	28,067,064
Conversion of Class B shares	(262,614)	(28,067,064)
Balance, December 31, 2004	—	—
Common shares:
Conversion from B shares	262,614	28,067,064
Reduction of share capital(i)	—	(8,000,000)
Issue of shares(ii)	2,963	133,335
Shareholder loan(ii)	—	(133,335)
Balance, December 31, 2004	265,577	20,067,064
Issue of shares(ii)	2,962	133,290
Shareholder loan(ii)	—	(133,290)
Balance, September 30, 2005	268,539	$20,067,064

(i)             On January 28, 2004, the Company distributed $8,000,000 to its then sole shareholder and reduced the stated capital of its Class Common shares by this amount, from $28,067,064 to $20,067,064.

During 2003, the Company repurchased all 57,942 Class A shares outstanding and 6,389 of the Class B shares for cash of $6,373,620 and $702,790, respectively. The excess of $6,393,521 of the amount paid over the book value of the shares repurchased was charged to the deficit.

(ii)         During 2004, the Company entered into a subscription and loan agreement with an officer of the Company to acquire 5,925 Common shares of the Company in two equal amounts. The loans are interest free, payable in five years from the date of each subscription and are secured only by the Company’s Common shares. On November 1,

TRACE ENERGY SERVICES LTD.
Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

7.                Capital stock: (Continued)

2004, 2,963 common shares were subscribed for a total of $133,335. On February 1, 2005, a further 2,962 common shares were subscribed for a total of $133,290 under the terms of this agreement. On November 30, 2005 both loans were forgiven by the company.

(c)   Stock-based compensation plan:

The Company entered into stock option plan agreements on April 1, 2004 with a number of its employees. A total of 10,925 stock options were granted at an exercise price of $50.00 in 2004. The options will vest and become exercisable over a three-year period from the grand date at  1/3 per year. The options will expire five years after the vesting date. At September 30, 2005, 3,640 stock options were vested (December 31, 2004 — none). On December 1, 2005 due to the closing of the Stock Purchase transaction, as described in note 12, all options were vested.

The fair value of each option granted is estimated at the date of grant using the Black-Scholes option pricing method with weighted average assumptions are as follows:

	September 30, 2005	December 31, 2004
Risk free interest rate (%)	4.0	4.0
Time to expiration (years)	5	5
Volatility (%)	0%	0%
Dividend	0	0
Fair value per option	$1,065	$1,065

(d)  Contributed surplus:

	September 30, 2005	December 31, 2004
Balance, beginning of period	$29,214	$—
Stock-based compensation	29,082	29,214
Balance, end of period	$58,296	$29,214

(e)  Warrants:

At the balance sheet dates there were 22,222 warrants outstanding to purchase Common shares at an exercise price of $180 per warrant.

TRACE ENERGY SERVICES LTD.
Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

8.                Commitments:

The Company is committed to payments under operating leases for the next 10 years as follows:

	2006	2007	2008	2009	Thereafter
Premises	$269,972	$158,928	$158,928	$158,928	$961,136
Vehicles and equipment	321,600	234,906	111,991	5,914	—
	$591,572	$393,834	$270,919	$164,842	$961,136

9.                Related party transactions:

During the period ended September 30, 2005 the Company incurred, at fair value, equipment rentals of $476,700 (September 30, 2004 — $nil) to an entity owned by certain employees who are senior management. At September 30, 2005 $96,600 was outstanding (September 30, 2004 — $nil).

During the period ended September 30, 2005 the Company paid, at fair value, rental, contracting and other costs of $nil (September 30, 2004 — $nil; December 31, 2004 — $nil; December 31, 2003 — $196,711; December 31, 2002 — $174,179) to companies owned by certain shareholders. No amounts owed to these companies were outstanding at any of the balance sheet dates.

During the year ended December 31, 2004 the Company incurred interest expense on the notes payable to shareholders amounting to $nil (2003 — $484,521; 2002 — $675,000). No amounts were owed to these shareholders at the balance sheet dates.

10.         Segmented reporting:

The Company only operates in one business segment, being land seismic acquisition contracting.

TRACE ENERGY SERVICES LTD.
Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

10.         Segmented reporting: (Continued)

(a)  Geographic segments:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Sales to external customers:
Canada	$19,497,472	$18,005,160	$18,315,512	$24,479,050	$19,953,673
United States	28,122,842	33,355,420	42,068,666	29,819,803	16,436,852
Argentina	—	—	—	—	23,014
	$47,620,314	$51,360,580	$60,384,178	$54,298,853	$36,413,539

	September 30,	December 31,
	2005	2004	2003
Property and equipment related to continuing operations:
Canada	$24,221,747	$21,997,662	$16,286,235
United States	4,257,916	4,138,440	3,634,989
	$28,479,663	$26,136,102	$19,921,224

(b)  Major customers:

The Company earned contract revenue from major customers (10% or more) as follows:

	Number of Customers	Percentage
Nine months ended September 30, 2005	2	36%
Nine months ended September 30, 2004	3	38%
Year ended December 31, 2004	3	36%
Year ended December 31, 2003	3	35%
Year ended December 31, 2002	3	48%

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

11.   Financial instruments:

(a)  Fair values of financial assets and liabilities:

The fair values of all financial instruments, including long-term borrowings, approximate their carrying amounts.

(b)  Interest rate risk:

The Company is exposed to interest rate risk to the extent changes in market interest rates will impact the Company’s cash and cash equivalents that have a floating interest rate. The bank facility is also based on a floating interest rate. The Company had no interest rate swaps or hedges at the balance sheet dates.

(c)   Credit risk:

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(d)  Foreign currency risk:

A portion of the Company’s business operations are in foreign jurisdictions. The Company is subject to normal risks associated with the fluctuation of the foreign currencies.

12.   Subsequent events

(a)  Sale of Common shares:

On July 29, 2005, the shareholders of the Company signed a definitive agreement with Geokinetics, Inc. (“Geokinetics”) a Delaware Corporation, to sell all of their outstanding Common shares for $35,000,000 in cash, subject to certain adjustments, and 1,000,000 shares of Geokinetics’ common stock. Closing of the transaction is subject to certain conditions contained in the Stock Purchase Agreement, including receipt of satisfactory financing by Geokinetics. The transaction closed on December 1, 2005. Pursuant to the closing of the transaction, the Company’s credit facilities with its major lending institution were amended in order to include certain guarantees from Geokinetics.

13.   United States accounting principles and reporting:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian and U.S. GAAP are described in this note.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

(a)  Future income taxes:

Canadian GAAP requires the use of income tax rates which are substantively enacted to calculate future income taxes while U.S. GAAP requires that any such rate changes be enacted. The only adjustments resulting from this difference are in the 2002 fiscal year whereby, the future tax recovery would have been reduced by $26,375 and the future income tax expense related to the discontinued operations of Hertz would have been reduced by $31,842. This difference would have also decreased the liability and deficit for the 2002 fiscal year by $58,217. The amounts were reversed in 2003. The net loss for U.S. GAAP purposes for the year ended December 31, 2003 would be $174,425 (2002 — $1,492,613).

(b)  Comprehensive income:

U.S. GAAP requires that a Statement of Comprehensive Income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. There are no elements of other Comprehensive Income present in the Company’s operations and a separate statement of Comprehensive Income is not required.

(c)   Other disclosures:

(i)             U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2005 were $2,132,475 (December 31, 2004 — $1,210,151; December 31, 2003 — $2,062,860). Accrued liabilities that individually exceeded five percent of current liabilities comprised:

	September 30,	December 31,
	2005	2004	2003
Payroll accruals	$1,034,880	$459,218	$517,009
Other accruals	658,939	188,270	935,224

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

(ii)         U.S. GAAP requires the Company to disclose customers who account for ten percent or more of total revenue, which is not required under Canadian GAAP. Customers who accounted for more than ten percent of total revenue in a fiscal period comprised:

	Number of Customers	Percentage
Nine months ended September 30, 2005	2 — (26%, 10%)	36%
Nine months ended September 30, 2004	3 — (14%, 13%, 11%)	38%
Year ended December 31, 2004	3 — (13%, 12%, 11%)	36%
Year ended December 31, 2003	3 — (13%, 11%, 11%)	35%
Year ended December 31, 2002	3 — (18%, 16%, 14%)	48%

(d)  Recent accounting pronouncements:

The following new accounting standards were recently issued:

Canada:

Comprehensive Income

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued a new Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Section is similar to U.S. GAAP standards for comprehensive income as it requires companies to present comprehensive income and its components in a financial statement with the same prominence as other financial statements that constitute a complete set of financial statements. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 3251 “Equity”, 3855 “Financial Instruments — Recognition and Measurement” and 3865 “Hedges”. Currently, this does not have an impact on the Company; however, this may result in a future impact on the Company if changes in net equity result from transactions or other events and circumstances from non-owner sources. The Company will continue to assess the impact of this new Section prior to its implementation date.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

Foreign Currency Translation

In 2005, the CICA issued Handbook Section 1651 “Foreign Currency Translation” which replaces Section 1650 which also dealt with establishing standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The new Section amends the manner in which exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are treated to conform to the issuance of new Handbook Section 1530 “Comprehensive Income”. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 “Comprehensive Income”, 3855 “Financial Instruments — Recognition and Measurement” and 3865 “Hedges”. Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into any hedging transactions or determines its foreign operations are self-sustaining rather than integrated. The Company will continue to assess the impact of this new Section prior to its implementation date.

Equity

In 2005, the CICA issued Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus”. The new Section establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this Section are in addition to those in Sections 1530 “Comprehensive Income”, 3240 “Share Capital” and 3260 “Reserves”. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 “Comprehensive Income”, 3855 “Financial Instruments — Recognition and Measurement” and 3865 “Hedges”. The Company will assess the impact of this new Section prior to its implementation date.

Financial Instruments — Recognition and Measurement

In 2005, the CICA issued a new Handbook Section 3855 “Financial Instruments — Recognition and Measurement” which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives other than those addressed in new Section 3861 “Financial Instruments — Disclosure and Presentation”. This Section applies to interim and annual financial statements relating to fiscal years

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 “Comprehensive Income” and 3865 “Hedges”. The Company will assess the impact of this new Section prior to its implementation date.

Non-monetary Transactions

In 2005, the CICA issued Handbook Section 3831 “Non-monetary Transactions” which replaces Section 3830 which also dealt with establishing standards for the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when it is measured at carrying amount. The new Section’s general requirement is that an asset or liability exchanged or transferred in a non-monetary transaction be measured at fair value, which is unchanged from the former section. The Section also outlines criterion for transactions which should be measured at carrying value. These criteria are similar to those in the former section except that a “commercial substance” criterion replaces the “culmination of the earnings process” criterion in Section 3830. The new Section applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for such transactions initiated in periods beginning after July 1, 2005. Retroactive application is prohibited. Currently, Section 3851 does not have an impact on the Company; however, this may result in a future impact if the Company enters into any non-monetary transactions.

Financial Instruments — Disclosure and Presentation

In 2005, the CICA issued Handbook Section 3861 “Financial Instruments — Disclosure and Presentation” which replaces Section 3860 which dealt with the same topic. The new Section establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 “Comprehensive Income”, 3855 “Financial Instruments — Recognition and Measurement” and 3865 “Hedges”. The Company will assess the impact of this new Section prior to its implementation date.Hedges

In 2005, the CICA issued a new Handbook Section 3865 “Hedges” which establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional and this Section applies whenever a company chooses to apply hedge accounting. This

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 “Comprehensive” and 3855 “Financial Instruments — Recognition and Measurement”. Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into hedging transactions and chooses to apply hedge accounting. The Company will continue to assess the impact of this new Section prior to its implementation date.

United States:

Share-Based Payment

In 2004, the Financial Accounting Standards Board (“FASB”) issued revised FAS 123 “Share-based Payment”. Three further revisions were made to the statement in 2005. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement No. 123. As a result, non-public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. This amended statement is effective at the beginning of the first interim or annual reporting period that begins after September 15, 2005 for public entities and as of the first annual reporting period that begins after December 15, 2005 for non-public entities. The Company currently uses the grant-date fair value of valuing share-based payments and the revised Statement is not anticipated to have an impact on the Company; however, the impact of this amendment is still being assessed.

Exchange of Non-Monetary Assets

In 2004, FASB issued revised FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after September 15, 2005 and are to be applied prospectively. Earlier application is permitted for

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

13.   United States accounting principles and reporting: (Continued)

non-monetary asset exchanges which occur in fiscal periods beginning after the issue of this statement. Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into any non-monetary asset exchanges.

Accounting Changes and Error Corrections

FAS 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. Statement 154’s retrospective-application requirement replaces APB 20’s requirement to recognize most voluntary changes in accounting principles by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. Currently, this does not have an impact on the Company; however, this may result in a future impact to the Company.

4,500,000 Shares

GEOKINETICS INC.

Common Stock

P R O S P E C T U S

RBC CAPITAL MARKETS	UBS INVESTMENT BANK

RAYMOND JAMES	HOWARD WEIL INCORPORATED

May 10, 2007